FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February, 2007
Commission File Number: 001-12518
Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)
Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐             No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.
TABLE OF CONTENTS

Item

1	Press release dated February 1, 2007, entitled, “Santander net attributable income for 2006 increases 22% to EUR 7.596 billion”

2	Material Fact dated February 1, 2007, regarding the payment of a fourth dividend on the earnings for the 2006 financial year.

3	Material Fact dated February 1, 2007, regarding the resignation of Mr. Jay Sidhu as a Director of the Bank.

4	Presentation dated February 1, 2007, entitled, “Activity and Results Year-end 2006.”

5	Santander Group Fourth Quarter 2006 Financial Report.

6	Santander Group Fourth Quarter 2006 Results.

Item 1
Press release
Santander net attributable income for 2006
increases 22% to EUR 7.596 billion
Excluding capital gains, attributable profit rose 26%
to EUR 6.582 billion; earnings per share also rose 26%
▪	The strong results allow the Board to increase the dividend by 25% to EUR 0.5206 a share, a payout to shareholders of EUR 3.256 billion, or 49.47% of ordinary profit.

▪	The increase in profit was driven by growth in revenues of 17%, twice the rate of growth in costs of 7%, leading to an improvement in efficiency of more than 4 percentage points to 48.5%.

▪	Growth in revenues was supported by strong activity in all business, in Europe as well as in Latin America. Loans grew by 20% and customers funds 9%.

▪	In Continental Europe, profit grew by 16% to EUR 3.471 billion, owing to growth in loans of 29% and in customer funds of 16%.

▪	In Latin America, attributable profit increased by 29% to EUR 2.287 billion, with growth of 22% in loans and 25% in Customer funds, measured in local currency.

▪	Abbey’s attributable profit rose 24% to EUR 1.003 billion, with growth of 9% in loans and 2% in deposits in pounds sterling.

▪	The NPL ratio was 0.78%, a decline of 0.11 point. Coverage increased from 182% to 187% at the close of 2006.

▪	The Group generated in 2006 EUR 2.487 billion in capital gains through the sale of stakes in Urbis (EUR 1.218 billion), 10% of Antena 3 TV (EUR 294 million), 4.8% of San Paolo (EUR 705 million) and 7.23% of Santander Santiago (EUR 270 million).

▪	Of these capital gains, EUR 1.386 billion were allocated to extraordinary provisions (for early retirements, to cover the impact of the corporate tax reform and the distribution of shares to employees) and EUR 1.014 billion to profit.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Madrid, February 1, 2007 — Grupo Santander registered net attributable income of EUR 7,596 million in 2006, an increase of 22% from EUR 6,220 million in 2005. Santander thus begins 2007, which marks the 150th anniversary of its founding, by presenting the best results in its history.
All business units registered strong growth in activity in 2006 while maintaining strict discipline in costs, which has enabled revenues to grow at more than double the rate of costs. This resulted in an increase of 26% in recurring profits, excluding capital gains, of EUR 6,582 million. At the same time, Santander registered in 2006 EUR 2,487 million in gross extraordinary capital gains from the sale of investment stakes, of which EUR 1,386 million have been earmarked for extraordinary provisions, which strengthen the balance sheet, and another EUR 1,014 million to the annual results.
The quality of the results allows the Board of Directors to approve for the second consecutive year a 25% increase in the dividend, with a charge against 2006 results of EUR 0.5206 per share. The distribution to shareholders will thus come to EUR 3.256 million, or 49.47% of ordinary profit, in line with Santander’s payout policy.
Earnings
The key factor in the 2006 results is the strong growth in business activity, which enabled revenue to grow by ten percentage points more than costs, at 17% and 7%, respectively. As a result of this, the operating margin grew by 28%, similar to the level of growth in ordinary attributable profit. The limited growth in costs is especially noteworthy when considering the investment in 2006 in new projects such as “We want to be your bank” in Spain and the expansion of branch networks in various countries, with 651 net openings. Santander’s global network now includes 10,852 branches, making it the largest retail bank distribution franchise in the world.
Businesses in Continental Europe (Spain, Portugal and Santander Consumer Finance) registered an operating margin of 20%, with an increase of 15% in revenue and of 8% in costs. Growth in loans generated a strong increase in generic provisions, so that final growth in profit came to 16% to EUR 3,471 million. The greatest contribution came from the Santander branch network in Spain, with EUR 1,505 million, followed by Banesto with EUR 585 million (excluding the capital gains from the sale of Urbis) and Santander Consumer Finance with EUR 565 million.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

The Santander branch network in Spain focused in 2006 on profitable growth, which enabled it to continue to improve its rates of growth in net interest income, which increased by 14% over the year and by 17% in the final quarter. Moreover, the Santander branch network was able to bear the costs of eliminating income from fees on services to all linked customers and keep growth in costs at 2%, while opening 180 branches. Banesto registered net profit of EUR 1.451 billion, including the capital gains obtained from the sale of Urbis.
In Latin America, costs grew by 13%, due principally to investment being carried out in new projects and the branch networks in the main countries, but were still half the rate of growth in revenues of 27%, so that net operating income grew by 43% in dollars, the operating currency. Attributable profit from the region grew by 30% to US$2,866 million, or by 29% in euros to EUR 2,287 million. Brazil made the largest contribution, with profit of $ 941 million, an increase of 28%, followed by Mexico, $662 million, up 41% and Chile, $613 million, up 46%, the second consecutive year it has grown by more than 45%.
Abbey’s results are in line with the framework laid out in its strategic plan, with growth of 5% in revenue and a reduction of 7% in costs, resulting in growth of 25% in net operating income and of 23% in profit, measured in pounds. Attributed profit for the year increased 24% to EUR 1,003 million.
By businesses, retail banking registered pretax ordinary profit, excluding capital gains and extraordinary write-offs, increased 24% to EUR 7,436 million; Global Wholesale Banking rose 17% to EUR 1,353 million and Asset Management and Insurance increased 18% to EUR 645 million. Within Asset Management and Insurance, revenue from insurance grew by 29% and from investment funds by 9%.
Global Wholesale Banking registered a sharp increase in activity, with revenues increasing by 32% and costs by 18%. The gap between them enabled net operating profit to increase by 40% and gross profit by 17%, as generic provisions were 4.3 times higher. The increase in generic provisions is a result of the strong growth in credit but does not affect risk quality, as specific provisions were reduced.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

In addition to these ordinary earnings, Santander in 2006 sold stakes in Urbis, Antena 3 TV (10%), Sanpaolo IMI (4.8%) and 7.23% of Santander Santiago, with the objective of increasing its stock market liquidity. These sales generated gross capital gains of EUR 2,487 million, which have been allocated to cover the cost of early retirements in Spain (EUR 716 million), to cover the affect of the corporate tax reform, and (EUR 491 million) and extraordinary fund (EUR 179 million) to cover the costs of distributing 100 shares to each employee to mark the Group’s 150th anniversary. The remaining capital gains contributed EUR 1,014 million to attributable profit, reinforcing the solvency and capital base of the Group.
Business
Santander’s funds under management exceeded a trillion euros for the first time in 2006, increasing by 4% to EUR 1,000.996 billion. Assets rose 3% and accounted for EUR 833,873 million of the total, while off-balance sheet customers’ managed funds (mutual funds and pensions, mainly) rose 9% to EUR 167,124 million.
Total Group lending came to EUR 531,509 million at the close of 2006, an increase of 20%. Some 52% of the lending comes from Continental Europe, 36% from the United Kingdom (Abbey) and the remaining 12% from Latin America.
In Continental Europe, lending grew by 29% to EUR 271,687 million, with increases in all countries and units. The Santander branch network increased lending by 18%, Banesto by 27%, Portugal by 4% and Santander Consumer Finance by 34%. Faster growth in the Santander branch network in Spain was the result of the success of the “We want to be your bank” programme, launched in 2006, which strengthened linkage with existing customers and attracted 466,000 new customers. Loans to individuals grew by 15% and to businesses by 23%, while mortgage lending continued to grow by 16%, the same rate as in 2005.
Banesto’s loans to individuals grew by 19%, to small businesses by 25% and medium-sized businesses by 35%, while mortgages grew by 25%. Santander Consumer continued to grow both organically (by opening branches in Germany and Italy) and through selective acquisitions such as Drive in the U.S. Auto financing, its main business, grew 17% and direct lending and cards by 36%. In Portugal, Santander Totta grew by 23% in lending to SMEs and by 10% in loans to individuals.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Lending in Latin America grew by 14% in euros, to EUR 60,172 million, and by 22% in local currencies. Lending in Brazil, which opened 129 branches last year, grew by 34%, with an increase of 30% in loans to individuals and 38% in SMEs and corporales. Lending in Mexico grew by 41%, with an increase of 85% in loans to individuals and 64% in SMEs. Lending in Chile grew by 17%, with increases of 24% in loans to individuals and 27% to SMEs.
Abbey continued its strategic business restructuring, ending the year with loans of EUR 190,512 million, growth of 11% in euros and 9% in pounds. Net mortgage production increased to GBP 7,800 million, 2.6 times the 2005 figure of GBP 3,000 million, which enabled the bank to gain market share in new production. Production of personal loans grew by 7% to GBP 2,259 million on the year.
Total managed customer funds managed by the Group rose 9% on the year to EUR 743,543 million. On-balance sheet customers funds were EUR 576,419 million and off-balance sheet EUR 167,124 million, with growth of 9% in both cases. Funds held in mutual funds rose by 9% and in pensions by 3%.
In Continental Europe, overall Customer funds under management rose 16% to EUR 301,238 million. Spain accounted for around 80%, with the Santander branch network growing by 9%, Banesto by 20% and Santander Consumer by 32%, with the biggest gains in Spain, Germany and Italy. Customer funds in Portugal grew by 24%.
In Latin America, customer funds grew by 12% in euros, to EUR 139,549 million, and by 25% in local currencies. Deposits grew by 15% and investment funds by 34% in local currencies. By country, growth in the capture of new savings was 18% in Brazil, 13% in Mexico and 22% in Chile.
Abbey closed 2006 with EUR 205,860 million in customer funds, a decline of 9% due to the sale of the insurance business. On a like-for-like basis, excluding the insurance business, customer funds grew by 8% in euros and 6% in pounds.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Management & capital ratios
Efficiency: The growth of revenues by ten percentage points more than the growth in costs led to an improved efficiency ratio. At the end of 2005, costs and amortisations as a whole took up 52.8% of revenues, whilst this percentage was 48.5% at the close of 2006. Abbey showed the greatest improvement in efficiency, from 62.2% in 2005 to 55.1% one year later. Continental Europe improved by 2.7 percentage points to 40.8%. Latin America improved 5.8 percentage points to 47.0%.
Non-performing loans: The expansion of the Group’s lending activity came hand in hand with a fall in the NPL rate, with the delinquent and doubtful risk/total lending ratio at an all-time low at the end of 2006. Grupo Santander’s NPL rate is 0.78% (down 0.11 point), with coverage at 187% ( up 5 points). The Group has generic reserves of EUR 5,667 million, for future use.
Capital: At the close of 2006, the Group’s eligible capital amounted to EUR 59,776 million, with a EUR 21,478 surplus over minimum requirements. With this capital base, the BIS ratio is 12.5%, with Tier I at 7.4% and core capital at 5.9%.
The share & the dividend

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

The Santander share closed 2006 at EUR 14.14, up 27% in the year. At the end of 2006, Santander’s market capitalisation was EUR 88,436 million, representing the creation of EUR 18,701 million in shareholder value. Santander has reinforced its position as Spain’s leading company by market capitalisation and as the number one bank in the euro zone.
The Board of Directors has approved the dividend charged to the 2006 earnings, which will be EUR 0.5206 per share, a 25% dividend increase for the second consecutive year. Of the four yearly dividends, three, amounting to EUR 0.106904 each, have already been paid, with a fourth dividend of EUR 0.199913 per share still pending. The return per share by dividend was 4.27% in 2006. Over the last ten years, the dividend per share has registered accumulative annual growth of 13%. In 2006, profit distributed to shareholders will be EUR 3,256 million — equivalent to 49.47% of ordinary attributable income — a record for Santander and Spanish companies as a whole.
Grupo Santander’s shareholder base amounts to 2,310,846 shareholders. 129,749 people work in the Group, serving 67 million customers in 10,852 branches.
For more information, see: www.gruposantander.com

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Income statement
Million euros

			Variation
	2006	2005	Amount	%	2004

Net interest income (w/o dividends)	12,084	10,334	1,750	16.9	7,172
Dividends	404	336	68	20.4	389

Net interest income	12,488	10,669	1,818	17.0	7,562

Income from companies accounted for by the equity method	427	619	(192)	(31.0)	449
Net fees	7,223	6,256	967	15.5	4,727
Insurance activity	298	227	71	31.4	161

Commercial revenue	20,436	17,772	2,664	15.0	12,899

Gains (losses) on financial transactions	2,180	1,562	618	39.6	1,100

Gross operating income	22,615	19,333	3,282	17.0	13,999

Income from non-financial services	119	156	(37)	(23.9)	118
Non-financial expenses	(70)	(91)	20	(22.5)	(121)
Other operating income	(119)	(90)	(30)	33.3	(62)
Operating costs	(11,176)	(10,400)	(776)	7.5	(7,504)
General administrative expenses	(10,025)	(9,382)	(643)	6.9	(6,670)
Personnel	(6,004)	(5,619)	(385)	6.8	(4,221)
Other administrative expenses	(4,021)	(3,763)	(258)	6.9	(2,448)
Depreciation and amortisation	(1,151)	(1,017)	(133)	13.1	(834)

Net operating income	11,369	8,909	2,459	27.6	6,431

Impairment loss on assets	(2,550)	(1,802)	(748)	41.5	(1,847)
Loans	(2,467)	(1,615)	(852)	52.8	(1,586)
Goodwill	(13)	—	(13)	—	(138)
Other assets	(71)	(187)	116	(62.3)	(123)
Other income	(42)	(270)	229	(84.5)	(196)

Income before taxes (ordinary)	8,776	6,837	1,939	28.4	4,387

Corporate income tax	(1,986)	(1,320)	(666)	50.5	(526)

Net income from ordinary activity	6,790	5,517	1,273	23.1	3,861

Net income from discontinued operations	354	225	129	57.5	135

Net consolidated income (ordinary)	7,144	5,742	1,402	24.4	3,996

Minority interests	562	530	32	6.0	390

Attributable income to the Group (ordinary)	6,582	5,212	1,370	26.3	3,606

Net extraordinary gains and writedowns	1,014	1,008	5	0.5	—

Attributable income to the Group	7,596	6,220	1,376	22.1	3,606

Customer loans
Million euros

			Variation
	31.12.06	31.12.05	Amount	%	31.12.04

Public sector	5,329	5,243	86	1.6	5,741
Other residents	199,994	153,727	46,266	30.1	126,253
Secured loans	110,863	81,343	29,520	36.3	62,457
Other loans	89,131	72,384	16,747	23.1	63,796
Non-resident sector	326,187	284,468	41,719	14.7	244,201
Secured loans	191,724	174,117	17,608	10.1	160,514
Other loans	134,463	110,352	24,111	21.8	83,687

Gross loans and credits	531,509	443,439	88,071	19.9	376,195

Credit loss allowance	8,163	7,610	554	7.3	6,845

Net loans and credits	523,346	435,829	87,517	20.1	369,350

Pro memoria: Doubtful loans	4,613	4,356	257	5.9	4,208
Public sector	18	3	15	590.0	3
Other residents	1,212	1,027	184	17.9	1,015
Non-resident sector	3,383	3,326	57	1.7	3,189

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Customer funds under management
Million euros

			Variation
	31.12.06	31.12.05	Amount	%	31.12.04

Public sector	15,266	14,366	901	6.3	13,998
Other residents	94,750	83,392	11,358	13.6	79,273
Demand deposits	55,050	50,124	4,927	9.8	44,259
Time deposits	24,670	18,799	5,871	31.2	19,821
REPOs	15,030	14,470	560	3.9	15,193
Non-resident sector	221,206	208,008	13,199	6.3	189,941
Demand deposits	119,861	113,603	6,258	5.5	95,263
Time deposits	72,258	77,195	(4,937)	(6.4)	74,934
REPOs	26,343	14,366	11,977	83.4	17,128
Public Sector	2,744	2,844	(99)	(3.5)	2,616

Customer deposits	331,223	305,765	25,457	8.3	283,212

Debt securities	204,069	148,840	55,229	37.1	113,839
Subordinated debt	30,423	28,763	1,659	5.8	27,470
Insurance liabilities	10,704	44,672	(33,968)	(76.0)	42,345

On-balance-sheet customer funds	576,419	528,041	48,378	9.2	466,865

Mutual funds	119,838	109,480	10,358	9.5	97,838
Pension funds	29,450	28,619	831	2.9	21,679
Managed portfolios	17,835	14,746	3,089	20.9	8,998

Off-balance-sheet customer funds	167,124	152,846	14,278	9.3	128,515

Customer funds under management	743,543	680,887	62,656	9.2	595,380

Shareholders’ equity and minority interests
Million euros

			Variation
	31.12.06	31.12.05	Amount	%	31.12.04

Capital stock	3,127	3,127	—	—	3,127
Additional paid-in surplus	20,370	20,370	—	—	20,370
Reserves	12,352	8,781	3,570	40.7	6,949
Treasury stock	(127)	(53)	(74)	138.9	(104)

On-balance-sheet shareholders’ equity	35,722	32,225	3,497	10.9	30,342

Net attributable income	7,596	6,220	1,376	22.1	3,606
Interim dividend distributed	(1,337)	(1,163)	(174)	15.0	(792)

Shareholders’ equity at period-end	41,981	37,283	4,698	12.6	33,156

Interim dividend not distributed	(1,919)	(1,442)	(477)	33.1	(1,046)

Shareholders’ equity	40,062	35,841	4,221	11.8	32,111

Valuation adjustments	2,871	3,077	(206)	(6.7)	1,778
Minority interests	2,221	2,848	(627)	(22.0)	2,085
Preferred securities	668	1,309	(641)	(48.9)	2,124
Preferred securities in subordinated debt	6,837	6,773	64	0.9	5,498

Shareholders’ equity and minority interests	52,658	49,848	2,811	5.6	43,596

Computable capital and BIS ratio
Million euros

			Variation
	31.12.06	31.12.05	Amount	%	31.12.04

Computable basic capital	35,539	32,532	3,007	9.2	24,419
Computable supplementary capital	24,237	20,894	3,344	16.0	19,941

Computable capital	59,776	53,426	6,351	11.9	44,360

Risk-weighted assets	478,733	412,734	65,999	16.0	340,946

BIS ratio	12.49	12.94	(0.45)		13.01

Tier 1	7.42	7.88	(0.46)		7.16

Core capital	5.91	6.05	(0.14)		5.05

Cushion	21,478	20,407	1,071	5.2	17,084

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Item 2
MATERIAL FACT
Banco Santander Central Hispano, S.A. hereby notifies that as of 1st May next it will pay a fourth dividend on the earnings for the 2006 financial year, amounting to €0.199913 gross per share.
With the payment of this dividend, which if approved by the General Meeting of Shareholders will be the final dividend, the total dividend on the earnings for the past financial year will amount to €0.520625 per share, 25% higher than that paid in respect of 2005 financial year.
On Wednesday, 2nd May, the Bank’s share will already trade ex-dividend.
Boadilla del Monte (Madrid), 1st February 2007.

Item 3
MATERIAL FACT
Banco Santander hereby advises that Mr. Jay Sidhu ceased to hold office as a Director of the Bank with effect from 31st December 2006, as a result of his resignation as Chairman and Chief Executive Officer of Sovereign.
Boadilla del Monte (Madrid), 1st February 2007.

Item 4
ACTIVITY AND RESULTS Year-end 2006 February 1, 2007

Important information
Santander cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information contained in this presentation in respect of any such investment activity. Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

3

Agenda

■ 2006 Key highlights

Santander 150 AÑOS

Agenda
2006 Key highlights
Grupo Santander 2006 Results
Business areas 2006 Results
Conclusions and 2007 Outlook
Appendix

4

2006 Key highlights

2006 an excellent year for Santander

1. Strong revenue growth ...
2. ... with high quality revenues ...
3. ... compatible with a solid balance sheet ...
4. ... and with future growth investments
5. High return for shareholders

Santander
150 AÑOS

2006 Key highlights 5
High return for shareholders
4 1 .... and with 2006 Strong future growth revenue investments an excellent growth ...
year for 3 2 .... compatible Santander with a solid ... with high balance sheet quality ... revenues ...

5

2006 Key highlights

1 Strong growth in revenues and profitability...

EPS

1.00
0.84
+26%
1.22
1.05
2005
2006

ROE

19.9%
16.6%
+1.9 pp
21.4%
18.5%
2005
2006

EPS w/out capital gains or extraordinary allowances

2006 Key highlights
1 Strong growth in revenues and profitability...
Net attributable income: EUR 7,596 million +22%
Attributable income (w/out extraordinary capital gains): EUR 6,582 million +26%
EPS ROE 1.22 21.4%
19.9%
1.00
18.5%
+26% 1.05 +1.9 pp 0.84 16.6% 2005 2006 2005 2006 EPS w/out capital gains or extraordinary allowances

6

Key highlights

Santander's EPS: growth higher than expected ...

EPS % var. 06/05
(w/out extr. capital gains)
+19%
+26%
February consensus 2005
Actual 2006

... and among the best of world's largest banking groups *

C1 +37.6%
C2 +31.8%
C3 +30.5%
Grupo SAN +26.1%
C4 +22.7%
C5 +20.1%
C6 +19.8%
C7 +18.2%
C8 +13.7%
C9 +13.1%
C10 +12.6%
C11 +11.1%
C12 +11.1%
C12 +10.8%
C14 +10.5%
C15 +6.1%
C16 +3.9%
C17 +0.1%
C18 -8.1%
C18 -11.0%
C20 -18,0%
C21 -21.0%

Santander
150 AÑOS

Key highlights
1 ... surpassing the market’s expectations and our competitors performance
Santander’s EPS: growth higher ... and among the best of world’s than expected ... largest banking groups *
C1 +37.6% EPS % var. 06/05 C2 +31.8% (w/out extr. capital gains) C3 +30.5% Grupo SAN +26.1% +26% C4 +22.7% C5 +20.1% C6 +19.8% +19% C7 +18.2% C8 +13.7% C9 +13.1% C10 +12.6% C11 +11.1% C12 +11.1% C12 +10.8% C14 +10.5% February consensus Actual 2006 C15 +6.1% C16 +3.9% 2005 C17 +0.1% C18 -8.1%
(*) Includes main American, British and Swiss banks and Top 10 in the C18 -11.0% Eurozone by market capitalisation. American and Spanish banks C20 -18,0% real data, the rest Bloomberg estimate C21 -21.0%

7

2006 Key highlights

2 High "vertical" quality of results

Results % change 2006 / 2005

Gross op. inc.
+17%
Costs
+7%
Net op. income
+28%
Ordinary IBT
+28%
Ord. attr. income
+26%

Double digit revenue growth supported by high quality revenues

10 percentage point "jaws": strong efficiency improvement

Santander
150 AÑOS

2006 Key highlights
2 High “vertical” quality of results
Results % change 2006 / 2005
Double digit revenue growth supported by high quality revenues
10 percentage point “jaws”: strong efficiency improvement
No support from the lower part of the P&L account which shows an increase in the cost of credit

8

Key highlights

Principal segments Ordinary attributable income*

EUR mill. and % o/ 2005

Continental Europe
3,471
+16%
United Kingdom (Abbey)
1,003
+24%
Latin America
2,287
+29%

Secondary segments Ordinary income before tax*

EUR mill. and % o/ 2005

Retail Banking
7,436
+24%
Wholesale Banking
1,353
+17%
Asset Mgmt. & Insurance
645
+18%

(*) W/out capital gains and extraordinary allowances

Santander 150

Key highlights
2 High “horizontal” quality of results: growth in all business areas
Principal segments Secondary segments Ordinary attributable income* Ordinary income before tax*
Financial Management & Equity Stakes*: EUR -178 million of ordinary attributable income, versus EUR -358 million in 2005
(*) W/out capital gains and extraordinary allowances

9

Key highlights

Loan loss provisions. Group

2,467
+53%
1,615
2005
2006

NPLs and Loan loss provisions Dec'06

8,627
4,608
5,667
2,960
Specific
NPL's
Provisions

Generic funds increased 941 million in the year

NPLs and coverage

NPLs
Coverage
182%
187%
0.89%
0.78%
Dec'05
Dec'06

Santander
150 AÑOS

Key highlights
3 Balance sheet strength: short term revenues growth without jeopardising balance sheet quality ...
NPLs and Loan loss provisions Dec’06
... increasing generic provisions in Europe and specific ones in Latin America

10

Key highlights

3 In Latin America, good risk-return management

Latin America

%
6.80
6.03
1.42
1.00
2005
2006
Risk premium*
2005
2006
Total loans spread

Brazil

%
12.32
13.08
3.52
3.74
2005
2006
Risk premium*
2005
2006
Total loans spread

Mexico

%
6.73
5.21
0.38
1.12
2005
2006
Risk premium*
2005
2006
Total loans spread

Chile

%
4.25
4.35
0.91
0.74
2005
2006
Risk premium*
2005
2006
Total loans spread

Santander

Key highlights
3 In Latin America, good risk-return management
Latin America Brazil Mexico
(*) Change in NPLs management (change in NPLs + write-offs — recoveries / average risk) in percentage

11

Key highlights

Active capital management

- Ordinary income retained (pay-out around 50%)
- Management of business portfolio
  - Divestments (Urbis, San Paolo, Abbey Insurance …)
  - Investments (Drive, Sovereign)
- Risk-weighted assets:
  - Strong growth in business
  - Active management

Capital ratios

12.94%
12.49%
Ratio BIS
Tier I
7.88%
7.42%
Core capital
6.05%
5.91%
Dec'05
Dec'06

Santander
150 AÑOS

Key highlights
3 Balance sheet strength: short term revenues growth without jeopardising balance sheet quality
Active capital management Capital ratios
Ordinary income retained (pay-out 12.94% 12.49% around 50%)
Ratio BIS
Management of business portfolio — Divestments (Urbis, San Paolo, Abbey Insurance ...) Tier I 7.88% 7.42%
— Investments (Drive, Sovereign) Core capital
Risk-weighted assets: 6.05% 5.91%
—Strong growth in business —Active management Dec’05 Dec’06

12

Key highlights

4 Investing in future growth

In distribution capacity

In high potential businesses

- Consumer Finance: Drive (USA), Interbanco (Portugal)
- Private Banking: Italy, Latin America portfolios

In service quality, linkage and customer satisfaction

In the development of a more global model

- Crossed businesses
  - Global Wholesale Banking: extension MRG, SGC in Chile and Mexico
  - cards, insurance, Asset Management ...
- Moving towards a single technological and operational platform

Santander 150 AÑOS

Key highlights
4 Investing in future growth In distribution capacity The largest retail network in the West: 10,852 branches (+651 in the year)
Consumer Finance: Drive (USA), Interbanco
In high potential (Portugal) businesses
Private Banking: Italy, Latin America portfolios
In service quality, linkage “We want to be your bank” in Santander Retail and customer Innovative products (cards, funds ...) satisfaction
Crossed businesses
O Global Wholesale Banking: extension MRG,
In the development of a SGC in Chile and Mexico more global model O cards, insurance, Asset Management ...
Moving towards a single technological and operational platform

13

Key highlights

2006: organic growth in the Group's branches*

Var. o/ previous year
+543
+228
+44
-82
2003
2004
2005
2006

Continental Europe	+69	+90	+156	+346

The best example: Retail banking in developed markets

	Nominal cost	Actual cost	Number of branches
SAN Retail	+2.0%	-0.7%	+6%
Banesto	+4.2%	+1.5%	+8%
Portugal**	+4.3%	+1.8%	+5%

(**) Costs performance excluding one-off in Q4'06 due to branches' re-branding

…thanks to our unique technological and operational capabilities

(*) Without incorporations. Including them: +651 branches

Santander

Key highlights
4 Branch investment combined with efficiency improvement and cost control ...
2006: organic growth in the Group’s The best example: Retail banking in branches* developed markets
...thanks to our unique technological and operational capabilities
(*) Without incorporations. Including them: +651 branches

14

Key highlights

Capturing
x2 target* new customers

Total captured customers (thousands)
+49%
315
466
+151,000 additional
2005
2006

Retention
the churn rate halved

Total churn rate (thousands)
511
-51%
251
2005
2006

- Less % dissatisfied
- Less complaints
- Better opinion

Linkage
x2.5 target* new linked customers

Total linked customers (thousands)
371
x3.6
102
+269,000 new customers
2005
2006

- ✔ Break-even achieved
- ✔ Acceleration in revenues: 1T06: +7%; 4T06: +13%
- ✔ Transactionality (+16% demand accounts)
- ✔ Boost commercial activity: (payrolls: +113%; consumer: +31%; cards: +47% …)

…extending the Plan to 600,000 new beneficiaries in 2007

Santander

Key highlights
4 “We want to be your bank” was Santander Retail’s business driver in 2006, surpassing our commercial and financial targets...
...extending the Plan to 600,000 new beneficiaries in 2007
(*) Targets compared to 2005, additional capturing of 75,000 new customers and additional linkage of 110,000 customers

15

Key highlights

Increase in value of SAN's share above competitors average

Change share price year 2006
+27%
+19%
+16%
SAN
European banks
S&P Financ.

+

High return via dividends

Year-on-year change
+25%
0.52
+25%
0.42
0.33
2004
2005
2006

Santander
150 AÑOS

Key highlights
5 High return: significant payment to our shareholders in 2006, higher than our competitors
Increase in value of SAN’s share
High return via dividends above competitors average
Change share price year 2006 Year-on-year change
Attributable income growth fed through to the dividend maintaining our pay-out policy at around 50% of ordinary attributable income

Agenda
2006 Key highlights
Grupo Santander 2006 Results
Business areas 2006 Results Conclusions and 2007 Outlook Appendix

Grupo Santander Results. 2006 EUR Mill.
Year-end results had a similar profile as those of previous quarters
Change o/2005 2006 Amount %
Gross operating income 22,615 +3,282 +17.0 Operating costs-11,176-776+7.5 Net operating income 11,369 +2,459 +27.6 Loan-loss provisions -2,467 -852 +52.8 IBT (w/out capital gains) 8,776 +1,939 +28.4 Attributable inc. (w/out capital gains) 6,582 +1,370 +26.3 Net capital gains 1,014 +5 +0.5 Attributable inc. (with capital gains) 7,596 +1,376 +22.1

18

2006 Grupo Santander Results. Gross operating income
EUR mill.

REVENUES: strong growth of the most recurrent items

Gross operating income

22,615
+17.0%
19,333
2005
2006

	2006	Change o/ 2005 Amount	%
Net int. inc. w/out div.	12,084	+1,750	+16.9
Dividends	404	+68	+20.4
Equity results	427	-192	-31.0
Fees & commissions	7,223	+967	+15.5
Insurance	298	+71	+31.4
Commercial revenue	**20,436**	**2,664**	**+15.0**
Trading gains	2.180	+618	+39.6
Gross op. income	**22,615**	**+3,282**	**+17.0**

Santander
150 AÑOS

2006 Grupo Santander Results. Gross operating income EUR mill.
REVENUES: strong growth of the most recurrent items
Gross operating income Change o/ 2005 2006 Amount% 22,615 Net int. inc. w/out div. 12,084 +1,750 +16.9 +17.0% Dividends404 +68+20.4 19,333 Equity results427 -192 -31.0 Fees & commissions 7,223 +967 +15.5 Insurance 298 +71 +31.4 Commercial revenue 20,436 2,664 +15.0 Trading gains2.180 +618 +39.6 2005 2006 Gross op. income 22,615 +3,282 +17.0
(*) Not including Abbey’s insurance business which was sold and included in discontinued operations

2006 Grupo Santander Results. Revenues The most basic revenues continue to grow: net interest income and fees and commissions increased in the last seven quarters Net interest income (w/out dividends) + fees and commissions
EUR million
Fees & commissions Net interest income (w/out dividends)
4,928 5,081
4,678
4,553 4,621
4,304
3,967
3,767 1,704 1,738 1,756 1,848 1,881
1,405 1,510 1,637
2,362 2,456 2,667 2,848 2,883 2,921 3,079 3,200
Q1’05 Q2 Q3 Q4 Q1’06 Q2 Q3 Q4

20

2006 Grupo Santander Results. Costs

EUR Mill.

Continue selective growth in costs

Operating costs

Financial Mgmt. & Equity Stks.
Latam
Abbey
Continental Europe
10,400
428
3,694
2,124
4,153
2005
+776 mill (+7%)
+441 mill (+12%)
-142 mill (-7%)
+326 mill (+8%)
11,176
579
4,135
1,983
4,479
2006
+150 mill (+35%)

	Change o/ 2005	
	Amount	%
Santander	+35	+2
Banesto	+38	+4
Consumer Finance	+86	+15
Portugal**	+31	+6
Brazil*	+154	+10
Mexico*	+90	+11
Chile*	+81	+16
In Financial Management and Equity Stakes:		
Corporate Projects	+45	n.s.
Intangible amort.	+122	n.s.

2006 Grupo Santander Results. Costs EUR Mill.
Continue selective growth in costs
Change o/ 2005
Operating costs Amount %
Santander +35 +2 +776 mill 11,176
10,400 (+7%) +150 mill Banesto +38 +4 Financial 579 (+35%) Consumer Finance +86 +15 Mgmt. & 428
Equity Stks. Portugal** +31 +6
+441 mill 4,135 Latam 3,694 (+12%)
Brazil* +154 +10 -142 mill Mexico* +90 +11 Abbey 2,124 (-7%) 1,983 Chile* +81 +16
In Financial Management and Equity Stakes:
+326 mill Corporate Projects +45 n.s. Continental 4,153 (+8%) 4,479 Europe Intangible amort. +122 n.s. (*) W/out exchg. rate: Brazil, 0%; Mexico, +12%, Chile, +11% 2005 2006
(**) Includes in Q406 one-off due to re-branding. Excluding it: +4.3%

21

2006 Grupo Santander Results. Efficiency

Group's efficiency* ratio

%
52.8
-4.3 p.p.
48.5
2005
2006

Efficiency* ratio by areas (%)

Continental Europe
43.5
-2.7 p.p.
40.8
2005
2006
Abbey
62.2
-7.1 p.p.
55.1
2005
2006
Latin America
52.8
-5.8 p.p.
47.0
2005
2006

(*) With amortisations

Santander 150

2006 Grupo Santander Results. Efficiency
Strong EFFICIENCY* improvement in all operating areas, which reflects in 4.3 p.p. improvement of the Group’s total
Efficiency* ratio by areas (%) Group’s efficiency* ratio
Continental Europe

22

2006 Grupo Santander Results. Loan-loss provisions

Provisions quarter-on-quarter performance

EUR million
Generic
Specific*
310
100
210
366
157
209
337
100
237
514
199
315
509
172
337
681
253
429
711
301
410
669
145
524
Q1'05
Q2
Q3
Q4
Q1'06
Q2
Q3
Q4

	Q1'05	Q2	Q3	Q4	Q1'06	Q2	Q3	Q4
Country-risk	-28	27	62	27	-9	-82	-19	6
Total	**283**	**393**	**399**	**541**	**501**	**600**	**692**	**675**

Loan-loss provisions. Grupo

Country-risk
Specific*
Generic
+53%
2,467
871
1,700
-103
1,615
557
970
88
+75%
2005
2006

Credit cost** 0,24% 0,35%

Santander

2006 Grupo Santander Results. Loan-loss provisions
LLPs increase due to greater lending and change of mix towards more profitable products but with a higher risk premium
Provisions quarter-on-quarter performance Loan-loss provisions. Grupo
(*) Specific loan-loss provisions are reduced by written-off assets recoveries (**) Net specific allowance / loans

23

2006 Grupo Santander Results. Loan-loss provisions

Loan-loss provisions. Group

Country-risk
Specific**
Generic
+53%
2,467
871
1,615
557
970
+75%
1,700
88
-103
2005
2006
Credit cost***
0,24%
0,35%

Loan-loss provisions* by geographic areas

	Specific***			Generic		
	2006	2005	Difª	2006	2005	Difª
Europe	388	399	-11	910	542	+368
Abbey	379	298	+81	8	20	-12
LatAm	934	306	+628	-56	27	-83
Rest	-1	-33	+32	9	-32	+41
Total	**1.700**	**970**	**+730**	**871**	**557**	**+314**

2006 Grupo Santander Results. Loan-loss provisions
LLPs increase due to greater lending and change of mix towards more profitable products but with a higher risk premium
Loan-loss provissions* Loan-loss provisions. Group by geographic areas
(*) Country-risk not included. Positive sign: allowance; negative sign: available
(**) Specific loan-loss provisions are reduced by written-off assets recoveries (***) Specific net allowance / loans

24

2006 Grupo Santander Results. LLPs structure

Increase specific provisions* in Latin America: EUR +628 mill.

EUR Mill.	Brazil	Mexico	Chile
Exchange rate	59	-2	11
Volume & mix change	123	93	47
Greater risk premium	115	84	31
Total	**297**	**175**	**89**

Increase generic provisions in Continental Europe : EUR +368 mill.

EUR mill.	SAN Network	GWB	Rest
Generic 2006	279	309	322
Generic 2005	237	45	260
Difference	**42**	**264**	**62**

Santander
150 AÑOS

2006 Grupo Santander Results. LLPs structure
Increase specific provisions* in Increase generic provisions in Latin America: EUR +628 mill. Continental Europe : EUR +368 mill.
EUR Mill. Brazil Mexico Chile EUR mill. SAN Network GWB Rest Exchange rate 59 -2 11 Generic 2006 279 309 322
Volume & mix change 123 93 47
Generic 2005 237 45 260
Greater risk premium 115 84 31
Total 297 175 89 Difference 42 264 62
Note: Puerto Rico (+38 mill) due to change in perimeter (Island Finance)
(*) Specific loan-loss provisions are reduced by written-off assets recoveries

25

2006 Grupo Santander Results. Extraordinary capital gains and allocation.
EUR Mill.

Gross capital gains	
Urbis	1,218
San Paolo (half part.)	705
Antena 3 TV	294
ADR's Chile	270
Total	**2,487**

Allocation before taxes	
Early retirement*	716
Impact of corporate tax change	491
Shares due to 150 Anniversary	179
Total	**1,386**

Net impact on attributable income: +1,014

(*) Net of corporate taxes: EUR 480 million

Santander 150 AÑOS

2006 Grupo Santander Results . E xtraordinary capital gains and 25 allocation. EUR Mill.
Capital gains from divestments allocated to extraordinary allowances and to strengthen balance sheet Gross capital gains Allocation before taxes
Urbis 1,218 Early retirement* 716
San Paolo (half part.) 705 Impact of corporate tax change 491
Antena 3 TV 294
ADR’s Chile 270 Shares due to 150
Anniversary 179 Total 2,487 Total 1,386
Net impact on attributable income: +1,014
(*) Net of corporate taxes: EUR 480 million

Agenda
2006 Key highlights Grupo Santander 2006 Results
Business areas 2006 Results
Conclusions and 2007 Outlook Appendix

CONTINENTAL EUROPE

28

Continental Europe

Change % 2006 / 2005

Gross op. income
+15%
Costs*
+8%
Net op. income
+20%
Attributable income**
+16%

Net operating income

EUR Mill.
Retail Banking
1,246
1,048
1,321
1,145
1,256
1,131
1,382
1,194
1,487
1,222
1,440
1,276
1,738
1,327
1,605
1,407
Q1'05
Q2
Q3
Q4
Q1'06
Q2
Q3
Q4

Santander

Continental Europe
Ordinary attributable income of EUR 3,471 mill. after a new record quarter in retail banking and a good one in the rest of businesses
Change % 2006 / 2005 Net operating income
(*) Personnel + administrative costs + depreciation (**) Capital gains from Urbis sale not included

29

Europe 2006: Main units

EUR Mill. and % o/ 2005

Gross operating income: 10,710 mill.; +15%
Net operating income: 6,270 mill.; +20%
Attributable income*: 3,471 mill.; +16%
SAN Network
Banesto
Santander Consumer Finance
Portugal
Rest**
4,182
+9%
1,987
+11%
1,825
+15%
1,103
+11%
1,613
+46%
2,429
+16%
1,060
+16%
1,201
+14%
570
+14%
1,010
+58%
1,505
+17%
585 *
+17%
565
+21%
423
+22%
392
+2%

Santander

Europe 2006: Main units EUR Mill. and % o/ 2005
Strong and diversified growth of net operating income and of attributable income, absorbing generic provisions
Gross operating income: Net operating income: Attributable income*: 10,710 mill.; +15% 6,270 mill.; +20% 3,471 mill.; +16%
(*) Capital gains from Urbis sale are not included (**) Banif, Asset Management and Global Wholesale Banking

30

Santander Network

Key highlights

%change year-on-year*

+15%
+18%
Dec'05
Dec'06
Total loans
+13%
+15%
Dec'05
Dec'06
Individuals
+21%
+23%
Dec'05
Dec'06
Companies

- **... and in customer funds :**

%change year-on-year*

+8%
+9%
Dec'05
Dec'06
Total funds
+11%
+16%
Dec'05
Dec'06
Demand acc.
+10%
+12%
Dec'05
Dec'06
Pension plans

- **Expansion plan**: 180 branches opened in 2006

Results

- **Revenues**: NII accelerates its growth due to volumes and spreads

Net interest income
Base 100: 1T'05

100
105
108
110
109
119
124
129
Q1'05
Q2
Q3
Q4
Q1'06
Q2
Q3
Q4

- **Net operating income**

EUR Mill.

- **Increase in LLPs due to generic ones.**

(*) Average monthly balances

Santander
150 AÑOS

Santander Network
Key highlights Results
Revenues: NII accelerates its growth due to
Investing in customers: “We want to be your Bank” volumes and spreads
— Exceeded break-even targets in 2006
Net interest income Base 100:1T’05
Higher growth in loans ...
129
%change year-on-year* 124 119 108 110 109 +18% +15% +23% 105 +13% +21% 100 +15%
Q1’05 Q2 Q3 Q4 Q1’06 Q2 Q3 Q4
Dec’05 Dec’06 Dec’05 Dec’06 Dec’05 Dec’06 Net operating income
669
Total loans Individuals Companies EUR Mill. ... and in customer funds : 547 557 %change year-on-year* 524 533 474 +16% +12% +9% +10% +8% +11% Q1’05 Q2 Q3 Q4 Q1’06 Q2 Q3 Q4 Dec’05 Dec’06 Dec’05 Dec’06 Dec’05 Dec’06
Total funds Demand acc. Pension plans Increase in LLPs due to generic ones.
Expansion plan: 180 branches opened in 2006
Investing to increase our future income generating capacity, and at the same time achieving a new record in attributable income
(*) Average monthly balances

31

Banesto

Key highlights

- **Growing** in the most profitable segments with acceleration in Q4

Loans
change o/ dec'05

+27%
+19%
+25%
+35%
Total
Individuals
Small businesses
Medium businesses

- **Improvement in customers' spreads**
- **Good performance in target business plans:** SMEs, consumer finance and credit cards and individuals
- **Expansion of branch network:** 150 open in 2006
- **Urbis capital gains:** will finance future organic growth

Results

Commercial revenues
Base 100: Q1'05

100
103
104
106
110
112
114
120
Q1'05
Q2
Q3
Q4
Q1'06
Q2
Q3
Q4

- **Net operating income**

EUR Mill.

- **LLPs increase due to generic ones** (greater lending)

Santander
150 AÑOS

Banesto Key highlights Results Growing in the most Sustained growth due to net interest profitable segments with Revenues: acceleration in Q4 income and fees Commercial revenues Loans Base 100: Q1’05 change o/ dec’05 120 112 114 +35% 110 +27% 103 104106 +25% 100 +19% Q1’05 Q2 Q3 Q4 Q1’06 Q2 Q3 Q4 Total Individuals Small Medium Net operating income businesses businesses EUR Mill. Improvement in customers’ spreads 275 285 257 Good performance in 225 223 242 245 target business plans: SMEs, consumer finance and credit cards and 222 individuals Q1’05 Q2 Q3 Q4 Q1’06 Q2 Q3 Q4 Expansion of branch network: 150 open in 2006 LLPs increase due to generic ones (greater lending) Urbis capital gains: will finance future organic
growth Maintains a profitable growth model, combining greater business, earnings and investment in expansion of retail network

32

Santander Consumer Finance

Key highlights

- **Good business performance**, growing in the most profitable segments

Change o/ 2005 of new loans

+20%
+24%
+36%
+36%
+15%
Total portfolio
Used cars
Revolving cards
Direct loans
Rest

Results

- **Revenues**: Good growth of commercial revenues offsetting interest rate pressure

Commercial revenues: Base 100: 1T'05

100
111
113
115
120
125
131
135
Q1'05
Q2
Q3
Q4
Q1'06
Q2
Q3
Q4

- **Net operating income:** accelerating growth

Mill. euros

- Moderate increase of **LLPs (+7%)** and sale of write-offs

Santander

Santander Consumer Finance Key highlights Results
Good business Revenues: Good performance, growth of growing in the commercial most profitable segments revenues offsetting interest rate pressure Commercial revenues: Base 100: 1T’05
Change o/ 2005 of new loans 131 135
120 125
+36% +36% 111 113 115
100
+20% +24% +15% Q1’05 Q2 Q3 Q4 Q1’06 Q2 Q3 Q4 Total portfolio Used cars Revolving Direct loans Rest cards Net operating income: accelerating growth
Mill. euros Compatible with investments in organic growth projects: UK, Spain, Italy... 324
287 307
264 269 281 283
... and Drive’s 240
acquisition: “leap” for Santander Consumer Finance in 2007 — Portfolio: EUR 2,200 million Q1’05 Q2 Q3 Q4 Q1’06 Q2 Q3 Q4 — Impact on P&L account due to business nature (sub- prime) Moderate increase (+7%) and sale of of LLPs write-offs Good growth in revenues and business activity while developing business platforms

33

Portugal

Key highlights

Change in balances o/ Dec '05
+4%
+10%
+23%
Total loans
Individuals
SMEs

- **Customer funds:** growing in fees related products

Change in balances o/ Dec '05
-5%
+9%
+35%
Deposits
Mutual+pension funds
Capitalisation insurance plans

- **Expansion plan**: 34 branches opened in 2006

Results

- **Revenues:** fees are the principal driver

Change o/ 2005
+21%
+15%
+48%
+19%
Total
Services
Insurance
Rest

- **Net operating income**: "leap" in 2006

- Lower LLPs due to **recoveries and bad loan sales**

Santander 150 AÑOS

Portugal Key highlights Results Revenues: fees are the principal driver Economic growth: 1% in the first half of the year. Improving in the third quarter. Change o/ 2005 In loans, +48% maintaining strong growth in individuals and SMEs +21% +15% +19% Change in balances o/ Dec ‘05 +23% +10% +4% Total Services Insuranc e Rest Total loans Individuals SMEs Net operating income: “leap” in 2006
Customer funds: growing in fees related products EUR Mill.
150 148
140
130 133 Change in balances o/ Dec ‘05 +35% 128
122 119
+9%
-5%
Deposits Mutual+pension funds Capitalisation Q1’05 Q2 Q3 Q4 Q1’06 Q2 Q3 4T insurance plans Lower LLPs due to recoveries and bad loan
Expansion plan: 34 sales branches opened in 2006 In 2006 the model of higher revenues with flat costs in a recovering economy is maintained

ABBEY

35

Abbey
£ Mill.

Change 2006 / 2005

Gross operating income
+5%
Costs*
-7%
Net operating income
+25%
Attributable income
+23%

Net operating income

(*) Personnel + administrative costs + depreciation

Santander

Abbey £ Mill.
Achieving objectives in both revenues and costs. Group’s attributable income: £684 mill. (EUR 1,003 mill.)
Change 2006 / 2005 Net operating income
(*) Personnel + administrative costs + depreciation

36

Abbey

Key highlights

Commercial

Improving spreads while managing market shares

New loans market share 2006/2005

+3.8 pp
+0.5 pp
Mortgages (net)
UPLs (gross)

Spreads

1,45
Total
1,48
0,79
0.73
Deposits
Q4'05
Q1'06
Q2
Q3
Q4'06

Resources

- Reduction of 1,938 FTEs (in line with 2006 targets) (*)

Employees (FTE)

19,084
17,146
Dec '05
Dec '06

- Technology plan (Partenon) on schedule

Results

- Growth in stock **balances**::

+9%
+1%
Credits
Deposits

- **Net operating income:** Positive performance of revenues and costs

Revenues and costs Base 100: 1T'05

100
112
114
116
115
113
119
119
27
28
33
33
100
91
90
91
88
85
86
86
Q1'05 Q2 Q3 Q4 Q1'06 Q2 Q3 4T

Net operating income Base 100: 1T'05

100
160
176
183
185
186
204
200
Q1'05 Q2 Q3 Q4 Q1'06 Q2 Q3 4T

- Increase in **LLPs** in 2006: +£46 mill.

In line with the 3 year plan's objectives

(*) Excluding in 2005 employees in the insurance business sold in 2006

Santander

Abbey Key highlights Results Commercial Growth in stock balances:: Change balances o/ Dec’05. Retail business in £ and local criteria Improving spreads while managing market +9% shares +1% New loans market share 2006/2005 Spreads +3.8 pp Credits Deposits 1,45 Total 1,48 Net operating income: Positive performance of +0.5 pp 0,79 revenues and costs 0.73 Deposits Mortgages UPLs (net) (gross) Q4’05 Q1’06 Q2 Q3 Q4’06 Revenues and costs Net operating income Base 100: 1T’05 Base 100: 1T’05 Resources 204 200 112 114 116 115 113 119 119 186 Reduction of 1,938 183 185 FTEs (in line with 2006
100 176
160
targets) (*) 27 33 33
28
Employees (FTE) 100
19,084 91 90 91 100
88 85 86 86
17,146
Q1’05 Q2 Q3 Q4 Q1’06 Q2 Q3 4T Q1’05Q2 Q3 Q4 Q1’06Q2 Q3 4T Dec ‘05 Dec ‘06 Increase in LLPs in 2006: +£46 mill.
Technology plan (Partenon) on schedule In line with the 3 year plan’s objectives

37

Abbey. Business performance
£ billion

Mortgage. Net lending

Market share
3.3%
7.1%
3.0
2.6x
7.8
2005
2006

Gross new personal loans

£ Mill.
2,116
+7%
2,259
2005
2006

Deposits

Net savings flow

£ Mill.
2,620
-67%
871
2005
2006

Abbey current a/c liability

£ Bill.
4.8
+10%
5.3
2005
2006

Investments (API* £m)

£ Mill.
1,058
+16%
1,224
2005
2006

Abbey. Business performance £ billion
Mortgage. Net lending Gross new personal loans
(*) API: Annual Premium Income measures the flows that impact revenue and commissions

LATIN AMERICA

39

Total Latin America
US$ Mill.

Change 2006 / 2005

Gross operating income
+27%
Costs*
+13%
Net operating income
+43%
Attributable income
+30%

Net operating income

Total
Latam Retail Banking
870
590
980
566
984
703
1,006
726
1,290
878
1,314
1,011
1,455
1,031
1,439
1,030
Q1'05
Q2
Q3
Q4
Q1'06
Q2
Q3
Q4

(*) Personnel + administrative costs + depreciation

Santander

Total Latin America US$ Mill.
Latin America still in a growth momentum (Attributable income: US$2,866 mill.), strongly supported by retail banking (IBT: +45%)
Change 2006 / 2005 Net operating income
(*) Personnel + administrative costs + depreciation

40

Latin America: Main countries 2006

US$ Mill. and % o/ 2005

Gross operating income: 10,833 mill.; +27%

Net operating income: 5,499 mill.; +43%

Attributable income: 2,866 mill.; +30%

Brazil
4,211
+26%
2,164
+42%
941
+28%*
Mexico
2,650
+36%
1,376
+69%
662
+41%
Chile
1,751
+28%
1,009
+36%
613
+46%
Other countries
1,883
+18%
749
+25%
475
+6%
Santander Private Banking
338
+23%
200
+28%
175
+22%

(*) Without impact of AES Tietê in 2005: +45%

Santander 150 AÑOS

Latin America: Main countries 2006
US$ Mill. and % o/ 2005
Strong growth of revenues with costs under control in all countries.
Increase of LLPs due to expansion and change of mix
Gross operating income: Net operating income: Attributable income: 10,833 mill.; +27% 5,499 mill.; +43% 2,866 mill.; +30%
(*) Without impact of AES Tietê in 2005: +45%

41

Brazil. Key highlights of the quarter

Macro and financial environment

- Solid macro fundamentals
- Loans: +21%; Savings: +22%*
- Sharp fall in interest rates
- Government decrees which favour banking business.

Key Highlights

- Launching growth projects:
  - **Capturing** Rio de Janeiro's public employees **payroll**
  - **Launching of credit cards** (+500 th. in 5 months)
- Increase in **number of customers and linkage**
- **Loans**: growing above market.

Change Dec'06 vs. Dec'05 in local currency
+34%
+30%
+38%
+32%
Total
Individuals
SMEs+businesses
GWB+corp.

Results

- **Revenues**: Sustained performance of commercial revenues boosted by greater activity

Net interest income
Base 100: 1T'05

100
99
118
144
151
152
155
169
Q1'05
Q2
Q3
Q4
Q1'06
Q2
Q3
Q4

Commissions + insurance
Base 100: 1T'05

100
109
133
141
152
160
164
204
Q1'05
Q2
Q3
Q4
Q1'06
Q2
Q3
Q4

- **Costs** (with amortisations) below inflation
- **Net operating income**: good quarterly performance (o/ Q306, impact less trading gains)

US$ Mill.
276
434
306
**
376
437
492
498
583
591
Q1'05
Q2
Q3
Q4
Q1'06
Q2
Q3
Q4

Santander

150 AÑOS

Brazil. Key highlights of the quarter Macro and financial environment Results
Solid macro fundamentals Revenues: Sustained performance of
Loans: +21%; Savings: +22%* commercial revenues boosted by greater activity
Sharp fall in interest rates Net interest income Commissions + insurance Base 100: 1T’05 Base 100: 1T’05
Government decrees which favour banking 204 business. 169
152 160 164 144 151 152 155 133 141
Key Highlights 118 100 99 100 109 Launching growth projects:
— Capturing Rio de Janeiro’s public employees Q1’05Q2 Q3 Q4Q1’06Q2 Q3 Q4 Q1’05Q2 Q3 Q4Q1’06Q2 Q3 Q4
payroll Costs (with amortisations) below inflation
— Launching of credit cards (+500 th. in 5 months) Net operating income: good quarterly
Increase in number of customers and linkage performance (o/ Q306, impact less trading gains)
Loans: growing above market. US$Mill. 583 591 437492 498 Change Dec’06 vs. Dec’05 in local currency 434 376 +34% +38%+32% 276 +30% ** 306 Q1’05 Q2 Q3 Q4 Q1’06 Q2 Q3 Q4 Total Individuals SMEs+businesses GWB+corp.
Investing in commercial capability: Branches LLPs: Increase o/2005 due to growth and (129 branches, focus in Rio) and ATMs (+300) change of mix
Business increase with greater efficiency, feeds through to revenues, net operating income and attributable income
(*) Business growth in local currency. Savings: Deposits + mutual funds: (**) Impact of AES Tietê in Q2’05

42

Mexico. Key highlights of the quarter

Macro and financial environment

- Macro: solid fundamentals
- Loans: +23%; Savings: +14%*
- Lower interest rates, although stabilising

Key Highlights

Var. Dec'06 vs. Dec'05 in local currency

+41%
+85%
+64%
+22%
Total (**)
Individuals
SMEs
Business + Wholesale

- **Investing in commercial capacity**: branches (+34), ATMs (+374)

Results

- **Revenues** supported by NII and fees

Net interest income
Base 100: 1T'05

100
93
100
108
129
136
166
182
Q1'05
Q2
Q3
Q4
Q1'06
Q2
Q3
Q4

Commissions + insurance
Base 100: 1T'05

100
114
107
110
125
122
119
138
Q1'05
Q2
Q3
Q4
Q1'06
Q2
Q3
Q4

- **Net operating income:** Quality "leap" in 2006

Santander

Mexico. Key highlights of the quarter Macro and financial environment Results
Macro: solid fundamentals Revenues supported by NII and fees
Loans: +23%; Savings: +14%* Net interest income Commissions + insurance Base 100: 1T’05 Base 100: 1T’05
Lower interest rates, although stabilising
166 182
125 122 119 129 136 114 107 110
Key Highlights 100
100 93 100 108
Increase in number of customers and linkage : pay-roll and credit cards: levers of growth Q1’05Q2 Q3 Q4Q1’06Q2 Q3 Q4 Q1’05Q2 Q3 Q4Q1’06Q2 Q3
Net operating income: Quality “leap” in 2006
Loans: growing more than the market. Emphasis on individuals and SMEs Mill. US$. 431 321 304 319 Var. Dec’06 vs. Dec’05 in local currency 222 211182 200 +85% +64% +41% +22% Q1’05 Q2 Q3 Q4 Q1’06 Q2 Q3 Q4
Total (**) Individuals SMEs Business + Increase in LLPs
: strong growth due to change
Wholesale
mix and credit cost normalisation
Investing in commercial capacity: branches
(+34), ATMs (+374) Taxes: towards normalisation in 2007 (2005: 7%; 2006: 22%)
Solid and profitable growth of commercial business, producing strong rises in net operating income and attributable income
(*) Business growth in local currency. Savings: Deposits + mutual funds (**) Manageable loans

43

Chile. Key highlights of the quarter

Macro and financial environment

- Deflation in Q406
- Loans: +17%; Savings: +19%*
- Higher interest rates for the year. Q4 stable and reduction in January 2007

Key Highlights

Change Dec'06 vs. Dec'05 in local currency

+17%
+24%
+27%
+10%
Total
Individuals
SMEs
Business+ Wholesale

- **Investing in commercial capacity**: branches (+23) and ATMs (+166)

Results

- **Revenues**: Strong revenue growth o/2005.Impact of deflation on NII.

Net interest income Base 100: 1T'05

100
140
143
156
131
182
180
139
Q1'05
Q2
Q3
Q4
Q1'06
Q2
Q3
Q4

Commissions + insurance Base 100: 1T'05

100
104
130
143
145
153
150
155
Q1'05
Q2
Q3
Q4
Q1'06
Q2
Q3
Q4

Mill. US$

(*) Business growth in local currency. Savings: Deposits + mutual funds

Santander

Chile. Key highlights of the quarter Macro and financial environment Results
Deflation in Q406 Revenues: Strong revenue growth o/2005.Impact
Loans: +17%; Savings: +19%* of deflation on NII.
Higher interest rates for the year. Q4 stable and Net interest income Commissions + insurance reduction in January 2007 Base 100: 1T’05 Base 100: 1T’05
180 182
153 150 155 Key Highlights 140 143 156 139 130 143 145 131 100 104 100
Growth in retail: more customers and linkage
Loans: Q1’05Q2 Q3 Q4 Q1’06Q2 Q3 Q4 Q1’05Q2 Q3 Q4 Q1’06Q2 Q3 Q4
growing more than the market. Emphasis on individuals and SMEs
Net operating income: “leap” o/2005. In Q4 deflation impact and one-off due to collective
Change Dec’06 vs. Dec’05 in local currency bargaining agreement
272 2
90
+24% +27% Mill. US$ +17% 233 215 +10% 194 190 196 161 Total Individuals SMEs Business+ Wholesale Q1’05 Q2 Q3 Q4 Q1’06 Q2 Q3 Q4
Investing in commercial capacity: branches LLPs: Increase o/2005 due to growth and change (+23) and ATMs (+166) of mix
Solid growth in activity and results. The strength of underlying businesses is not reflected in Q406 due to specific impacts
(*) Business growth in local currency. Savings: Deposits + mutual funds

SECONDARY SEGMENTS

45

Retail Banking
EUR million

Retail Banking: solid performance in all geographic areas

Retail banking

Revenues
+16%
16,770
19,376
Abbey
LatAm
Continental Europe
3,232
5,374
8,164
3,394
6,840
9,142
+5%
+27%
+12%
2005
2006
Net operating income
+27%
7,825
9,927
1,228
2,078
4,518
1,544
3,151
5,232
+26%
+52%
+16%
2005
2006
Income before taxes*
+24%
5,989
7,436
986
1,416
3,587
1,155
2,037
4,243
+17%
+44%
+18%
2005
2006

(*) Without capital gains

Retail Banking EUR million
Retail Banking: solid performance in all geographic areas
Retail banking Revenues Net operating income Income before taxes*

46

Global Wholesale Banking
EUR million

Global Wholesale Banking IBT: EUR 1,353 mill.

Gross op. income
+32%
Costs*
+18%
Net op. income
+40%
IBT
+17%

Gross operating income

Total
Trading
Customers
1,866
650
1,216
+32%
+19%
+40%
2,470
772
1,698
2005
2006

LLPs

Specific and country risk
Generic
68
74
-6
2005
298
320
-22
2006

(*) Personnel + administrative costs + depreciation

Santander
150 AÑOS

Global Wholesale Banking EUR million
The results reflect the business drive with customers and the improvement in our global products positioning, in a very active market
Global Wholesale Banking Gross operating income IBT: EUR 1,353 mill.
Total +32% 2,470
(*) Personnel + administrative costs + depreciation

47

Asset Management and Insurance
EUR million

Asset Management & Insurance IBT: EUR 645 mill.

Gross op. income
+16%
Costs*
+13%
Net op. income
+20%
IBT
+18%

Contribution: Total revenues to the Group

Total
3,059
+15%
3,511
Asst. Insurance
227
+31%
298
Insurance fees
924
+28%
1,185
Pension Funds
410
-4%
393
Mutual Funds
1,499
+9%
1,635
2005
2006

(*) Personnel + administrative costs + depreciation

Santander

Asset Management and Insurance EUR million
High contribution to the Group’s revenues supported by insurance, mutual funds and pension plans in Europe Asset Management & Insurance Contribution: IBT: EUR 645 mill. Total revenues to the Group
(*) Personnel + administrative costs + depreciation

Agenda
2006 Key highlights Grupo Santander 2006 Results Business areas 2006 Results
Conclusions and 2007 Outlook
Appendix

Resumen 2006
For Santander 2006 was the year of ...
Increasing productivity and distribution capacity in Continental Europe:
— “We want to be your Bank” (SAN Branch Network), Menara (Banesto), new businesses in Santander Consumer Finance
Focusing Abbey’s growth on pure banking businesses, achieving revenues and costs targets and technological implementation
Leading Latin American growth by taking advantage of the bankarisation process
Boosting global businesses, with the first results in Wholesale Banking and moving forward with the rest (AM, insurance, cards ...)
Manage / rebalance the business portfolio: Abbey’s insurance sale and equity stakes. Drive’s purchase.
And at the same time improve balance sheet strength, the efficiency ratio and profitability

Expected macro environment for 2007
Sustained growth in the global economy In Europe
— Spain and UK growing faster than the Euro zone average — Moderate rise in Euro zone interest rates and less so in the UK
— Good business growth in Spain, although with moderate credit growth (mortgages). Good mortgage performance in UK.
In Latin America — The region will maintain strong growth (around 4%) — Solid fundamentals in a convergence environment — Institutional environment consolidated — Greater bankarisation — Structural growth in the next few years
Positive scenario for Santander’s financial businesses

51

Santander in 2007. Our aims

…excellent positioning of our BUSINESS PORTFOLIO…

SEVEN GROWTH LEVERS

1. **Retail Banking in developed markets**: efficiency and productivity
2. **Abbey**, growth opportunity
3. Strong presence in **emerging markets**: Latin America
4. **Consumer business**: high growth with high spreads
5. **Wholesale banking** made up of local banks
6. Development of **global synergies**
7. Improving **capital allocation**

… and our SUPERIOR CAPACITY to carry through projects

20%
10%
0%
-10%
-20%
Cost growth
0%
20%
40%
Revenue growth
"Structural growth"
Santander Consumer
LatAm
"Retail banking in developed markets"
Portugal
Santander Network
Banesto
Abbey
"Restructuring"

… and our DIMENSION and GLOBAL VISION

Santander

Santander in 2007. Our aims
Attain high quality returns and recurrence higher than our competitors, thanks to ....
...excellent positioning of our ... and our SUPERIOR CAPACITY to carry through BUSINESS PORTFOLIO... projects
20% “Structural
SEVEN GROWTH LEVERS growth”
Santander “Retail banking in Consumer
1. Retail Banking in developed LatAm developed markets: efficiency and productivity 10% markets” 2. Abbey, growth opportunity Portugal growth Santander
3. Strong presence in emerging Network Banesto markets: Latin America 0%
4. Consumer business: high growth 0% 20% 40% with high spreads Cost Abbey 5. Wholesale banking made up of -10%
local banks “Restructuring”
6. Development of global synergies 7. Improving capital allocation -20% Revenue growth
... and our DIMENSION and GLOBAL VISION

Santander in 2007. Management priorities (I)
At Group level
Maintaining high business activity with customers Net interest income and commissions as revenue drivers Selective cost growth: business expansion projects New efficiency improvement: “wide open jaws” Active management of risk-return
In order to keep generating higher results

53

Santander in 2007. Management priorities (II)

At large business units

Santander Network	▪ Extension of "We want to be your bank" ▪ High activity in stores and SMEs
Banesto	▪ Increase market share ▪ Menara Plan to improve efficiency ratio (2007-2009)
Santander Consumer Finance	▪ Maintain high pace in new lending with lower cost growth (ex-Drive) than in 2006 ▪ Management of latest investments and analyse new opportunities
Abbey	▪ Being positive in achieving the Plan's objectives ▪ Higher pace of revenue growth than in 2006 ▪ Meeting the targets in Partenon's implementation
Latin America	▪ Increase business activity with customers / bankarisation ▪ Quality and risk premiums adjusted to growth profile ▪ Management of investments and costs adjusted to retail business expansion

Santander 150 AÑOS

Santander in 2007. Management priorities (II)
At large business units
Santander Extension of “We want to be your bank” Network High activity in stores and SMEs
Banesto Increase market share
Menara Plan to improve efficiency ratio (2007-2009)
Santander Maintain high pace in new lending with lower cost growth (ex-Drive) Consumer than in 2006 Finance Management of latest investments and analyse new opportunities
Being positive in achieving the Plan’s objectives Abbey Higher pace of revenue growth than in 2006
Meeting the targets in Partenon’s implementation
Increase business activity with customers / bankarisation Latin America Quality and risk premiums adjusted to growth profile
Management of investments and costs adjusted to retail business expansion

Santander in 2007. Management priorities (III)
2007 is a key year in consolidating and deepening GLOBAL
BUSINESS models in Santander
Strengthen the customer model and deepen our presence in those Global Wholesale countries where we are present (Europe and Latin America) Banking Further product line globalisation (transactional, corporate finance, structured finance...)
Asset Consolidate global model in all countries and businesses
New businesses: third-party selling of Santander’s products, to Management institutions, ...
Cards Consolidate Santander Card global model with focus in Spain, UK and Brazil.
Boost business in all units and focus on non-traditional areas
Private Banking
Start internationalising Banif’s model (Italy)
Implement the global business model in all of the Group’s units
Internalise third-party insurance sold by our business units
Insurance
Global management of capital and of risks in the Group’s insurance companies

Santander in 2007. Management priorities (IV)
TECHNOLOGICAL and OPERATIONAL integration lays the foundation for building of our global models and cost control
Technological platforms: continue Partenon’s implementation in Europe (finish Abbey; then SCF and Portugal) and consolidate Altair in Latin America.
Global operations: deepen the development and integration of global operating methods compatible with Partenón y Altair
VISION 2010
1. Single technological platform due to convergence of Partenón (Europe) and Altair (Latam)
2. Two regional IT development centres: Madrid and Chile
3. Four regional operating centres:
— Madrid — Milton Keynes (UK) — Queretaro (Mexico) — Sao Paulo (Brazil)

56

Santander in 2007

Earnings per share

Euros
0.73
+15%
0.84
+26%
1.05
2004
2005*
2006*

Dividend per share

Euros
0.33
+25%
0.42
+25%
0.52
2004
2005
2006

… and once again outperform our competitors

(*) Ordinary income (without extraordinary capital gains and allowances)

Santander

Santander in 2007
All of this should enable us to keep up strong EPS growth ...
Earnings per share Dividend per share
Euros Euros 1.05 +25% 0.52 +26% +15% 0.84 +25% 0.42 0.73 0.33 2004 2005 * 2006 * 2004 2005 2006
... and once again outperform our competitors
(*) Ordinary income (without extraordinary capital gains and allowances)

Agenda
2006 Key highlights
Grupo Santander 2006 Results
Business areas 2006 Results
Conclusions and 2007 Outlook
Appendix

58

Continental Europe. Efficiency
(%)

Santander Branch Network

44.0
41.0
2005
2006

Banesto

48.2
45.3
2005
2006

Santander Consumer Finance

34.3
34.7
2005
2006

Portugal

49.4
47.3
2005
2006

Continental Europe. Efficiency (%)

59

Continental Europe. NPLs and coverage

Santander Branch Network

289%
296%
0.59%
0.57%
Dec'05
Dec'06
NPLs
Coverage

Banesto

372%
396%
0.49%
0.42%
Dec'05
Dec'06
NPLs
Coverage

Santander Consumer Finance

125%
114%
2.40%
2.57%
Dec'05
Dec'06
NPLs
Coverage

Portugal

243%
305%
0.78%
0.53%
Dec'05
Dec'06
NPLs
Coverage

Santander
150 AÑOS

Continental Europe. NPLs and coverage
Santander Branch Network Banesto
289% 296% 372% 396% 0.59% 0.49% 0.42% 0.57% Dec’05 Dec’06 Dec’05 Dec’06 NPLs Coverage NPLs Coverage Santander Consumer Finance Portugal 243% 305% 125% 114% 2.40% 2.57% 0.78% 0.53% Dec’05 Dec’06 Dec’05 Dec’06 NPLs Coverage NPLs Coverage

Continental Europe. Main units spreads (%) Santander Branch Network Banesto Retail Banking
3.26 3.44 3.23
2.93 2.93 2.94 3.00 3.10 3.16 2.92 3.00 3.13
2.80 2.79 2.75 2.84
2.16
1.87 1.95 1.83 1.92
1.53 1.50 1.49 1.54 1.71 1.48 1.46 1.54 1.64
1.50 1.43
1.40 1.43 1.45 1.46 1.39 1.29 1.31 1.28 1.30 1.31 1.29 1.41 1.38 1.36 1.30 1.31
Q1’05 Q2 Q3 Q4 Q1’06 Q2 Q3 Q4 Q1’05 Q2 Q3 Q4 Q1’06 Q2 Q3 Q4
Loans Deposits Total Loans Deposits Total
Santander Consumer Finance Portugal Retail Banking
2.94 2.95 2.92 2.84 2.85 2.84 2.80 2.79
5.14 5.00 5.08 4.81 4.79
4.58 4.15
3.83 1.86 1.84 1.78 1.72 1.53
1.66 1.63 1.56
1.08 1.11 1.14 1.12 1.19 1.21 1.24 1.26
Q1’05 Q2 Q3 Q4 Q1’06 Q2 Q3 Q4 Q1’05 Q2 Q3 Q4 Q1’06 Q2 Q3 Q4
Loans Deposits Total

61

Abbey. Spreads and NPLs ratio
(%)

Spreads Retail Banking

1.46
1.44
1.46
1.45
1.44
1.47
1.45
1.48
0.75
0.74
0.74
0.73
0.72
0.74
0.76
0.79
0.71
0.70
0.72
0.72
0.72
0.73
0.70
0.69
Q1'05
Q2
Q3
Q4
Q1'06
Q2
Q3
Q4
Loans
Deposits
Total

NPLs and coverage

78%
86%
0.67%
0.60%
Dic'05
Dic'06
NPLs
Coverage

Santander
150 AÑOS

Abbey. Spreads and NPLs ratio (%)
Spreads Retail Banking NPLs and coverage

62

Latin Amercia. Efficiency
(%)

Brazil

52.5
46.4
2005
2006

Mexico

54.1
44.5
2005
2006

Chile

45.4
41.5
2005
2006

Santander

Latin Amercia. Efficiency (%) Brazil Mexico 52.5 54.1 46.4 44.5 2005 2006 2005 2006
Chile
45.4
41.5
2005 2006

63

Latin America. NPLs and coverage

Brazil

139%
103%
2.88%
2.38%
Dec'05
Dec'06
NPLs
Coverage

Mexico

273%
279%
0.89%
0.64%
Dec'05
Dec'06
NPLs
Coverage

Chile

Latin America. NPLs and coverage Brazil Mexico 273% 279% 139% 103%
2.88% 2.38% 0.89%
0.64%
Dec’05 Dec’06 Dec’05 Dec’06
NPLs Coverage NPLs Coverage
Chile
166% 153%
2.31% 1.59% Dec’05 Dec’06
NPLs Covera ge

Latin America. Main countries spreads (%) Brazil Retail Banking Mexico Retail Banking
17.49 17.06 17.83 18.33 20.17 19.84 18.58 17.41 13.77
10.87 11.30 11.06 11.19 11.19 11.85 13.22
17.71 17.78
14.68 14.15 15.12 15.87 16.70 15.77 10.51
8.87 10.15
6.85 7.40 7.34 7.62 7.94
2.81 2.91 2.71 2.46 2.46 2.06 1.88 4.02 3.90 3.72 3.57 3.25 2.98 3.07 3.26
1.64
Q1’05 Q2 Q3 Q4 Q1’06 Q2 Q3 Q4 Q1’05 Q2 Q3 Q4 Q1’06 Q2 Q3 Q4 Loans Deposits Total Loans Deposits Total
Chile Retail Banking
5.79 6.01 5.87 5.71 5.70 5.73
5.45 5.56
5.01 4.89
4.73 4.50 4.68 4.56 4.67 4.53 1.06 1.00 0.98 1.14 1.06 1.03
0.95 1.03
Q1’05 Q2 Q3 Q4 Q1’06 Q2 Q3 Q4 Loans Deposits Total

Relations with Investors and Analysts Ciudad Grupo Santander Edificio Pereda, 1[a] planta Avda de Cantabria, s/n 28660 Boadilla del Monte, Madrid (España) Teléfonos: 91 259 65 14 — 91 259 65 20 Fax: 91 257 02 45 e-mail: investor@gruposantander.com www.gruposantander.com

Item 5

Santander 150 AÑOS

Financial Report

January - December

06

Santander

Financial Report January - December
06

Key consolidated data

			Variation
	2006	2005	Amount	(%)	2004

Balance sheet (Million euros)
Total assets	833,873	809,107	24,766	3.1	664,486
Customer loans	523,346	435,829	87,517	20.1	369,350
Customer funds under management	743,543	680,887	62,656	9.2	595,380
Shareholders’ equity	40,062	35,841	4,221	11.8	32,111
Total managed funds	1,000,996	961,953	39,044	4.1	793,001

Capital and NPL ratios (%)
BIS ratio	12.49	12.94			13.01
Tier I	7.42	7.88			7.16
NPL ratio	0.78	0.89			1.00
NPL coverage	187.23	182.02			165.59

Income statement (Million euros)
Net interest income (w/o dividends)	12,084	10,334	1,750	16.9	7,172
Commercial revenue	20,436	17,772	2,664	15.0	12,899
Gross operating income	22,615	19,333	3,282	17.0	13,999
Net operating income	11,369	8,909	2,459	27.6	6,431
Attributable income to the Group	7,596	6,220	1,376	22.1	3,606

Profitability and efficiency (%)
ROE	21.39	19.86			19.74
ROA	1.00	0.91			1.01
RORWA	1.83	1.78			1.70
Efficiency ratio	48.53	52.82			52.76

Market capitalisation and shares
Shares outstanding (millions at period-end)	6,254	6,254			6,254
Share price (euros)	14.14	11.15			9.13
Market capitalisation (million euros)	88,436	69,735			57,102
EPS (euro)	1.2157	0.9967			0.7284
Diluted EPS (euro)	1.2091	0.9930			0.7271
Book value (euro)	6.41	5.73			5.13
Price / Book value (X)	2.21	1.95			1.78

Other data
Shareholders (number)	2,310,846	2,443,831			2,685,317
Number of employees	129,749	125,367			128,985
Continental Europe	44,216	43,612			44,734
United Kingdom (Abbey)	17,146	19,084			23,137
Latin America	66,889	61,209			59,681
Financial management and equity stakes	1,498	1,462			1,433
Number of branches	10,852	10,201			9,973
Continental Europe	5,772	5,389			5,233
United Kingdom (Abbey)	712	712			730
Latin America	4,368	4,100			4,010

Information over ordinary income (excluding extraordinary capital gains and writedowns)

Attributable ordinary income to the Group	6,582	5,212	1,370	26.3	3,606
Ordinary EPS (euro)	1.0534	0.8351			0.7284
Ordinary diluted EPS (euro)	1.0477	0.8320			0.7271
Ordinary ROE	18.54	16.64			19.74
Ordinary ROA	0.88	0.78			1.01
Ordinary RORWA	1.60	1.51			1.70
P/E ordinary ratio (X)	13.42	13.35			12.53

Note: The published information has not been audited. However, the preparation of the consolidation accounts has been done in accordance to general acceptable accounting criteria and principles.
2     January — December 2006

Net interest income (w/o dividends)

Million euros

7,172
10,334
12,084
+16.9%*
2004
2005
2006

(*) Exchange rate effect excluded: +15.3%

Commercial revenue (w/o dividends)

Million euros

12,510
17,436
20,032
+14.9%*
2004
2005
2006

(*) Exchange rate effect excluded: +13.4%

Net operating income

Million euros

6,431
8,909
11,369
+27.6%*
2004
2005
2006

(*) Exchange rate effect excluded: +25.9%

Attributable income

Million euros

3,606
6,220
7,596
+22.1%*
2004
2005
2006

(*) Exchange rate effect excluded: +21,5%

ROE

%

19.7
19.9
21.4
+1.5 p.p.
2004
2005
2006

EPS

Euros

0.7284
0.9967
1.2157
+22.0%
2004
2005
2006

Attributable income (ordinary)

Million euros

3.606
5.212
6.582
+26,3%*
2004
2005
2006

(*) Exchange rate effect excluded: +25.5%

Ordinary ROE

%

19.7
16.6
18.5
+1.9 p.p.
2004
2005
2006

Ordinary EPS

Euros

0.7284
0.8351
1.0534
+26.1%
2004
2005
2006

Distribution of attributable income (ordinary) by operative geographical segments

2006

United Kingdom (Abbey): 15%
Latin America: 34%
• Brazil: 11%
• Mexico: 8%
• Chile: 7%
Continental Europe: 51%
• SAN Network: 22%
• Banesto: 9%
• Santander Consumer Finance: 8%
• Portugal: 6%

2006

Global Wholesale Banking: 14%
Asset Management and Insurance: 7%
Retail United Kingdom (Abbey): 12%
Retail Latin America: 22%
Retail Continental Europe: 45%
Retail Banking: 79%

Net interest income Commercial revenue Net operating income (w/o dividends) (w/o dividends) Million euros
Million euros Million euros 20,032 17,436+14.9% * 12,084 12,510 11,369 10,334+16.9% * 8,909+27.6% * 7,1726,431 2004 2005 2006 2004 2005 2006 2004 20052006 (*) Exchange rate effect excluded: +15.3% (*) Exchange rate effect excluded: +13.4% (*) Exchange rate effect excluded: +25.9% Attributable income ROE EPS Million euros % Euros
21.4
1.2157
19.9 +1.5 p.p. 19.7
0.9967 +22.0% 7,596 6,220+22.1%* 0.7284 3,606 2004 2005 2006 2004 2005 2006 2004 2005 2006
(*) Exchange rate effect excluded: +21,5% Attributable income(ordinary) Ordinary ROE Ordinary EPS Million euros % Euros
19.7 1.0534 18.5
16.6 +1.9 p.p. 0.8351 +26.1%
6.582
0.7284 5.212 +26,3%* 3.606
2004 2005 2006 2004 2005 2006 2004 2005 2006
(*) Exchange rate effect excluded: +25.5%
Distribution of attributable income (ordinary) Distribution of income before taxes by operative geographical segments (ordinary) by operative business segments 2006 2006
Global Wholesale Banking: 14%
United Kingdom
(Abbey): 15% Retail Continental Asset Management Europe: Continental and Insurance: 7% 45%
Europe: 51% Latin America: 34%
• SAN Network: 22% Retail United Kingdom • Brazil: 11%
· Banesto: 9% (Abbey): 12%
· Mexico: 8%
· Santander Consumer
· Chile: 7% Finance: 8% Retail Latin America:
· Portugal: 6% 22%
Retail Banking: 79%
January — December 2006     3

     Consolidated financial report
Income statement
Million euros

			Variation
	2006	2005	Amount	(%)	2004

Net interest income (w/o dividends)	12,084	10,334	1,750	16.9	7,172
Dividends	404	336	68	20.4	389
Net interest income	12,488	10,669	1,818	17.0	7,562
Income from companies accounted for by the equity method	427	619	(192)	(31.0)	449
Net fees	7,223	6,256	967	15.5	4,727
Insurance activity	298	227	71	31.4	161
Commercial revenue	20,436	17,772	2,664	15.0	12,899
Gains (losses) on financial transactions	2,180	1,562	618	39.6	1,100
Gross operating income	22,615	19,333	3,282	17.0	13,999
Income from non-financial services	119	156	(37)	(23.9)	118
Non-financial expenses	(70)	(91)	20	(22.5)	(121)
Other operating income	(119)	(90)	(30)	33.3	(62)
Operating costs	(11,176)	(10,400)	(776)	7.5	(7,504)
General administrative expenses	(10,025)	(9,382)	(643)	6.9	(6,670)
Personnel	(6,004)	(5,619)	(385)	6.8	(4,221)
Other administrative expenses	(4,021)	(3,763)	(258)	6.9	(2,448)
Depreciation and amortisation	(1,151)	(1,017)	(133)	13.1	(834)
Net operating income	11,369	8,909	2,459	27.6	6,431
Impairment loss on assets	(2,550)	(1,802)	(748)	41.5	(1,847)
Loans	(2,467)	(1,615)	(852)	52.8	(1,586)
Goodwill	(13)	—	(13)	—	(138)
Other assets	(71)	(187)	116	(62.3)	(123)
Other income	(42)	(270)	229	(84.5)	(196)
Income before taxes (ordinary)	8,776	6,837	1,939	28.4	4,387
Corporate income tax	(1,986)	(1,320)	(666)	50.5	(526)
Net income from ordinary activity	6,790	5,517	1,273	23.1	3,861
Net income from discontinued operations	354	225	129	57.5	135
Net consolidated income (ordinary)	7,144	5,742	1,402	24.4	3,996
Minority interests	562	530	32	6.0	390
Attributable income to the Group (ordinary)	6,582	5,212	1,370	26.3	3,606
Net extraordinary gains and writedowns	1,014	1,008	5	0.5	—
Attributable income to the Group	7,596	6,220	1,376	22.1	3,606

Pro memoria:
Average total assets	814,235	740,225	74,010	10.0	395,068
Average shareholders’ equity	35,505	31,326	4,179	13.3	18,264
4     January — December 2006

Consolidated financial report
Quarterly
Million euros

	2005				2006
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net interest income (w/o dividends)	2,362	2,456	2,667	2,848	2,883	2,921	3,079	3,200
Dividends	36	172	70	57	50	187	98	69
Net interest income	2,399	2,628	2,738	2,905	2,933	3,109	3,177	3,269
Inc. from comp. accounted for by the equity method	141	189	153	136	131	110	145	41
Net fees	1,405	1,510	1,637	1,704	1,738	1,756	1,848	1,881
Insurance activity	52	54	63	57	66	81	72	79
Commercial revenue	3,996	4,382	4,591	4,803	4,867	5,056	5,242	5,270
Gains (losses) on financial transactions	407	457	313	384	408	508	626	637
Gross operating income	4,404	4,839	4,905	5,186	5,276	5,565	5,868	5,907
Income from non-financial services	44	51	17	44	38	10	43	28
Non-financial expenses	(26)	(35)	(9)	(22)	(15)	(17)	(14)	(24)
Other operating income	(8)	(32)	(26)	(23)	(21)	(19)	(24)	(56)
Operating costs	(2,487)	(2,522)	(2,599)	(2,791)	(2,744)	(2,706)	(2,785)	(2,941)
General administrative expenses	(2,253)	(2,288)	(2,361)	(2,480)	(2,464)	(2,429)	(2,500)	(2,632)
Personnel	(1,362)	(1,373)	(1,403)	(1,481)	(1,483)	(1,466)	(1,488)	(1,567)
Other administrative expenses	(891)	(916)	(958)	(999)	(981)	(963)	(1,012)	(1,065)
Depreciation and amortisation	(234)	(234)	(238)	(311)	(280)	(276)	(285)	(310)
Net operating income	1,926	2,301	2,287	2,395	2,533	2,833	3,088	2,915
Impairment loss on assets	(291)	(403)	(416)	(691)	(512)	(621)	(710)	(708)
Loans	(283)	(393)	(399)	(541)	(501)	(599)	(692)	(675)
Goodwill	—	—	—	—	—	(5)	—	(8)
Other assets	(9)	(10)	(17)	(151)	(11)	(17)	(18)	(25)
Other income	(138)	(105)	(128)	101	(12)	23	(26)	(26)
Income before taxes (ordinary)	1,497	1,793	1,744	1,804	2,009	2,235	2,352	2,180
Corporate income tax	(272)	(324)	(348)	(377)	(433)	(458)	(647)	(448)
Net income from ordinary activity	1,225	1,469	1,395	1,427	1,576	1,776	1,705	1,733
Net income from discontinued operations	79	38	49	59	79	115	135	25
Net consolidated income (ordinary)	1,304	1,507	1,445	1,486	1,655	1,891	1,840	1,758
Minority interests	119	141	118	152	162	169	109	123
Attributable income to the Group (ordinary)	1,185	1,366	1,327	1,334	1,493	1,723	1,731	1,635
Net extraordinary gains and writedowns	—	—	—	1,008	—	—	—	1,014
Attributable income to the Group	1,185	1,366	1,327	2,342	1,493	1,723	1,731	2,649
January — December 2006     5

     Consolidated financial report
Net fees and insurance business
Million euros

			Variation
	2006	2005	Amount	(%)	2004

Commissions for services	4,418	3,711	707	19.0	2,671
Credit and debit cards	664	620	44	7.1	558
Insurance	1,185	924	261	28.2	524
Account management	555	545	10	1.9	446
Commercial bills	232	218	13	6.0	269
Guarantees and other contingent liabilities	302	253	49	19.4	227
Other transactions	1,481	1,151	330	28.7	647
Mutual & pension funds	2,028	1,908	120	6.3	1,547
Securities services	778	637	141	22.1	510
Net fees	7,223	6,256	967	15.5	4,727
Insurance activity	298	227	71	31.4	161
Net fees and insurance business	7,521	6,483	1,038	16.0	4,889
Operating costs
Million euros

			Variation
	2006	2005	Amount	(%)	2004

Personnel expenses	6,004	5,619	385	6.8	4,221
General expenses:	4,021	3,763	258	6.9	2,448
Information technology	421	421	(0)	(0.1)	329
Communications	351	394	(43)	(10.9)	240
Advertising	479	394	85	21.7	289
Buildings and premises	851	762	88	11.5	449
Printed and office material	124	119	6	4.7	81
Taxes (other than income tax)	230	182	48	26.6	123
Other expenses	1,565	1,491	74	5.0	937
Personnel and general expenses	10,025	9,382	643	6.9	6,670
Depreciation and amortisation	1,151	1,017	133	13.1	834
Total operating expenses	11,176	10,400	776	7.5	7,504
Net loan loss provisions
Million euros

			Variation
	2006	2005	Amount	(%)	2004

Non performing loans	3,123	2,013	1,110	55.1	1,905
Country-risk	(103)	88	(192)	—	85
Recovery of written-off assets	(553)	(486)	(66)	13.7	(404)

Total	2,467	1,615	852	52.8	1,586

6     January — December 2006

Consolidated financial report
Balance sheet
Million euros

			Variation
	2006	2005	Amount	(%)	2004

Assets
Cash on hand and deposits at central banks	13,835	16,086	(2,251)	(14.0)	8,801
Trading portfolio	170,423	154,208	16,215	10.5	111,756
Debt securities	76,737	81,742	(5,005)	(6.1)	55,870
Loans and credits	30,583	26,480	4,103	15.5	17,508
Equities	13,491	8,078	5,413	67.0	4,419
Other	49,612	37,908	11,704	30.9	33,959
Other financial assets at fair value	15,371	48,862	(33,492)	(68.5)	45,759
Loans and credits	7,973	6,431	1,541	24.0	5,292
Other	7,398	42,431	(35,033)	(82.6)	40,468
Available-for-sale financial assets	38,698	73,945	(35,247)	(47.7)	44,521
Debt securities	32,727	68,054	(35,327)	(51.9)	36,702
Equities	5,971	5,891	80	1.4	7,819
Loans	544,049	459,784	84,265	18.3	394,432
Deposits at credit institutions	45,361	47,066	(1,704)	(3.6)	38,978
Loans and credits	484,790	402,918	81,873	20.3	346,551
Other	13,897	9,801	4,097	41.8	8,903
Investments	5,006	3,031	1,975	65.1	3,748
Intangible assets and property and equipment	12,555	12,204	351	2.9	10,998
Goodwill	14,513	14,018	494	3.5	15,091
Other	19,423	26,968	(7,545)	(28.0)	29,381

Total assets	833,873	809,107	24,766	3.1	664,486

Liabilities and shareholders’ equity
Trading portfolio	123,996	112,466	11,530	10.3	91,526
Customer deposits	16,572	14,039	2,534	18.0	20,541
Marketable debt securities	17,522	19,821	(2,299)	(11.6)	11,792
Other	89,902	78,607	11,295	14.4	59,194
Other financial liabilities at fair value	12,411	11,810	601	5.1	11,244
Customer deposits	273	—	273	—	—
Marketable debt securities	12,138	11,810	328	2.8	11,244
Other	—	—	—	—	—
Financial liabilities at amortized cost	605,303	565,652	39,651	7.0	447,831
Due to central banks and credit institutions	73,345	116,659	(43,314)	(37.1)	58,526
Customer deposits	314,377	291,727	22,650	7.8	262,670
Marketable debt securities	174,409	117,209	57,200	48.8	90,803
Subordinated debt	30,423	28,763	1,659	5.8	27,470
Other financial liabilities	12,749	11,293	1,456	12.9	8,362
Insurance liabilities	10,704	44,672	(33,968)	(76.0)	42,345
Provisions	19,227	19,823	(596)	(3.0)	18,024
Other liability accounts	14,491	10,748	3,743	34.8	14,892
Preferred securities	668	1,309	(641)	(48.9)	2,124
Minority interests	2,221	2,848	(627)	(22.0)	2,085
Equity adjustments by valuation	2,871	3,077	(206)	(6.7)	1,778
Capital stock	3,127	3,127	—	—	3,127
Reserves	32,595	29,098	3,497	12.0	27,215
Income attributable to the Group	7,596	6,220	1,376	22.1	3,606
Less: dividends	(1,337)	(1,744)	407	(23.3)	(1,311)

Total liabilities and shareholders’ equity	833,873	809,107	24,766	3.1	664,486

Off-balance-sheet managed funds	167,124	152,846	14,278	9.3	128,515

Total managed funds	1,000,996	961,953	39,044	4.1	793,001

January — December 2006     7

     Consolidated financial report
Customer loans
Million euros

			Variation
	2006	2005	Amount	(%)	2004

Public sector	5,329	5,243	86	1.6	5,741
Other residents	199,994	153,727	46,266	30.1	126,253
Secured loans	110,863	81,343	29,520	36.3	62,457
Other loans	89,131	72,384	16,747	23.1	63,796
Non-resident sector	326,187	284,468	41,719	14.7	244,201
Secured loans	191,724	174,117	17,608	10.1	160,514
Other loans	134,463	110,352	24,111	21.8	83,687
Gross loans and credits	531,509	443,439	88,071	19.9	376,195
Credit loss allowance	8,163	7,610	554	7.3	6,845
Net loans and credits	523,346	435,829	87,517	20.1	369,350
Pro memoria: Doubtful loans	4,613	4,356	257	5.9	4,208
Public sector	18	3	15	590.0	3
Other residents	1,212	1,027	184	17.9	1,015
Non-resident sector	3,383	3,326	57	1.7	3,189
Credit risk management (*)
Million euros

			Variation
	2006	2005	Amount		(%)	2004

Non-performing loans	4,608	4,342	266		6.1	4,115
NPL ratio (%)	0.78	0.89	(0.11 p.	)		1.00
Credit loss allowances	8,627	7,902	725		9.2	6,813
Specific	2,960	3,177	(216)		(6.8)	2,996
General-purpose	5,667	4,725	941		19.9	3,818
NPL coverage (%)	187.23	182.02	5.21 p.			165.59
Credit cost (%) **	0.35	0.24	0.11 p.			0.22

Ordinary non-performing and doubtful loans ***	3,243	3,132	111		3.5	2,762
NPL ratio (%) ***	0.55	0.64	(0.09 p.	)		0.67
NPL coverage (%) ***	266.00	252.28	13.72 p.			246.67

(*) Excluding country-risk

(**).- Net specific allowance / loans

(***) Excluding mortgage guarantees

Note: NPL ratio: Non-performing loans / computable assets
Nonperforming loans by quarter
Million euros

	2005				2006
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Balance at beginning of period	4,115	4,427	4,328	4,375	4,342	4,370	4,489	4,647
+ Net additions	496	367	442	433	509	569	718	841
- Write-offs	(183)	(466)	(395)	(467)	(480)	(450)	(560)	(880)
Balance at period-end	4,427	4,328	4,375	4,342	4,370	4,489	4,647	4,608
8     January — December 2006

Consolidated financial report
Trading portfolios. VaR by region.
Fourth quarter
Million euros

	2006		2005
	Avg	Latest	Avg

Total	32.7	36.8	20.9
Europe	8.3	9.9	7.4
USA	2.0	1.2	2.2
Latin America	28.3	30.9	19.4
Trading portfolios. VaR by product.
Fourth quarter 2006
Million euros

	Min	Avg	Max	Latest

Total trading
Total VaR	27.9	32.7	37.3	36.8
Diversification effect	(7.6)	(10.3)	(13.8)	(12.6)
Fixed income VaR	27.0	29.4	32.2	29.7
Equity VaR	3.2	4.0	5.0	5.0
Currency VaR	5.4	9.6	14.7	14.7
January — December 2006     9

     Consolidated financial report
Customer funds under management
Million euros

			Variation
	2006	2005	Amount	(%)	2004

Public sector	15,266	14,366	901	6.3	13,998
Other residents	94,750	83,392	11,358	13.6	79,273
Demand deposits	55,050	50,124	4,927	9.8	44,259
Time deposits	24,670	18,799	5,871	31.2	19,821
REPOs	15,030	14,470	560	3.9	15,193
Non-resident sector	221,206	208,008	13,199	6.3	189,941
Demand deposits	119,861	113,603	6,258	5.5	95,263
Time deposits	72,258	77,195	(4,937)	(6.4)	74,934
REPOs	26,343	14,366	11,977	83.4	17,128
Public Sector	2,744	2,844	(99)	(3.5)	2,616
Customer deposits	331,223	305,765	25,457	8.3	283,212
Debt securities	204,069	148,840	55,229	37.1	113,839
Subordinated debt	30,423	28,763	1,659	5.8	27,470
Insurance liabilities	10,704	44,672	(33,968)	(76.0)	42,345
On-balance-sheet customer funds	576,419	528,041	48,378	9.2	466,865
Mutual funds	119,838	109,480	10,358	9.5	97,838
Pension funds	29,450	28,619	831	2.9	21,679
Managed portfolios	17,835	14,746	3,089	20.9	8,998
Off-balance-sheet customer funds	167,124	152,846	14,278	9.3	128,515
Customer funds under management	743,543	680,887	62,656	9.2	595,380
Mutual funds. December 2006
Million euros

	Assets under	Var. (%) o/
	management	2005

Spain	77,526	3.2
Portugal	6,040	3.1
United Kingdom (Abbey)	8,307	38.5
Latin America	27,965	24.3

Total	119,838	9.5

Pensions funds. December 2006
Million euros

	Assets under	Var. (%) o/
	management	2005

Spain	9,950	11.6
Portugal	1,448	43.2
Latin America	18,052	(3.4)

Total	29,450	2.9

10     January — December 2006

Consolidated financial report
Shareholders’ equity and minority interests
Million euros

			Variation
	2006	2005	Amount	(%)	2004

Capital stock	3,127	3,127	—	—	3,127
Additional paid-in surplus	20,370	20,370	—	—	20,370
Reserves	12,352	8,781	3,570	40.7	6,949
Treasury stock	(127)	(53)	(74)	138.9	(104)
On-balance-sheet shareholders’ equity	35,722	32,225	3,497	10.9	30,342
Net attributable income	7,596	6,220	1,376	22.1	3,606
Interim dividend distributed	(1,337)	(1,163)	(174)	15.0	(792)
Shareholders’ equity at period-end	41,981	37,283	4,698	12.6	33,156
Interim dividend not distributed	(1,919)	(1,442)	(477)	33.1	(1,046)
Shareholders’ equity	40,062	35,841	4,221	11.8	32,111
Valuation adjustments	2,871	3,077	(206)	(6.7)	1,778
Minority interests	2,221	2,848	(627)	(22.0)	2,085
Preferred securities	668	1,309	(641)	(48.9)	2,124
Preferred securities in subordinated debt	6,837	6,773	64	0.9	5,498
Shareholders’ equity and minority interests	52,658	49,848	2,811	5.6	43,596

Computable capital and BIS ratio Million euros

			Variation
	2006	2005	Amount	(%)	2004

Computable basic capital	35,539	32,532	3,007	9.2	24,419
Computable supplementary capital	24,237	20,894	3,344	16.0	19,941
Computable capital	59,776	53,426	6,351	11.9	44,360
Risk-weighted assets	478,733	412,734	65,999	16.0	340,946
BIS ratio	12.49	12.94	(0.45)		13.01
Tier 1	7.42	7.88	(0.46)		7.16
Core capital	5.91	6.05	(0.14)		5.05
Cushion	21,478	20,407	1,071	5.2	17,084
January — December 2006     11

     Consolidated financial report
Statement of changes in consolidated shareholders’ equity
Million euros

	2006	2005	2004

Available-for-sale financial assets	342	5	(112)
Other financial liabilities at fair value	—	—	—
Cash flow hedges	(21)	72	4
Hedges of net investments in businesses abroad	211	(1,023)	638
Exchange differences	(738)	2,245	(796)
Long-term assets for sale	—	—	—
Net revenues recorded in shareholders’ equity	(206)	1,300	(266)
Net consolidated income (published)	8,246	6,750	3,996
Adjustments for changes in accounting criteria	—	—	—
Adjustments for misstatements	—	—	—
Net consolidated income	8,246	6,750	3,996
Parent Bank	7,390	7,520	3,340
Minority interests	650	530	390

Total revenues and expenses	8,039	8,049	3,730

Rating agencies*

Financial
	Long term	Short term	strength	Outlook

Moody’s	Aa3	P1	B
Standard & Poor’s	AA-	A1+		Positive
Fitch Ratings	AA	F1+	A/B	Stable

(*)	In the second quarter, Standard & Poor’s and Fitch Ratings improved their ratings of the Group and its main subsidiaries and Moody’s confirmed them. Standard & Poor’s also maintained its positive outlook. This makes us one of the European banks with the best long-term rating.
Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	2006	2005	31.12.06	31.12.05

US$	1.2535	1.2435	1.3170	1.1797
Pound sterling	0.6818	0.6838	0.6715	0.6853
Brazilian real	2.7273	3.0068	2.8118	2.7446
New Mexican peso	13.6552	13.5338	14.2881	12.5845
Chilean peso	664.8583	694.1889	700.3148	604.7732
Venezuelan bolivar	2,691.6451	2,622.8132	2,827.9941	2,533.1698
Argentine peso	3.8742	3.6352	4.0679	3.5907
12     January — December 2006

The share
The Santander share
29.12.2006
Shareholders and trading data

Shareholders (number)	2,310,846
Shares outstanding (number)	6,254,296,579
Average daily turnover (no. of shares)	63,686,095
Share liquidity* (%)	259

Dividend per share	euros
Fourth interim dividend 2005 (02.05.06)	0.137620
First interim dividend 2006 (01.08.06)	0.106904
Second interim dividend 2006 (01.11.06)	0.106904
Third interim dividend 2006 (01.02.07)	0.106904
Fourth interim dividend 2006 (02.05.07)	0.199913
Price movements during the year

Beginning (30.12.05)	11.15
High	14.43
Low	10.44
Last (29.09.06)	14.14
Market capitalisation (millions) (29.09.06)	88,436
Stock market indicators

Price / Book value (X)	2.21
P/E ratio (X)	13.42
Yield** (%)	4.27

(*).-Number of shares traded during the year / number of shares

(**).- Dividend 2006 / average share price
January — December 2006     13

     Information by segments
Description of the segments
Grupo Santander maintained in 2006 the general criteria used in 2005, with two exceptions:
•	The Global Customer Relation Model, which includes 66 new clients, mainly from Latin America was expanded. This does not mean any changes in the geographic segments, but it does affect the figures for Retail Banking (from where they come) and Global Wholesale Banking (where they are incorporated).
•	New York’s business, which was included within Continental Europe, is incorporated to the perimeter of Latin America as this is the sphere of management which develops most of its activities. In the secondary segment, it remains within Global Wholesale Banking.
The figures for 2005 have been drawn up again and include both changes so that like-for-like comparisons can be made with 2006.
The financial statements of each business area have been drawn up by adding up the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the financial statements are adapted to the new rules, applying the same general principles as those used in the Group.
In accordance with the International Financial Reporting Standards (IFRS), the business areas are structured into two levels:
Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas. The segments reported on are:
•	Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in Europe with the exception of Abbey. Given the importance of some of these units, the financial information of the Santander Branch Network, Banesto, Santander Consumer Finance and Portugal is also set out.
•	United Kingdom (Abbey). This only covers all of Abbey’s business, mainly focused on retail banking activity in the UK.
•	Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units in Santander Private Banking, as an independent and globally managed unit. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also provided.
Secondary level (or business). This segments the activity of the operating units by the type of business. Information on the main sub segments of each unit is also provided. The reported segments are:
•	Retail Banking. This covers all customer banking businesses (except those of Corporate Banking, managed through the Global Customer Relation Model). Because of the relative importance of this business in total activity, details are provided by both geographic areas (Continental Europe, United Kingdom-Abbey and Latin America) as well as by the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.
•	Global Wholesale Banking. This business reflects the revenues from Global Corporate Banking, Investment Banking and Markets worldwide including all treasuries managed globally, both for trading as well as distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.
•	Asset Management and Insurance. This includes the contribution of the different units to the Group for the design and management of mutual and pension funds and insurance. Except for pension fund management entities in Latin America, which have their own distribution networks, the Group uses, and remunerates through agreements, the retail networks which place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).
As well as these operating units, which cover everything by geographic area and by businesses (their totals are the same), the Group continues to maintain the area of Financial Management and Equity Stakes. This area incorporates the centralised activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.
As the Group’s holding entity, it manages all capital and reserves and allocations of capital and liquidity. It also incorporates the amortisation of goodwill but not the costs related to the Group’s central services except for corporate and institutional costs related to the Group’s functioning.
14     January — December 2006

Information by principal segments
Key data by principal segments

	Net operating income				Attributable income to the Group
			Variation				Variation
	2006	2005	Amount	(%)	2006	2005	Amount	(%)

Income statement (Million euros)
Continental Europe*	6,270	5,204	1,066	20.5	3,471	2,979	491	16.5
o/w: Santander network	2,429	2,101	328	15.6	1,505	1,285	221	17.2
Banesto*	1,060	912	149	16.3	585	498	87	17.4
Santander Consumer Finance	1,201	1,054	147	14.0	565	468	98	20.9
Portugal	570	498	72	14.4	423	345	77	22.4
United Kingdom (Abbey)	1,620	1,290	329	25.5	1,003	811	192	23.7
Latin America	4,387	3,088	1,299	42.1	2,287	1,779	507	28.5
o/w: Brazil	1,727	1,226	501	40.9	751	591	160	27.2
Mexico	1,097	656	441	67.2	528	376	152	40.3
Chile	805	596	209	35.0	489	338	151	44.8
Operating areas*	12,276	9,582	2,695	28.1	6,760	5,570	1,190	21.4
Financial management and equity stakes*	(908)	(672)	(235)	35.0	(178)	(358)	180	(50.3)
Total Group*	11,369	8,909	2,459	27.6	6,582	5,212	1,370	26.3
Net extraordinary gains and writedowns					1,014	1,008	5	0.5

Total Group*	11,369	8,909	2,459	27.6	7,596	6,220	1,376	22.1

(*)	Excluding net extraordinary gains and writedowns

	Efficiency		ROE*		NPL ratio		NPL coverage
	2006	2005	2006	2005	2006	2005	2006	2005

Ratios (%)
Continental Europe	40.79	43.50	20.41	22.35	0.73	0.76	244.91	246.60
o/w: Santander network	40.95	44.01	21.29	22.83	0.57	0.59	295.80	289.26
Banesto	45.27	48.23	20.61	19.38	0.42	0.49	396.13	371.55
Santander Consumer Finance	34.65	34.30	35.60	44.25	2.57	2.40	114.10	125.20
Portugal	47.33	49.36	24.07	20.79	0.53	0.78	305.06	243.19
United Kingdom (Abbey)	55.10	62.21	32.79	35.66	0.60	0.67	85.88	77.72
Latin America	46.99	52.82	26.57	22.62	1.38	1.82	167.29	186.50
o/w: Brazil	46.42	52.48	28.42	23.07	2.38	2.88	102.78	138.52
Mexico	44.45	54.06	23.08	20.42	0.64	0.89	279.19	273.43
Chile	41.54	45.42	32.15	25.03	1.59	2.31	152.62	165.57
Operating areas	45.36	50.01	23.58	23.73	0.76	0.86	185.03	182.33

Total Group*	48.53	52.82	18.54	16.64	0.78	0.89	187.23	182.02

(*).-	Excluding net extraordinary gains and writedowns. Including, ROE 2006: 21.39%; ROE 2005: 19.86%.

	Employees		Branches
	2006	2005	2006	2005

Operating means
Continental Europe	44,216	43,612	5,772	5,389
o/w: Santander network	19,027	19,092	2,832	2,669
Banesto	10,545	10,577	1,844	1,703
Santander Consumer Finance	5,401	5,118	282	267
Portugal	6,114	6,308	727	693
United Kingdom (Abbey)	17,146	19,084	712	712
Latin America	66,889	61,209	4,368	4,100
o/w: Brazil	21,681	20,600	2,026	1,897
Mexico	15,972	14,618	1,039	1,005
Chile	12,178	11,162	397	401
Operating areas	128,251	123,905	10,852	10,201
Financial management and equity stakes	1,498	1,462

Total Group	129,749	125,367	10,852	10,201

January — December 2006      15

     Information by principal segments
Income statement and balance sheet of principal segments
Million euros

	Operating business areas			Continental Europe
	2006	2005	Var. (%)	2006	2005	Var. (%)

Income statement
Net interest income	13,594	11,408	19.2	6,206	5,366	15.7
Inc. from companies accounted by equity method	16	35	(54.4)	6	26	(77.9)
Net fees	7,235	6,275	15.3	3,653	3,291	11.0
Insurance activity	301	225	34.2	137	115	18.8
Commercial revenue	21,146	17,943	17.9	10,002	8,798	13.7
Gains (losses) on financial transactions	1,766	1,609	9.7	708	505	40.3
Gross operating income	22,912	19,552	17.2	10,710	9,302	15.1
Income from non-financial services (net) and other operating income	(39)	1	—	39	55	(27.6)
Operating costs	(10,597)	(9,971)	6.3	(4,479)	(4,153)	7.8
General administrative expenses	(9,660)	(9,028)	7.0	(3,957)	(3,663)	8.0
Personnel	(5,800)	(5,436)	6.7	(2,685)	(2,510)	7.0
Other administrative expenses	(3,861)	(3,593)	7.5	(1,272)	(1,154)	10.2
Depreciation and amortisation	(937)	(943)	(0.7)	(522)	(490)	6.6
Net operating income	12,276	9,582	28.1	6,270	5,204	20.5
Net loan loss provisions	(2,558)	(1,563)	63.7	(1,312)	(950)	38.1
Other income	(284)	(326)	(13.0)	(31)	(45)	(31.3)
Income before taxes (ordinary)	9,434	7,692	22.6	4,927	4,209	17.1
Corporate income tax	(2,467)	(1,966)	25.5	(1,416)	(1,189)	19.1
Net income from ordinary activity	6,967	5,726	21.7	3,511	3,020	16.3
Net income from discontinued operations	265	225	17.9	143	110	29.2
Net consolidated income (ordinary)	7,232	5,951	21.5	3,654	3,130	16.7
Minority interests	472	381	23.8	183	151	21.5
Attributable income to the Group (ordinary)	6,760	5,570	21.4	3,471	2,979	16.5
Net extraordinary gains and writedowns	674	—	—	674	—	—
Attributable income to the Group	7,434	5,570	33.5	4,144	2,979	39.1

Balance sheet
Loans and credits*	522,372	435,013	20.1	271,687	210,299	29.2
Trading portfolio (w/o loans)	123,183	116,173	6.0	33,831	26,315	28.6
Available-for-sale financial assets	31,093	28,931	7.5	13,126	12,604	4.1
Due from credit institutions*	105,557	107,127	(1.5)	67,061	69,622	(3.7)
Intangible assets and property and equipment	11,312	10,808	4.7	4,558	4,219	8.0
Other assets	44,116	80,323	(45.1)	18,583	15,709	18.3
Total assets/liabilities & shareholders’ equity	837,632	778,375	7.6	408,846	338,767	20.7
Customer deposits*	330,727	303,838	8.8	140,231	127,356	10.1
Marketable debt securities*	125,748	95,687	31.4	47,632	27,011	76.3
Subordinated debt	14,176	14,798	(4.2)	2,362	2,241	5.4
Insurance liabilities	10,704	44,672	(76.0)	8,547	6,414	33.3
Due to credit institutions*	172,439	173,311	(0.5)	89,016	90,341	(1.5)
Other liabilities	154,696	120,819	28.0	103,090	70,527	46.2
Shareholders’ equity	29,143	25,250	15.4	17,967	14,878	20.8
Off-balance-sheet funds	165,292	152,846	8.1	102,465	97,141	5.5
Mutual funds	119,838	109,480	9.5	83,566	80,984	3.2
Pension funds	29,450	28,619	2.9	11,398	9,924	14.9
Managed portfolios	16,003	14,746	8.5	7,501	6,232	20.4
Customer funds under management	646,646	611,841	5.7	301,238	260,162	15.8

Total managed funds	1,002,923	931,221	7.7	511,311	435,908	17.3

(*).-	Includes all stock of concept classified in the balance sheet
16     January — December 2006

Information by principal segments
Income statement and balance sheet of principal segments
Million euros

United Kingdom (Abbey)			Latin America
2006	2005	Var. (%)	2006	2005	Var. (%)

						Income statement
2,108	2,083	1.2	5,281	3,960	33.4	Net interest income
3	2	20.4	7	7	6.8	Inc. from companies accounted by equity method
1,026	947	8.3	2,556	2,037	25.5	Net fees
0	0	(27.3)	165	109	50.4	Insurance activity
3,137	3,033	3.4	8,008	6,113	31.0	Commercial revenue
423	345	22.5	634	759	(16.5)	Gains (losses) on financial transactions
3,560	3,378	5.4	8,642	6,872	25.8	Gross operating income
						Income from non-financial services (net)
42	36	16.5	(120)	(90)	33.8	and other operating income
(1,983)	(2,124)	(6.7)	(4,135)	(3,694)	11.9	Operating costs
(1,877)	(2,007)	(6.5)	(3,826)	(3,358)	13.9	General administrative expenses
(1,062)	(1,119)	(5.1)	(2,052)	(1,807)	13.6	Personnel
(816)	(888)	(8.2)	(1,774)	(1,551)	14.4	Other administrative expenses
(105)	(117)	(10.0)	(309)	(336)	(8.0)	Depreciation and amortisation
1,620	1,290	25.5	4,387	3,088	42.1	Net operating income
(387)	(318)	21.6	(859)	(295)	191.5	Net loan loss provisions
(0)	76	—	(253)	(357)	(29.3)	Other income
1,232	1,048	17.6	3,275	2,436	34.5	Income before taxes (ordinary)
(343)	(323)	6.0	(708)	(454)	56.0	Corporate income tax
889	725	22.7	2,566	1,982	29.5	Net income from ordinary activity
114	86	31.5	9	28	(68.3)	Net income from discontinued operations
1,003	811	23.7	2,575	2,010	28.1	Net consolidated income (ordinary)
—	—	—	289	230	25.3	Minority interests
1,003	811	23.7	2,287	1,779	28.5	Attributable income to the Group (ordinary)
—	—	—	—	—	—	Net extraordinary gains and writedowns
1,003	811	23.7	2,287	1,779	28.5	Attributable income to the Group

						Balance sheet
190,512	171,796	10.9	60,172	52,919	13.7	Loans and credits*
61,507	64,014	(3.9)	27,846	25,844	7.7	Trading portfolio (w/o loans)
23	18	30.2	17,943	16,308	10.0	Available-for-sale financial assets
18,185	13,070	39.1	20,310	24,436	(16.9)	Due from credit institutions*
5,059	5,197	(2.7)	1,695	1,392	21.8	Intangible assets and property and equipment
8,691	47,420	(81.7)	16,842	17,194	(2.0)	Other assets
283,977	301,515	(5.8)	144,809	138,093	4.9	Total assets/liabilities & shareholders’ equity
115,194	110,776	4.0	75,301	65,706	14.6	Customer deposits*
72,857	62,462	16.6	5,258	6,213	(15.4)	Marketable debt securities*
9,430	11,428	(17.5)	2,383	1,130	110.9	Subordinated debt
71	36,521	(99.8)	2,086	1,737	20.1	Insurance liabilities
51,020	40,761	25.2	32,403	42,208	(23.2)	Due to credit institutions*
32,076	37,259	(13.9)	19,529	13,033	49.8	Other liabilities
3,328	2,307	44.3	7,847	8,066	(2.7)	Shareholders’ equity
8,307	5,999	38.5	54,520	49,705	9.7	Off-balance-sheet funds
8,307	5,999	38.5	27,965	22,497	24.3	Mutual funds
—	—	—	18,052	18,695	(3.4)	Pension funds
—	—	—	8,502	8,514	(0.1)	Managed portfolios
205,860	227,188	(9.4)	139,549	124,492	12.1	Customer funds under management

292,284	307,514	(5.0)	199,328	187,799	6.1	Total managed funds

(*).- Includes all stock of concept classified in the balance sheet.
January — December 2006      17

      Information by principal segments

Continental Europe

Gross operating income
Million euros

9,302
10,710
+15.1%
2005
2006

Net operating income
Million euros

5,204
6,270
+20.5%
2005
2006

Attributable income
Million euros

2,979
3,471
+16.5%
2005
2006

Note: w/o extraordinary capital gains and writedowns

United Kingdom (Abbey)

Gross operating income
Million euros

3,378
3,560
+5.4%*
2005
2006

(*) Exchange rate effect excluded: +5.1%

Net operating income
Million euros

1,290
1,620
+25.5%*
2005
2006

(*) Exchange rate effect excluded: +25.2%

Attributable income
Million euros

811
1,003
+23.7%*
2005
2006

(*) Exchange rate effect excluded: +23.3%

Latin America

Gross operating income
Million euros

6,872
8,642
+25.8%*
2005
2006

(*) Exchange rate effect excluded: +21.0%

Net operating income
Million euros

3,088
4,387
+42.1%*
2005
2006

(*) Exchange rate effect excluded: +36.4%

Attributable income
Million euros

1,779
2,287
+28.5%*
2005
2006

(*) Exchange rate effect excluded: +24.2%

10,710 9,302 2005 2006 +15.1% Gross operating income Million euros 6,270 5,204 2005 2006 +20,5%
Net operating income Million euros 3,471 2,979 2005 2006 +16.5% Attributable income Million euros Continental Europe Note: w/o extraordinary capital gains and writedowns
United Kingdom (Abbey) 3,560 3,378 2005 2006 +5.4%* Gross operating income Million euros 1,620 1,290 2005 2006 +25.5%* Net operating income Million euros 1,003 811 2005 2006 +23.7%* Attributable income Million euros (*) Exchange rate effect excluded: +5.1% (*) Exchange rate effect excluded: +25.2% (*) Exchange rate effect excluded: +23.3%
Latin America 8,642 6,872 2005 2006 +25.8%* Gross operating income Million euros 4,387 3,088 2005 2006 +42.1%* Net operating income Million euros 2,287 1,779 2005 2006 +28.5%* Attributable income Million euros (*) Exchange rate effect excluded: +21.0% (*) Exchange rate effect excluded: +36.4% (*) Exchange rate effect excluded: +24.2%
18      January — December 2006

Information by principal segments
Continental Europe. Main units
Million euros

	Santander				Santander
	network		Banesto		Consumer Finance		Portugal
	2006	Var. (%)	2006	Var. (%)	2006	Var. (%)	2006	Var. (%)

Income statement
Net interest income	2,363	13.5	1,235	11.1	1,379	16.9	660	2.9
Inc. from companies accounted by equity method	—	—	(0)	—	6	19.8	—	—
Net fees	1,591	2.9	587	7.2	393	14.9	366	20.9
Insurance activity	—	—	42	46.8	—	—	18	(16.9)
Commercial revenue	3,954	9.0	1,863	10.3	1,777	16.5	1,045	8.1
Gains (losses) on financial transactions	228	15.4	124	21.3	48	(17.3)	58	101.2
Gross operating income	4,182	9.3	1,987	11.0	1,825	15.2	1,103	10.8
Income from non-financial services (net) and other operating income	11	141.7	10	(50.0)	30	(20.1)	(11)	91.9
Operating costs	(1,764)	2.0	(937)	4.2	(655)	15.2	(522)	6.2
General administrative expenses	(1,531)	2.5	(820)	2.9	(592)	14.3	(458)	5.7
Personnel	(1,155)	1.9	(621)	5.1	(271)	11.6	(294)	5.6
Other administrative expenses	(376)	4.6	(199)	(3.4)	(321)	16.7	(164)	5.8
Depreciation and amortisation	(232)	(1.3)	(116)	14.3	(62)	24.2	(64)	10.4
Net operating income	2,429	15.6	1,060	16.3	1,201	14.0	570	14.4
Net loan loss provisions	(337)	10.5	(190)	25.7	(397)	6.9	(41)	(22.7)
Other income	(8)	(26.0)	22	355.2	6	—	(7)	(61.1)
Income before taxes (ordinary)	2,083	16.7	893	16.6	810	19.8	522	22.2
Corporate income tax	(578)	15.6	(285)	17.7	(235)	12.7	(99)	21.8
Net income from ordinary activity	1,506	17.2	608	16.1	575	22.9	424	22.3
Net income from discontinued operations	—	—	149	20.7	—	—	—	—
Net consolidated income (ordinary)	1,506	17.2	757	17.0	575	22.9	424	22.3
Minority interests	0	(33.2)	172	15.6	9	—	1	6.6
Attributable income to the Group (ordinary)	1,505	17.2	585	17.4	565	20.9	423	22.4
Net extraordinary gains and writedowns	—	—	674	—	—	—	—	—
Attributable income to the Group	1,505	17.2	1,259	152.6	565	20.9	423	22.4

Balance sheet
Loans and credits*	105,476	19.0	61,069	27.6	39,461	33.6	28,366	9.7 **
Trading portfolio (w/o loans)	—	—	5,191	(7.2)	10	68.7	820	(0.7)
Available-for-sale financial assets	3	10.8	9,339	5.1	48	18.3	719	(71.0)
Due from credit institutions*	116	12.4	21,113	14.4	5,466	8.8	9,330	(6.9)
Intangible assets and property and equipment	2,191	30.8	999	(36.3)	643	70.8	437	(2.4)
Other assets	661	22.9	5,619	(4.2)	1,288	(12.6)	4,632	26.8
Total assets/liabilities & shareholders’ equity	108,447	19.2	103,330	17.1	46,917	28.7	44,304	2.3
Customer deposits*	51,595	16.9	44,264	27.0	13,439	(1.2)	12,122	(5.4)
Marketable debt securities*	—	(100.0)	23,882	33.7	10,427	114.2	8,720	164.7
Subordinated debt	—	—	1,414	(12.7)	578	564.9	370	(30.6)
Insurance liabilities	—	—	1,230	(32.9)	—	—	3,759	34.5
Due to credit institutions*	86	198.5	19,947	(2.9)	19,526	29.7	16,028	(23.2)
Other liabilities	49,274	21.8	9,859	9.8	1,342	7.5	1,749	15.0
Shareholders’ equity	7,492	17.5	2,734	8.9	1,604	0.3	1,558	5.6
Off-balance-sheet funds	54,039	1.0	15,602	3.6	383	21.4	7,863	9.5
Mutual funds	47,623	(0.7)	12,988	5.9	323	18.5	6,040	3.1
Pension funds	6,416	15.6	1,611	6.4	60	40.2	1,448	43.2
Managed portfolios	—	—	1,004	(21.1)	—	—	376	20.4
Customer funds under management	105,634	8.2	86,392	21.3	24,827	31.6	32,833	23.4

Total managed funds	162,486	12.5	118,932	15.2	47,299	28.6	52,168	3.4

(*).-	Includes all stock of concept classified in the balance sheet

(**).-	Impacted by reclassification from available-for-sale financial assets. In like-for-like terms: +4%
January — December 2006     19

     Information by principal segments

Santander Network

Gross operating income
Million euros
3,826
4,182
+9.3%
2005
2006
Net operating income
Million euros
2,101
2,429
+15.6%
2005
2006
Attributable income
Million euros
1,285
1,505
+17.2%
2005
2006

Banesto

Gross operating income
Million euros
1,791
1,987
+11.0%
2005
2006
Net operating income
Million euros
912
1,060
+16.3%
2005
2006
Attributable income
Million euros
498
585
+17.4%
2005
2006

Note: w/o extraordinary capital gains and writedowns

Santander Consumer Finance

Gross operating income
Million euros
1,584
1,825
+15.2%
2005
2006
Net operating income
Million euros
1,054
1,201
+14.0%
2005
2006
Attributable income
Million euros
468
565
+20.9%
2005
2006

Portugal

Gross operating income
Million euros
995
1,103
+10.8%
2005
2006
Net operating income
Million euros
498
570
+14.4%
2005
2006
Attributable income
Million euros
345
423
+22.4%
2005
2006

4,182 3,826 2005 2006 +9.3% Gross operating income Million euros 2,429 2,101 2005 2006 +15.6% Net operating income Million euros 1,505 1,285 2005 2006 +17.2% Attributable income Million euros Santander Network
1,987 1,791 2005 2006 +11.0% Gross operating income Million euros 1,060 912 2005 2006 +16.3% Net operating income Million euros 585 498 2005 2006 +17.4% Attributable income Million euros Banesto Note: w/o extraordinary capital gains and writedowns
1,825 1,584 2005 2006 +15.2% Gross operating income Million euros 1,201 1,054 2005 2006 +14.0% Net operating income Million euros 565 468 2005 2006 +20.9% Attributable income Million euros Santander Consumer Finance
1,103 995 2005 2006 +10.8% Gross operating income Million euros 570 498 2005 2006 +14.4% Net operating income Million euros 423 345 2005 2006 +22.4% Attributable income Million euros Portugal
20     January — December 2006

Information by principal segments
Latin America. Main units
Million euros

	Brazil		Mexico		Chile
	2006	Var. (%)	2006	Var. (%)	2006	Var. (%)

Income statement
Net interest income	1,861	34.8	1,557	51.7	910	16.4
Inc. from companies accounted by equity method	1	(3.1)	—	(100.0)	1	120.6
Net fees	1,002	39.8	536	15.1	338	22.6
Insurance activity	57	33.6	23	40.5	37	55.8
Commercial revenue	2,922	36.4	2,117	40.3	1,286	18.9
Gains (losses) on financial transactions	438	(21.1)	(3)	—	111	499.2
Gross operating income	3,359	24.6	2,114	34.5	1,397	26.9
Income from non-financial services (net) and other operating income	(6)	—	(73)	15.8	(12)	163.2
Operating costs	(1,626)	10.5	(943)	10.6	(580)	16.1
General administrative expenses	(1,511)	15.0	(873)	10.9	(529)	17.4
Personnel	(785)	11.7	(424)	12.9	(332)	21.6
Other administrative expenses	(726)	18.8	(449)	9.0	(197)	10.9
Depreciation and amortisation	(115)	(27.1)	(70)	7.7	(52)	4.4
Net operating income	1,727	40.9	1,097	67.2	805	35.0
Net loan loss provisions	(440)	166.3	(207)	322.3	(109)	6.4
Other income	(213)	7.3	3	—	(6)	(66.6)
Income before taxes (ordinary)	1,074	24.6	894	61.9	689	45.3
Corporate income tax	(313)	20.4	(200)	451.4	(114)	47.7
Net income from ordinary activity	762	26.4	694	34.5	575	44.9
Net income from discontinued operations	—	—	—	—	—	—
Net consolidated income (ordinary)	762	26.4	694	34.5	575	44.9
Minority interests	11	(12.3)	166	18.9	86	45.5
Attributable income to the Group (ordinary)	751	27.2	528	40.3	489	44.8
Net extraordinary gains and writedowns	—	—	—	—	—	—
Attributable income to the Group	751	27.2	528	40.3	489	44.8

Balance sheet
Loans and credits*	13,990	31.1	15,647	18.2	15,107	0.9
Trading portfolio (w/o loans)	8,933	77.0	15,084	(16.6)	1,507	38.7
Available-for-sale financial assets	6,356	7.0	6,686	40.8	772	(33.9)
Due from credit institutions*	2,619	(62.2)	7,844	5.4	3,151	(6.5)
Intangible assets and property and equipment	650	78.4	368	9.0	319	(9.4)
Other assets	7,273	(15.0)	4,401	5.6	2,139	(9.1)
Total assets/liabilities & shareholders’ equity	39,821	6.2	50,032	4.2	22,995	(1.3)
Customer deposits*	17,282	56.5	23,416	0.5	13,216	0.2
Marketable debt securities*	817	18.7	2,215	(16.6)	1,536	(9.7)
Subordinated debt	1,430	240.8	57	(10.3)	705	9.0
Insurance liabilities	1,407	25.2	88	30.4	58	25.2
Due to credit institutions*	8,542	(46.7)	15,505	(6.5)	4,158	(14.1)
Other liabilities	7,915	30.6	6,507	99.0	2,019	49.0
Shareholders’ equity	2,428	13.4	2,244	8.4	1,304	(14.5)
Off-balance-sheet funds	14,674	25.1	11,689	15.9	11,732	16.9
Mutual funds	13,988	25.5	8,395	25.2	3,584	33.5
Pension funds	—	—	3,295	(2.5)	8,148	10.8
Managed portfolios	686	18.8	—	—	—	—
Customer funds under management	35,610	42.4	37,465	3.5	27,246	6.4

Total managed funds	54,496	10.7	61,721	6.2	34,727	4.2

(*).- Includes all stock of concept classified in the balance sheet.
January — December 2006      21

     Information by principal segments
Latin America, Results
Million euros

	Gross operating		Net operating		Attributable income
	income		income		to the Group
	2006	Var. (%)	2006	Var. (%)	2006	Var. (%)

Brazil	3,359	24.6	1,727	40.9	751	27.2
Mexico	2,114	34.5	1,097	67.2	528	40.3
Chile	1,397	26.9	805	35.0	489	44.8
Puerto Rico	311	17.1	104	12.9	26	(46.2)
Venezuela	481	17.7	241	29.7	146	10.1
Colombia	106	(8.3)	25	(44.2)	24	(39.1)
Argentina	512	33.5	248	57.7	148	89.2
Rest	91	(14.1)	(20)	—	35	(41.5)
Subtotal	8,373	25.9	4,227	42.7	2,147	29.1
Santander Private Banking	270	21.8	160	26.9	139	20.5
Total	8,642	25.8	4,387	42.1	2,287	28.5
Brazil Gross operating income Net operating income Attributable income Million euros Million euros Million euros
3,359
2,697 +24.6% 1,727
1,226 +40.9% 751 591 +27.2%
2005 2006 2005 2006 2005 2006 (*) Exchange rate effect excluded: +13.0% (*) Exchange rate effect excluded: +27.8% (*) Exchange rate effect excluded: +15.3%
Mexico Gross operating income Net operating income Attributable income Million euros Million euros Million euros
2,114
1,572 +34.5% 1,097
528 656 +67.2% 376 +40.3%
2005 2006 2005 2006 2005 2006 (*) Exchange rate effect excluded: +35.7% (*) Exchange rate effect excluded: +68.7% (*) Exchange rate effect excluded: +41.5%
Chile Gross operating income Net operating income Attributable income Million euros Million euros Million euros
1,397 1.101 +26.9% 805
596 489 +35.0% 338 +44.8%
2005 2006 2005 2006 2005 2006 (*) Exchange rate effect excluded: +21.6% (*) Exchange rate effect excluded: +29.3% (*) Exchange rate effect excluded: +38.7%
22     January — December 2006

Information by principal segments
Financial Management and Equity Stakes
Million euros

			Variation
	2006	2005	Amount	(%)

Income statement
Net interest income (w/o dividends)	(1,269)	(866)	(403)	46.5
Dividends	162	127	35	27.5
Net interest income	(1,106)	(739)	(368)	49.8
Inc. from companies accounted by equity method	411	584	(173)	(29.7)
Net fees	(11)	(19)	8	(39.7)
Insurance activity	(4)	2	(6)	—
Commercial revenue	(711)	(171)	(539)	315.0
Gains (losses) on financial transactions	414	(48)	462	—
Gross operating income	(297)	(219)	(78)	35.5
Income from non-financial services (net) and other operating income	(32)	(25)	(7)	28.8
Operating costs	(579)	(428)	(150)	35.1
General administrative expenses	(365)	(354)	(11)	3.0
Personnel	(204)	(183)	(21)	11.3
Other administrative expenses	(161)	(171)	10	(5.9)
Depreciation and amortisation	(214)	(74)	(140)	188.5
Net operating income	(908)	(672)	(235)	35.0
Net loan loss provisions	91	(52)	143	—
Other income	159	(131)	290	—
Income before taxes (ordinary)	(658)	(855)	198	(23.1)
Corporate income tax	481	646	(165)	(25.6)
Net income from ordinary activity	(177)	(210)	32	(15.5)
Net income from discontinued operations	89	—	89	—
Net consolidated income (ordinary)	(88)	(210)	121	(57.9)
Minority interests	90	148	(59)	(39.6)
Attributable income to the Group (ordinary)	(178)	(358)	180	(50.3)
Net extraordinary gains and writedowns	340	1,008	(668)	(66.3)
Attributable income to the Group	162	650	(488)	(75.1)

Balance sheet
Trading portfolio (w/o loans)	2,029	1,276	753	59.0
Available-for-sale financial assets	7,605	45,014	(37,409)	(83.1)
Investments	4,897	2,811	2,087	74.2
Goodwill	14,508	14,006	502	3.6
Liquidity lent to the Group	67,138	39,508	27,629	69.9
Capital assigned to Group areas	29,120	25,250	3,870	15.3
Other assets	35,539	30,697	4,842	15.8
Total assets/liabilities & shareholders’ equity	160,836	158,562	2,274	1.4
Customer deposits*	496	1,927	(1,431)	(74.3)
Marketable debt securities*	78,321	53,154	25,168	47.3
Subordinated debt	16,247	13,965	2,282	16.3
Preferred securities	—	—	—	—
Other liabilities	30,073	57,291	(27,218)	(47.5)
Group capital and reserves	35,699	32,225	3,474	10.8
Off-balance-sheet funds	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Customer funds under management	95,064	69,046	26,018	37.7
Total managed funds	160,836	158,562	2,274	1.4

(*).-	Includes all stock of concept classified in the balance sheet
January — December 2006      23

     Information by secondary segments
Income statement and business volumes secondary segments
Million euros

	Operating		Retail		Global		Asset Management
	business areas		Banking		Wholesale Banking		and Insurance
	2006	Var. (%)	2006	Var. (%)	2006	Var. (%)	2006	Var. (%)

Income statement
Net interest income	13,594	19.2	12,372	16.3	1,167	61.2	55	22.2
Inc. from companies accounted by equity method	16	(54.4)	16	(54.4)	—	—	—	—
Net fees	7,235	15.3	5,936	14.8	618	26.7	680	10.0
Insurance activity	301	34.2	0	—	—	—	301	34.2
Commercial revenue	21,146	17.9	18,324	15.7	1,785	47.3	1,037	16.8
Gains (losses) on financial transactions	1,766	9.7	1,052	13.4	685	4.7	29	6.2
Gross operating income	22,912	17.2	19,376	15.5	2,470	32.4	1,066	16.5
Income from non-financial services (net) and other operating income	(39)	—	(10)	—	(31)	28.4	3	—
Operating costs	(10,597)	6.3	(9,439)	5.2	(739)	17.6	(419)	12.6
General administrative expenses	(9,660)	7.0	(8,590)	6.0	(675)	18.4	(396)	11.8
Personnel	(5,800)	6.7	(5,145)	5.1	(432)	23.2	(223)	17.5
Other administrative expenses	(3,861)	7.5	(3,445)	7.4	(243)	10.8	(174)	5.2
Depreciation and amortisation	(937)	(0.7)	(849)	(2.0)	(65)	9.9	(23)	29.9
Net operating income	12,276	28.1	9,927	26.9	1,700	40.1	650	19.6
Net loan loss provisions	(2,558)	63.7	(2,260)	51.2	(298)	336.4	0	196.3
Other income	(284)	(13.0)	(231)	(32.3)	(48)	—	(5)	—
Income before taxes (ordinary)	9,434	22.6	7,436	24.1	1,353	17.0	645	18.1

Business volumes
Total assets	837,632	7.6	673,426	7.9	148,539	2.3	15,667	70.8
Loans and credits	522,372	20.1	477,392	18.0	44,809	48.6	171	(12.2)
Customer deposits	330,727	8.8	296,074	10.4	34,653	(2.6)	0	(100.0)
Retail Banking. Results
Million euros

	Gross operating		Net operating		Income before
	income		income		taxes
	2006	Var. (%)	2006	Var. (%)	2006	Var. (%)

Continental Europe*	9,142	12.0	5,232	15.8	4,243	18.3
o/w: Spain*	6,814	11.3	3,863	16.3	3,228	17.9
Portugal	975	10.7	479	12.8	429	21.5
United Kingdom (Abbey)	3,394	5.0	1,544	25.7	1,155	17.1
Latin America	6,840	27.3	3,151	51.6	2,037	43.9
o/w: Brazil	2,627	24.0	1,145	51.2	456	17.9
Mexico	1,701	41.1	820	96.4	623	94.7
Chile	1,123	26.4	614	34.4	496	49.2
Total Retail Banking*	19,376	15.5	9,927	26.9	7,436	24.1

(*) Excluding net extraordinary gains and writedowns
Asset Management and Insurance. Results
Million euros

	Gross operating		Net operating		Income before
	income		income		taxes
	2006	Var. (%)	2006	Var. (%)	2006	Var.(%)

Mutual funds	499	13.3	280	17.8	280	17.7
Pension funds	264	3.7	127	(7.9)	129	(6.2)
Insurance	303	37.5	242	44.9	236	38.2
Total Asset Management and Insurance	1,066	16.5	650	19.6	645	18.1
24     January — December 2006

Information by secondary segments

Retail Banking

Gross operating income
Million euros

19,376
16,770
+15.5%
2005
2006

Net operating income
Million euros

9,927
7,825
+26.9%
2005
2006

Income before taxes
Million euros

7,436
5,989
+24.1%
2005
2006

Note. w/o extraordinary capital gains and writedowns

Global Wholesale Banking

Net operating income and income before taxes
Million euros

1,700
1,214
+40.1%
1,353
1,157
+17.0%
2005
2006
Net operating income
2005
2006
Income before taxes

Gross operating income breakdown
Million euros

2,470
+32%
Total
1,866
771
+19%
Proprietary trading and portfolios
611
+49%
Treasury - customers
174
+39%
Equity
Customers +40%
Corporate products + Investment Banking
+34%
914
2005
2006

Asset Management and Insurance

Net operating income and income before taxes
Million euros

650
543
+19.6%
645
546
+18.1%
2005
2006
Net operating income
2005
2006
Income before taxes

Total Group revenues
Million euros

3,511
+15%
Total
3,059
Commissions and fees + insurance activities
+29%
1,483
393
Pension funds
-4%
Mutual funds
+9%
1,635
2005
2006

Retail Banking
Gross operating income Net operating income Income before taxes Million euros Million euros Million euros
19,376
16,770 +15.5%
9,927
7,825 +26.9% 7,436 5,989 +24.
2005 2006 2005 2006 2005 2006
Note. w/o extraordinary capital gains and writedowns
Global Wholesale Banking
Net operating income and income before taxes Gross operating income breakdown Million euros Million euros 2,470 +32% 1,700 771 1,353 Total 1,866 1,214 +40.1% +19% 1,157 +17.0% Proprietary trading 611 and portfolios +49% Treasury — customers 174 +39% Equity
914 Corporate products + +34% Investment Banking
2005 2006 2005 2006 2005 2006 Net operating income Income before taxes
Asset Management and Insurance
Net operating income and income before taxes Total Group revenues Million euros Million euros
3,511 650 645 +15% Total 3,059 1,483 543 +19.6% 546 +18.1% Commissions and fees +29% + insurance activities 393 Pension funds -4%
1,635 Mutual funds +9%
2005 2006 2005 2006 2005 2006 Net operating income Income before taxes
January — December 2006      25

Investor Relations Ciudad Grupo Santander Edificio Pereda, 1st floor Avda de Cantabria, s/n 28660 Boadilla del Monte Madrid (Spain) Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20 Fax: 34 (91) 257 02 45 e-mail: investor@gruposantander.com Legal Head Office:
Paseo Pereda, 9-12. Santander (Spain) Teléfono: 34 (942) 20 61 00 Operational Head Office: Ciudad Grupo Santander.
Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain)

Item 6
Key consolidated data in 2006

			Variation
	2006	2005	Amount	%	2004

Balance sheet (million euros)
Total assets	833,873	809,107	24,766	3.1	664,486
Customer loans	523,346	435,829	87,517	20.1	369,350
Customer funds under management	743,543	680,887	62,656	9.2	595,380
Shareholders’ equity	40,062	35,841	4,221	11.8	32,111
Total managed funds	1,000,996	961,953	39,044	4.1	793,001

Capital and NPL ratios (%)
BIS ratio	12.49	12.94			13.01
Tier I	7.42	7.88			7.16
NPL ratio	0.78	0.89			1.00
NPL coverage	187.23	182.02			165.59

Income statement (million euros)
Net interest income (w/o dividends)	12,084	10,334	1,750	16.9	7,172
Commercial revenue	20,436	17,772	2,664	15.0	12,899
Gross operating income	22,615	19,333	3,282	17.0	13,999
Net operating income	11,369	8,909	2,459	27.6	6,431
Attributable income to the Group	7,596	6,220	1,376	22.1	3,606

Profitability and efficiency (%)
ROE	21.39	19.86			19.74
ROA	1.00	0.91			1.01
RORWA	1.83	1.78			1.70
Efficiency ratio	48.53	52.82			52.76

Market capitalisation and shares
Shares outstanding (millions at period-end)	6,254	6,254			6,254
Share price (euros)	14.14	11.15			9.13
Market capitalisation (million euros)	88,436	69,735			57,102
EPS (euro)	1.2157	0.9967			0.7284
Diluted EPS (euro)	1.2091	0.9930			0.7271
Book value (euro)	6.41	5.73			5.13
Price / Book value (X)	2.21	1.95			1.78

Other data
Shareholders (number)	2,310,846	2,443,831			2,685,317
Number of employees	129,749	125,367			128,985
Continental Europe	44,216	43,612			44,734
United Kingdom (Abbey)	17,146	19,084			23,137
Latin America	66,889	61,209			59,681
Financial management and equity stakes	1,498	1,462			1,433
Number of branches	10,852	10,201			9,973
Continental Europe	5,772	5,389			5,233
United Kingdom (Abbey)	712	712			730
Latin America	4,368	4,100			4,010

Information over ordinary income (excluding extraordinary capital gains and writedowns).
Attributable ordinary income to the Group	6,582	5,212	1,370	26.3	3,606
EPS ordinary (euro)	1.0534	0.8351			0.7284
Diluted EPS ordinary (euro)	1.0477	0.8320			0.7271
Ordinary ROE	18.54	16.64			19.74
Ordinary ROA	0.88	0.78			1.01
Ordinary RORWA	1.60	1.51			1.70
P/E ordinary ratio (X)	13.42	13.35			12.53
Note: The published information has not been audited. However, the preparation of the consolidation accounts has been done in accordance to general acceptable accounting criteria and principles.

Income statement
Million euros

			Variation
	2006	2005	Amount	%	2004

Net interest income (w/o dividends)	12,084	10,334	1,750	16.9	7,172
Dividends	404	336	68	20.4	389

Net interest income	12,488	10,669	1,818	17.0	7,562

Income from companies accounted for by the equity method	427	619	(192)	(31.0)	449
Net fees	7,223	6,256	967	15.5	4,727
Insurance activity	298	227	71	31.4	161

Commercial revenue	20,436	17,772	2,664	15.0	12,899

Gains (losses) on financial transactions	2,180	1,562	618	39.6	1,100

Gross operating income	22,615	19,333	3,282	17.0	13,999

Income from non-financial services	119	156	(37)	(23.9)	118
Non-financial expenses	(70)	(91)	20	(22.5)	(121)
Other operating income	(119)	(90)	(30)	33.3	(62)
Operating costs	(11,176)	(10,400)	(776)	7.5	(7,504)
General administrative expenses	(10,025)	(9,382)	(643)	6.9	(6,670)
Personnel	(6,004)	(5,619)	(385)	6.8	(4,221)
Other administrative expenses	(4,021)	(3,763)	(258)	6.9	(2,448)
Depreciation and amortisation	(1,151)	(1,017)	(133)	13.1	(834)

Net operating income	11,369	8,909	2,459	27.6	6,431

Impairment loss on assets	(2,550)	(1,802)	(748)	41.5	(1,847)
Loans	(2,467)	(1,615)	(852)	52.8	(1,586)
Goodwill	(13)	—	(13)	—	(138)
Other assets	(71)	(187)	116	(62.3)	(123)
Other income	(42)	(270)	229	(84.5)	(196)

Income before taxes (ordinary)	8,776	6,837	1,939	28.4	4,387

Corporate income tax	(1,986)	(1,320)	(666)	50.5	(526)

Net income from ordinary activity	6,790	5,517	1,273	23.1	3,861

Net income from discontinued operations	354	225	129	57.5	135

Net consolidated income (ordinary)	7,144	5,742	1,402	24.4	3,996

Minority interests	562	530	32	6.0	390

Attributable income to the Group (ordinary)	6,582	5,212	1,370	26.3	3,606

Net extraordinary gains and writedowns	1,014	1,008	5	0.5	—

Attributable income to the Group	7,596	6,220	1,376	22.1	3,606

Pro memoria:
Average total assets	814,235	740,225	74,010	10.0	395,068
Average shareholders’ equity	35,505	31,326	4,179	13.3	18,264

Quarterly
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Net interest income (w/o dividends)	2,362	2,456	2,667	2,848	2,883	2,921	3,079	3,200
Dividends	36	172	70	57	50	187	98	69

Net interest income	2,399	2,628	2,738	2,905	2,933	3,109	3,177	3,269

Income from companies accounted for by the equity method	141	189	153	136	131	110	145	41
Net fees	1,405	1,510	1,637	1,704	1,738	1,756	1,848	1,881
Insurance activity	52	54	63	57	66	81	72	79

Commercial revenue	3,996	4,382	4,591	4,803	4,867	5,056	5,242	5,270

Gains (losses) on financial transactions	407	457	313	384	408	508	626	637

Gross operating income	4,404	4,839	4,905	5,186	5,276	5,565	5,868	5,907

Income from non-financial services	44	51	17	44	38	10	43	28
Non-financial expenses	(26)	(35)	(9)	(22)	(15)	(17)	(14)	(24)
Other operating income	(8)	(32)	(26)	(23)	(21)	(19)	(24)	(56)
Operating costs	(2,487)	(2,522)	(2,599)	(2,791)	(2,744)	(2,706)	(2,785)	(2,941)
General administrative expenses	(2,253)	(2,288)	(2,361)	(2,480)	(2,464)	(2,429)	(2,500)	(2,632)
Personnel	(1,362)	(1,373)	(1,403)	(1,481)	(1,483)	(1,466)	(1,488)	(1,567)
Other administrative expenses	(891)	(916)	(958)	(999)	(981)	(963)	(1,012)	(1,065)
Depreciation and amortisation	(234)	(234)	(238)	(311)	(280)	(276)	(285)	(310)

Net operating income	1,926	2,301	2,287	2,395	2,533	2,833	3,088	2,915

Impairment loss on assets	(291)	(403)	(416)	(691)	(512)	(621)	(710)	(708)
Loans	(283)	(393)	(399)	(541)	(501)	(599)	(692)	(675)
Goodwill	—	—	—	—	—	(5)	—	(8)
Other assets	(9)	(10)	(17)	(151)	(11)	(17)	(18)	(25)
Other income	(138)	(105)	(128)	101	(12)	23	(26)	(26)

Income before taxes (ordinary)	1,497	1,793	1,744	1,804	2,009	2,235	2,352	2,180

Corporate income tax	(272)	(324)	(348)	(377)	(433)	(458)	(647)	(448)

Net income from ordinary activity	1,225	1,469	1,395	1,427	1,576	1,776	1,705	1,733

Net income from discontinued operations	79	38	49	59	79	115	135	25

Net consolidated income (ordinary)	1,304	1,507	1,445	1,486	1,655	1,891	1,840	1,758

Minority interests	119	141	118	152	162	169	109	123

Attributable income to the Group (ordinary)	1,185	1,366	1,327	1,334	1,493	1,723	1,731	1,635

Net extraordinary gains and writedowns	—	—	—	1,008	—	—	—	1,014

Attributable income to the Group	1,185	1,366	1,327	2,342	1,493	1,723	1,731	2,649

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	2006	2005	31.12.06	31.12.05

US$	1.2535	1.2435	1.3170	1.1797
Pound sterling	0.6818	0.6838	0.6715	0.6853
Brazilian real	2.7273	3.0068	2.8118	2.7446
New Mexican peso	13.6552	13.5338	14.2881	12.5845
Chilean peso	664.8583	694.1889	700.3148	604.7732
Venezuelan bolivar	2,691.6451	2,622.8132	2,827.9941	2,533.1698
Argentine peso	3.8742	3.6352	4.0679	3.5907

Net fees and insurance business
Million euros

			Variation
	2006	2005	Amount	%	2004

Commissions for services	4,418	3,711	707	19.0	2,671
Credit and debit cards	664	620	44	7.1	558
Insurance	1,185	924	261	28.2	524
Account management	555	545	10	1.9	446
Commercial bills	232	218	13	6.0	269
Guarantees and other contingent liabilities	302	253	49	19.4	227
Other transactions	1,481	1,151	330	28.7	647
Mutual & pension funds	2,028	1,908	120	6.3	1,547
Securities services	778	637	141	22.1	510

Net fees	7,223	6,256	967	15.5	4,727

Insurance activity	298	227	71	31.4	161

Net fees and insurance business	7,521	6,483	1,038	16.0	4,889

Operating costs
Million euros

			Variation
	2006	2005	Amount	%	2004

Personnel expenses	6,004	5,619	385	6.8	4,221
General expenses:	4,021	3,763	258	6.9	2,448
Information technology	421	421	(0)	(0.1)	329
Communications	351	394	(43)	(10.9)	240
Advertising	479	394	85	21.7	289
Buildings and premises	851	762	88	11.5	449
Printed and office material	124	119	6	4.7	81
Taxes (other than income tax)	230	182	48	26.6	123
Other expenses	1,565	1,491	74	5.0	937

Personnel and general expenses	10,025	9,382	643	6.9	6,670

Depreciation and amortisation	1,151	1,017	133	13.1	834

Total operating expenses	11,176	10,400	776	7.5	7,504

Net loan loss provisions
Million euros

			Variation
	2006	2005	Amount	%	2004

Non performing loans	3,123	2,013	1,110	55.1	1,905
Country-risk	(103)	88	(192)	—	85
Recovery of written-off assets	(553)	(486)	(66)	13.7	(404)

Total	2,467	1,615	852	52.8	1,586

Balance sheet
Million euros

			Variation
	31.12.06	31.12.05	Amount	%	31.12.04

Assets
Cash on hand and deposits at central banks	13,835	16,086	(2,251)	(14.0)	8,801
Trading portfolio	170,423	154,208	16,215	10.5	111,756
Debt securities	76,737	81,742	(5,005)	(6.1)	55,870
Loans and credits	30,583	26,480	4,103	15.5	17,508
Equities	13,491	8,078	5,413	67.0	4,419
Other	49,612	37,908	11,704	30.9	33,959
Other financial assets at fair value	15,371	48,862	(33,492)	(68.5)	45,759
Loans and credits	7,973	6,431	1,541	24.0	5,292
Other	7,398	42,431	(35,033)	(82.6)	40,468
Available-for-sale financial assets	38,698	73,945	(35,247)	(47.7)	44,521
Debt securities	32,727	68,054	(35,327)	(51.9)	36,702
Equities	5,971	5,891	80	1.4	7,819
Loans	544,049	459,784	84,265	18.3	394,432
Deposits at credit institutions	45,361	47,066	(1,704)	(3.6)	38,978
Loans and credits	484,790	402,918	81,873	20.3	346,551
Other	13,897	9,801	4,097	41.8	8,903
Investments	5,006	3,031	1,975	65.1	3,748
Intangible assets and property and equipment	12,555	12,204	351	2.9	10,998
Goodwill	14,513	14,018	494	3.5	15,091
Other	19,423	26,968	(7,545)	(28.0)	29,381

Total assets	833,873	809,107	24,766	3.1	664,486

Liabilities and shareholders’ equity
Trading portfolio	123,996	112,466	11,530	10.3	91,526
Customer deposits	16,572	14,039	2,534	18.0	20,541
Marketable debt securities	17,522	19,821	(2,299)	(11.6)	11,792
Other	89,902	78,607	11,295	14.4	59,194
Other financial liabilities at fair value	12,411	11,810	601	5.1	11,244
Customer deposits	273	—	273	—	—
Marketable debt securities	12,138	11,810	328	2.8	11,244
Other	—	—	—	—	—
Financial liabilities at amortized cost	605,303	565,652	39,651	7.0	447,831
Due to central banks and credit institutions	73,345	116,659	(43,314)	(37.1)	58,526
Customer deposits	314,377	291,727	22,650	7.8	262,670
Marketable debt securities	174,409	117,209	57,200	48.8	90,803
Subordinated debt	30,423	28,763	1,659	5.8	27,470
Other financial liabilities	12,749	11,293	1,456	12.9	8,362
Insurance liabilities	10,704	44,672	(33,968)	(76.0)	42,345
Provisions	19,227	19,823	(596)	(3.0)	18,024
Other liability accounts	14,491	10,748	3,743	34.8	14,892
Preferred securities	668	1,309	(641)	(48.9)	2,124
Minority interests	2,221	2,848	(627)	(22.0)	2,085
Equity adjustments by valuation	2,871	3,077	(206)	(6.7)	1,778
Capital stock	3,127	3,127	—	—	3,127
Reserves	32,595	29,098	3,497	12.0	27,215
Income attributable to the Group	7,596	6,220	1,376	22.1	3,606
Less: dividends	(1,337)	(1,744)	407	(23.3)	(1,311)

Total liabilities and shareholders’ equity	833,873	809,107	24,766	3.1	664,486

Off-balance-sheet managed funds	167,124	152,846	14,278	9.3	128,515

Total managed funds	1,000,996	961,953	39,044	4.1	793,001

Balance sheet
Million euros

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06

Assets
Cash on hand and deposits at central banks	10,205	9,404	9,207	16,086	12,089	15,614	12,263	13,835
Trading portfolio	127,677	132,623	155,522	154,208	153,965	162,883	155,051	170,423
Debt securities	58,664	62,881	74,247	81,742	75,559	79,018	73,420	76,737
Loans and credits	19,754	20,183	29,847	26,480	28,746	32,409	27,532	30,583
Equities	6,066	7,807	7,330	8,078	10,676	10,104	11,298	13,491
Other	43,193	41,751	44,099	37,908	38,984	41,352	42,801	49,612
Other financial assets at fair value	46,132	44,110	46,456	48,862	47,269	46,459	14,528	15,371
Loans and credits	5,483	5,772	5,866	6,431	6,446	6,706	7,340	7,973
Other	40,649	38,339	40,590	42,431	40,823	39,753	7,188	7,398
Available-for-sale financial assets	41,084	46,689	59,535	73,945	73,025	37,872	40,777	38,698
Debt securities	35,179	41,699	54,302	68,054	66,432	31,227	33,394	32,727
Equities	5,904	4,990	5,233	5,891	6,594	6,645	7,383	5,971
Loans	415,259	431,389	446,558	459,784	472,658	496,787	519,124	544,049
Deposits at credit institutions	49,107	46,756	50,544	47,066	46,440	48,789	44,659	45,361
Loans and credits	355,317	377,177	386,487	402,918	416,205	437,477	462,121	484,790
Other	10,835	7,455	9,527	9,801	10,012	10,521	12,344	13,897
Investments	3,817	3,979	3,011	3,031	3,076	5,378	5,371	5,006
Intangible assets and property and equipment	11,141	12,046	10,272	12,204	12,162	12,272	12,816	12,555
Goodwill	15,382	15,871	15,864	14,018	14,025	13,959	14,184	14,513
Other	33,073	34,196	35,151	26,968	26,470	26,874	24,426	19,423

Total assets	703,770	730,306	781,577	809,107	814,738	818,096	798,540	833,873

Liabilities and shareholders’ equity
Trading portfolio	104,454	104,856	120,811	112,466	112,684	118,934	118,970	123,996
Customer deposits	7,730	12,810	15,233	14,039	13,430	14,135	16,956	16,572
Marketable debt securities	14,810	12,380	13,956	19,821	17,247	20,672	22,115	17,522
Other	81,915	79,666	91,622	78,607	82,007	84,127	79,900	89,902
Other financial liabilities at fair value	11,543	11,892	12,507	11,810	13,314	12,713	12,893	12,411
Customer deposits	—	—	—	—	261	246	266	273
Marketable debt securities	11,543	11,892	12,507	11,810	13,052	12,467	12,628	12,138
Other	—	—	—	—	—	—	—	—
Financial liabilities at amortized cost	470,885	497,605	527,842	565,652	569,114	568,296	578,224	605,303
Due to central banks and credit institutions	65,614	71,774	88,374	116,659	105,255	91,614	68,056	73,345
Customer deposits	270,821	285,568	290,623	291,727	290,563	291,400	308,302	314,377
Marketable debt securities	95,983	98,485	106,303	117,209	130,401	139,183	155,913	174,409
Subordinated debt	27,335	29,557	29,304	28,763	28,984	30,240	31,154	30,423
Other financial liabilities	11,132	12,220	13,238	11,293	13,911	15,859	14,798	12,749
Insurance liabilities	40,516	43,862	44,099	44,672	44,569	42,487	9,743	10,704
Provisions	18,674	19,524	20,883	19,823	19,535	18,861	18,693	19,227
Other liability accounts	18,700	11,258	12,631	10,748	10,800	11,833	12,599	14,491
Preferred securities	1,641	1,759	1,589	1,309	1,293	1,257	1,183	668
Minority interests	2,283	2,462	2,628	2,848	2,944	2,898	2,457	2,221
Equity adjustments by valuation	1,735	3,004	3,089	3,077	3,191	2,406	3,668	2,871
Capital stock	3,127	3,127	3,127	3,127	3,127	3,127	3,127	3,127
Reserves	30,863	28,989	29,074	29,098	35,279	32,737	32,704	32,595
Income attributable to the Group	1,185	2,551	3,878	6,220	1,493	3,216	4,947	7,596
Less: dividends	(1,837)	(581)	(581)	(1,744)	(2,605)	(669)	(669)	(1,337)

Total liabilities and shareholders’ equity	703,770	730,306	781,577	809,107	814,738	818,096	798,540	833,873

Off-balance-sheet managed funds	131,311	139,249	149,920	152,846	160,144	158,414	162,553	167,124

Total managed funds	835,081	869,555	931,497	961,953	974,882	976,511	961,093	1,000,996

Customer loans
Million euros

			Variation
	31.12.06	31.12.05	Amount	%	31.12.04

Public sector	5,329	5,243	86	1.6	5,741
Other residents	199,994	153,727	46,266	30.1	126,253
Secured loans	110,863	81,343	29,520	36.3	62,457
Other loans	89,131	72,384	16,747	23.1	63,796
Non-resident sector	326,187	284,468	41,719	14.7	244,201
Secured loans	191,724	174,117	17,608	10.1	160,514
Other loans	134,463	110,352	24,111	21.8	83,687

Gross loans and credits	531,509	443,439	88,071	19.9	376,195

Credit loss allowance	8,163	7,610	554	7.3	6,845

Net loans and credits	523,346	435,829	87,517	20.1	369,350

Pro memoria: Doubtful loans	4,613	4,356	257	5.9	4,208
Public sector	18	3	15	590.0	3
Other residents	1,212	1,027	184	17.9	1,015
Non-resident sector	3,383	3,326	57	1.7	3,189

Customer loans
Million euros

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06

Public sector	5,760	5,474	5,803	5,243	5,465	5,628	5,419	5,329
Other residents	130,321	140,018	142,028	153,727	162,722	175,294	188,710	199,994
Secured loans	65,593	70,626	74,830	81,343	89,385	96,576	100,228	110,863
Other loans	64,728	69,391	67,198	72,384	73,337	78,717	88,482	89,131
Non-resident sector	251,668	264,980	281,844	284,468	290,952	303,520	311,026	326,187
Secured loans	162,396	167,637	168,223	174,117	175,682	179,598	186,849	191,724
Other loans	89,272	97,344	113,621	110,352	115,270	123,922	124,177	134,463

Gross loans and credits	387,749	410,472	429,674	443,439	459,139	484,442	505,156	531,509

Credit loss allowance	7,195	7,340	7,475	7,610	7,742	7,852	8,163	8,163

Net loans and credits	380,554	403,132	422,200	435,829	451,397	476,591	496,993	523,346

Pro memoria: Doubtful loans	4,498	4,289	4,371	4,356	4,362	4,470	4,638	4,613
Public sector	2	1	1	3	7	19	18	18
Other residents	907	982	1,001	1,027	1,033	1,096	1,175	1,212
Non-resident sector	3,589	3,306	3,369	3,326	3,321	3,355	3,445	3,383

Credit risk management (*)
Million euros

			Variation
	31.12.06	31.12.05	Amount		%	31.12.04

Non-performing loans	4,608	4,342	266		6.1	4,115
NPL ratio (%)	0.78	0.89	(0.11 p.	)		1.00
Credit loss allowances	8,627	7,902	725		9.2	6,813
Specific	2,960	3,177	(216)		(6.8)	2,996
General-purpose	5,667	4,725	941		19.9	3,818
NPL coverage (%)	187.23	182.02	5.21 p.			165.59
Credit cost (%) **	0.35	0.24	0.11 p.			0.22

Ordinary non-performing and doubtful loans ***	3,243	3,132	111		3.5	2,762
NPL ratio (%) ***	0.55	0.64	(0.09 p.	)		0.67
NPL coverage (%) ***	266.00	252.28	13.72 p.			246.67

(*)	Excluding country-risk

(**).-	Net specific allowance / loans

(***)	Excluding mortgage guarantees

Note: NPL ratio: Non-performing loans / computable assets

Credit risk management (*)

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06

Non-performing loans	4,427	4,328	4,375	4,342	4,370	4,489	4,647	4,608
NPL ratio (%)	1.05	0.98	0.93	0.89	0.86	0.83	0.83	0.78
Credit loss allowances	7,167	7,554	7,605	7,902	8,075	8,335	8,629	8,627
Specific	3,207	3,145	3,146	3,177	3,148	3,139	3,131	2,960
General-purpose	3,959	4,410	4,459	4,725	4,927	5,197	5,498	5,667
NPL coverage (%)	161.88	174.55	173.83	182.02	184.80	185.69	185.70	187.23
Credit cost (%) **	0.22	0.21	0.22	0.24	0.30	0.33	0.33	0.35

(*)	Excluding country-risk

(**). -	Annualised net specific allowance / loans
Nonperforming loans by quarter
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Balance at beginning of period	4,115	4,427	4,328	4,375	4,342	4,370	4,489	4,647
+ Net additions	496	367	442	433	509	569	718	841
- Write-offs	(183)	(466)	(395)	(467)	(480)	(450)	(560)	(880)

Balance at period-end	4,427	4,328	4,375	4,342	4,370	4,489	4,647	4,608

Customer funds under management
Million euros

			Variation
	31.12.06	31.12.05	Amount	%	31.12.04

Public sector	15,266	14,366	901	6.3	13,998
Other residents	94,750	83,392	11,358	13.6	79,273
Demand deposits	55,050	50,124	4,927	9.8	44,259
Time deposits	24,670	18,799	5,871	31.2	19,821
REPOs	15,030	14,470	560	3.9	15,193
Non-resident sector	221,206	208,008	13,199	6.3	189,941
Demand deposits	119,861	113,603	6,258	5.5	95,263
Time deposits	72,258	77,195	(4,937)	(6.4)	74,934
REPOs	26,343	14,366	11,977	83.4	17,128
Public Sector	2,744	2,844	(99)	(3.5)	2,616

Customer deposits	331,223	305,765	25,457	8.3	283,212

Debt securities	204,069	148,840	55,229	37.1	113,839
Subordinated debt	30,423	28,763	1,659	5.8	27,470
Insurance liabilities	10,704	44,672	(33,968)	(76.0)	42,345

On-balance-sheet customer funds	576,419	528,041	48,378	9.2	466,865

Mutual funds	119,838	109,480	10,358	9.5	97,838
Pension funds	29,450	28,619	831	2.9	21,679
Managed portfolios	17,835	14,746	3,089	20.9	8,998

Off-balance-sheet customer funds	167,124	152,846	14,278	9.3	128,515

Customer funds under management	743,543	680,887	62,656	9.2	595,380

Mutual funds
Million euros

			Variation
	31.12.06	31.12.05	Amount	%	31.12.04

Spain	77,526	75,126	2,401	3.2	72,490
Portugal	6,040	5,858	181	3.1	5,029
United Kingdom (Abbey)	8,307	5,999	2,308	38.5	5,059
Latin America	27,965	22,497	5,469	24.3	15,259

Total	119,838	109,480	10,358	9.5	97,838

Pension funds
Million euros

			Variation
	31.12.06	31.12.05	Amount	%	31.12.04
	—
Spain	9,950	8,913	1,037	11.6	7,357
Portugal	1,448	1,011	437	43.2	965
Latin America	18,052	18,695	(643)	(3.4)	13,357

Total	29,450	28,619	831	2.9	21,679

Customer funds under management
Million euros

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06

Public sector	18,172	14,555	17,613	14,366	15,121	11,156	13,956	15,266
Other residents	76,924	81,827	80,531	83,392	83,180	87,421	93,532	94,750
Demand deposits	46,123	48,454	47,536	50,124	49,120	52,008	53,706	55,050
Time deposits	17,146	18,436	18,140	18,799	18,460	20,194	23,216	24,670
REPOs	13,655	14,938	14,856	14,470	15,600	15,219	16,609	15,030
Non-resident sector	183,455	201,996	207,711	208,008	205,954	207,205	218,036	221,206
Demand deposits	98,380	111,965	111,402	113,603	115,499	116,192	117,766	119,861
Time deposits	72,600	74,746	77,870	77,195	71,255	70,939	76,312	72,258
REPOs	9,818	11,613	15,246	14,366	16,365	17,405	21,680	26,343
Public Sector	2,658	3,672	3,193	2,844	2,835	2,669	2,278	2,744

Customer deposits	278,551	298,379	305,856	305,765	304,255	305,782	325,524	331,223

Debt securities	122,335	122,756	132,765	148,840	160,700	172,323	190,655	204,069
Subordinated debt	27,335	29,557	29,304	28,763	28,984	30,240	31,154	30,423
Insurance liabilities	40,516	43,862	44,099	44,672	44,569	42,487	9,743	10,704

On-balance-sheet customer funds	468,737	494,554	512,024	528,041	538,507	550,831	557,076	576,419

Mutual funds	99,043	104,686	109,248	109,480	114,174	113,618	117,102	119,838
Pension funds	22,709	24,797	27,380	28,619	29,190	27,709	27,442	29,450
Managed portfolios	9,559	9,766	13,292	14,746	16,781	17,088	18,009	17,835

Off-balance-sheet customer funds	131,311	139,249	149,920	152,846	160,144	158,414	162,553	167,124

Customer funds under management	600,048	633,803	661,945	680,887	698,652	709,245	719,629	743,543

Mutual funds
Million euros

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06

Spain	71,243	73,432	75,312	75,126	77,463	76,677	78,253	77,526
Portugal	5,250	5,371	5,681	5,858	5,922	5,940	6,006	6,040
United Kingdom (Abbey)	5,785	5,646	6,378	5,999	5,904	6,638	6,276	8,307
Latin America	16,765	20,237	21,878	22,497	24,885	24,363	26,567	27,965

Total	99,043	104,686	109,248	109,480	114,174	113,618	117,102	119,838

Pension funds
Million euros

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06

Spain	7,429	7,611	8,298	8,913	9,047	8,887	9,201	9,950
Portugal	986	980	986	1,011	1,032	1,373	1,380	1,448
Latin America	14,294	16,205	18,096	18,695	19,110	17,449	16,861	18,052

Total	22,709	24,797	27,380	28,619	29,190	27,709	27,442	29,450

Shareholders’ equity and minority interests
Million euros

			Variation
	31.12.06	31.12.05	Amount	%	31.12.04

Capital stock	3,127	3,127	—	—	3,127
Additional paid-in surplus	20,370	20,370	—	—	20,370
Reserves	12,352	8,781	3,570	40.7	6,949
Treasury stock	(127)	(53)	(74)	138.9	(104)

On-balance-sheet shareholders’ equity	35,722	32,225	3,497	10.9	30,342

Net attributable income	7,596	6,220	1,376	22.1	3,606
Interim dividend distributed	(1,337)	(1,163)	(174)	15.0	(792)

Shareholders’ equity at period-end	41,981	37,283	4,698	12.6	33,156

Interim dividend not distributed	(1,919)	(1,442)	(477)	33.1	(1,046)

Shareholders’ equity	40,062	35,841	4,221	11.8	32,111

Valuation adjustments	2,871	3,077	(206)	(6.7)	1,778
Minority interests	2,221	2,848	(627)	(22.0)	2,085
Preferred securities	668	1,309	(641)	(48.9)	2,124
Preferred securities in subordinated debt	6,837	6,773	64	0.9	5,498

Shareholders’ equity and minority interests	52,658	49,848	2,811	5.6	43,596

Computable capital and BIS ratio
Million euros

			Variation
	31.12.06	31.12.05	Amount	%	31.12.04

Computable basic capital	35,539	32,532	3,007	9.2	24,419
Computable supplementary capital	24,237	20,894	3,344	16.0	19,941

Computable capital	59,776	53,426	6,351	11.9	44,360

Risk-weighted assets	478,733	412,734	65,999	16.0	340,946

BIS ratio	12.49	12.94	(0.45)		13.01

Tier 1	7.42	7.88	(0.46)		7.16

Core capital	5.91	6.05	(0.14)		5.05

Cushion	21,478	20,407	1,071	5.2	17,084

Statement of changes in consolidated shareholders’ equity
Million euros

	2006	2005	2004

Available-for-sale financial assets	342	5	(112)
Other financial liabilities at fair value	—	—	—
Cash flow hedges	(21)	72	4
Hedges of net investments in businesses abroad	211	(1,023)	638
Exchange differences	(738)	2,245	(796)
Long-term assets for sale	—	—	—

Net revenues recorded in shareholders’ equity	(206)	1,300	(266)

Net consolidated income (published)	8,246	6,750	3,996
Adjustments for changes in accounting criteria	—	—	—
Adjustments for misstatements	—	—	—

Net consolidated income	8,246	6,750	3,996

Parent Bank	7,390	7,520	3,340
Minority interests	650	530	390

Total revenues and expenses	8,039	8,049	3,730

Key data by principal segments

	Net operating income					Attributable income to the Group
			Variation				Variation
	2006	2005	Amount	%	2006	2005	Amount	%

Income statement (million euros)

Continental Europe*	6,270	5,204	1,066	20.5	3,471	2,979	491	16.5

o/w: Santander network	2,429	2,101	328	15.6	1,505	1,285	221	17.2
Banesto*	1,060	912	149	16.3	585	498	87	17.4
Santander Consumer Finance	1,201	1,054	147	14.0	565	468	98	20.9
Portugal	570	498	72	14.4	423	345	77	22.4

United Kingdom (Abbey)	1,620	1,290	329	25.5	1,003	811	192	23.7

Latin America	4,387	3,088	1,299	42.1	2,287	1,779	507	28.5

o/w: Brazil	1,727	1,226	501	40.9	751	591	160	27.2
Mexico	1,097	656	441	67.2	528	376	152	40.3
Chile	805	596	209	35.0	489	338	151	44.8

Operating areas*	12,276	9,582	2,695	28.1	6,760	5,570	1,190	21.4

Financial management and equity stakes*	(908)	(672)	(235)	35.0	(178)	(358)	180	(50.3)

Total Group*	11,369	8,909	2,459	27.6	6,582	5,212	1,370	26.3

Net extraordinary gains and writedowns					1,014	1,008	5	0.5
Total Group*	11,369	8,909	2,459	27.6	7,596	6,220	1,376	22.1

(*)	Excluding net extraordinary gains and writedowns

	Efficiency ratio		ROE*		NPL ratio		NPL coverage
	2006	2005	2006	2005	31.12.06	31.12.05	31.12.06	31.12.05

Ratios (%)

Continental Europe	40.79	43.50	20.41	22.35	0.73	0.76	244.91	246.60

o/w: Santander network	40.95	44.01	21.29	22.83	0.57	0.59	295.80	289.26
Banesto	45.27	48.23	20.61	19.38	0.42	0.49	396.13	371.55
Santander Consumer Finance	34.65	34.30	35.60	44.25	2.57	2.40	114.10	125.20
Portugal	47.33	49.36	24.07	20.79	0.53	0.78	305.06	243.19

United Kingdom (Abbey)	55.10	62.21	32.79	35.66	0.60	0.67	85.88	77.72

Latin America	46.99	52.82	26.57	22.62	1.38	1.82	167.29	186.50

o/w: Brazil	46.42	52.48	28.42	23.07	2.38	2.88	102.78	138.52
Mexico	44.45	54.06	23.08	20.42	0.64	0.89	279.19	273.43
Chile	41.54	45.42	32.15	25.03	1.59	2.31	152.62	165.57

Operating areas	45.36	50.01	23.58	23.73	0.76	0.86	185.03	182.33

Total Group*	48.53	52.82	18.54	16.64	0.78	0.89	187.23	182.02

(*)	Excluding net extraordinary gains and writedowns. Including, ROE 2006: 21.39%; ROE 2005: 19.86%.

	Employees		Branches
	31.12.06	31.12.05	31.12.06	31.12.05

Operating means

Continental Europe	44,216	43,612	5,772	5,389

o/w: Santander network	19,027	19,092	2,832	2,669
Banesto	10,545	10,577	1,844	1,703
Santander Consumer Finance	5,401	5,118	282	267
Portugal	6,114	6,308	727	693

United Kingdom (Abbey)	17,146	19,084	712	712

Latin America	66,889	61,209	4,368	4,100

o/w: Brazil	21,681	20,600	2,026	1,897
Mexico	15,972	14,618	1,039	1,005
Chile	12,178	11,162	397	401

Operating areas	128,251	123,905	10,852	10,201

Financial management and equity stakes	1,498	1,462

Total Group	129,749	125,367	10,852	10,201

Operating areas
Million euros

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	13,594	11,408	2,186	19.2

Income from companies accounted for by the equity method	16	35	(19)	(54.4)
Net fees	7,235	6,275	959	15.3
Insurance activity	301	225	77	34.2

Commercial revenue	21,146	17,943	3,204	17.9

Gains (losses) on financial transactions	1,766	1,609	156	9.7

Gross operating income	22,912	19,552	3,360	17.2

Income from non-financial services (net) and other operating income	(39)	1	(39)	—
Operating costs	(10,597)	(9,971)	(626)	6.3
General administrative expenses	(9,660)	(9,028)	(632)	7.0
Personnel	(5,800)	(5,436)	(364)	6.7
Other administrative expenses	(3,861)	(3,593)	(268)	7.5
Depreciation and amortisation	(937)	(943)	6	(0.7)

Net operating income	12,276	9,582	2,695	28.1

Net loan loss provisions	(2,558)	(1,563)	(995)	63.7
Other income	(284)	(326)	42	(13.0)

Income before taxes (ordinary)	9,434	7,692	1,742	22.6

Corporate income tax	(2,467)	(1,966)	(501)	25.5

Net income from ordinary activity	6,967	5,726	1,241	21.7

Net income from discontinued operations	265	225	40	17.9

Net consolidated income (ordinary)	7,232	5,951	1,281	21.5

Minority interests	472	381	91	23.8

Attributable income to the Group (ordinary)	6,760	5,570	1,190	21.4

Net extraordinary gains and writedowns	674	—	674	—

Attributable income to the Group	7,434	5,570	1,864	33.5

			Variation
	31.12.06	31.12.05	Amount	%

Balance sheet
Loans and credits*	522,372	435,013	87,358	20.1
Trading portfolio (w/o loans)	123,183	116,173	7,010	6.0
Available-for-sale financial assets	31,093	28,931	2,162	7.5
Due from credit institutions*	105,557	107,127	(1,571)	(1.5)
Intangible assets and property and equipment	11,312	10,808	504	4.7
Other assets	44,116	80,323	(36,207)	(45.1)

Total assets/liabilities & shareholders’ equity	837,632	778,375	59,257	7.6

Customer deposits*	330,727	303,838	26,888	8.8
Marketable debt securities*	125,748	95,687	30,061	31.4
Subordinated debt	14,176	14,798	(622)	(4.2)
Insurance liabilities	10,704	44,672	(33,968)	(76.0)
Due to credit institutions*	172,439	173,311	(872)	(0.5)
Other liabilities	154,696	120,819	33,876	28.0
Shareholders’ equity	29,143	25,250	3,893	15.4

Off-balance-sheet funds	165,292	152,846	12,446	8.1

Mutual funds	119,838	109,480	10,358	9.5
Pension funds	29,450	28,619	831	2.9
Managed portfolios	16,003	14,746	1,257	8.5

Customer funds under management	646,646	611,841	34,805	5.7

Total managed funds	1,002,923	931,221	71,703	7.7

(*).-	Includes all stock of concept classified in the balance sheet
Ratios (%) and other data

ROE	23.58	23.73	(0.15 p.	)
Efficiency ratio	45.36	50.01	(4.65 p.	)
NPL ratio	0.76	0.86	(0.10 p.	)
Coverage ratio	185.03	182.33	2.70 p.
Number of employees (direct & indirect)	128,251	123,905	4,346		3.51
Number of branches	10,852	10,201	651		6.38

Operating areas
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement

Net interest income	2,580	2,774	2,927	3,127	3,174	3,345	3,513	3,562

Income from companies accounted for by the equity method	7	8	9	11	5	4	3	4
Net fees	1,429	1,515	1,628	1,703	1,741	1,759	1,847	1,887
Insurance activity	53	55	61	56	66	79	72	85

Commercial revenue	4,069	4,352	4,625	4,897	4,986	5,187	5,435	5,538

Gains (losses) on financial transactions	415	538	319	337	535	274	509	448

Gross operating income	4,484	4,890	4,944	5,235	5,521	5,461	5,944	5,986

Income from non-financial services (net) and other operating income	13	(11)	(11)	10	4	(19)	6	(29)
Operating costs	(2,383)	(2,447)	(2,504)	(2,638)	(2,579)	(2,569)	(2,640)	(2,808)
General administrative expenses	(2,161)	(2,215)	(2,263)	(2,390)	(2,353)	(2,334)	(2,420)	(2,554)
Personnel	(1,311)	(1,338)	(1,351)	(1,435)	(1,425)	(1,426)	(1,437)	(1,512)
Other administrative expenses	(849)	(877)	(912)	(955)	(928)	(908)	(983)	(1,042)
Depreciation and amortisation	(222)	(231)	(241)	(248)	(227)	(236)	(220)	(254)

Net operating income	2,114	2,433	2,428	2,606	2,945	2,873	3,310	3,149

Net loan loss provisions	(296)	(381)	(371)	(515)	(500)	(699)	(687)	(672)
Other income	(25)	(11)	(85)	(205)	20	(50)	(114)	(140)

Income before taxes (ordinary)	1,793	2,041	1,972	1,886	2,465	2,124	2,509	2,337

Corporate income tax	(465)	(523)	(539)	(439)	(660)	(516)	(656)	(635)

Net income from ordinary activity	1,328	1,518	1,434	1,447	1,805	1,608	1,853	1,701

Net income from discontinued operations	79	38	49	59	79	104	55	27

Net consolidated income (ordinary)	1,407	1,556	1,483	1,506	1,884	1,712	1,908	1,728

Minority interests	87	97	84	113	124	133	96	120

Attributable income to the Group (ordinary)	1,319	1,459	1,399	1,393	1,760	1,579	1,812	1,609

Net extraordinary gains and writedowns	—	—	—	—	—	—	—	674

Attributable income to the Group	1,319	1,459	1,399	1,393	1,760	1,579	1,812	2,283

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06

Balance sheet
Loans and credits*	380,180	402,274	421,651	435,013	450,694	475,897	496,404	522,372
Trading portfolio (w/o loans)	86,417	101,578	110,350	116,173	111,186	119,154	114,841	123,183
Available-for-sale financial assets	26,766	28,211	29,182	28,931	30,491	29,793	30,990	31,093
Due from credit institutions*	125,012	104,780	110,256	107,127	107,546	101,866	106,322	105,557
Intangible assets and property and equipment	10,378	10,579	8,930	10,808	11,063	11,262	11,797	11,312
Other assets	72,527	70,801	73,917	80,323	77,001	78,232	44,993	44,116

Total assets/liabilities & shareholders’ equity	701,281	718,222	754,286	778,375	787,981	816,205	805,348	837,632

Customer deposits*	276,467	293,068	300,563	303,838	303,637	304,698	324,555	330,727
Marketable debt securities*	82,228	80,735	83,593	95,687	98,498	106,027	117,162	125,748
Subordinated debt	13,635	15,754	15,257	14,798	14,372	14,390	14,985	14,176
Insurance liabilities	40,516	43,862	44,086	44,672	44,569	42,487	9,743	10,704
Due to credit institutions*	137,529	133,271	162,781	173,311	163,925	178,137	157,929	172,439
Other liabilities	127,439	127,338	123,977	120,819	133,665	142,871	151,927	154,696
Shareholders’ equity	23,466	24,195	24,029	25,250	29,315	27,595	29,047	29,143

Off-balance-sheet funds	131,311	139,249	149,920	152,846	160,144	158,414	162,553	165,292

Mutual funds	99,043	104,686	109,248	109,480	114,174	113,618	117,102	119,838
Pension funds	22,709	24,797	27,380	28,619	29,190	27,709	27,442	29,450
Managed portfolios	9,559	9,766	13,292	14,746	16,781	17,088	18,009	16,003

Customer funds under management	544,158	572,667	593,419	611,841	621,220	626,016	628,998	646,646

Total managed funds	832,592	857,471	904,206	931,221	948,125	974,619	967,901	1,002,923

(*). - Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	1.02	0.94	0.89	0.86	0.83	0.81	0.80	0.76
NPL coverage	161.12	172.81	174.32	182.33	184.72	184.20	183.77	185.03
Risk-weighted assets	322,356	344,784	357,051	377,143	397,901	410,460	419,342	444,172

Continental Europe
Million euros

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	6,206	5,366	840	15.7

Income from companies accounted for by the equity method	6	26	(20)	(77.9)
Net fees	3,653	3,291	362	11.0
Insurance activity	137	115	22	18.8

Commercial revenue	10,002	8,798	1,204	13.7

Gains (losses) on financial transactions	708	505	204	40.3

Gross operating income	10,710	9,302	1,407	15.1

Income from non-financial services (net) and other operating income	39	55	(15)	(27.6)
Operating costs	(4,479)	(4,153)	(326)	7.8
General administrative expenses	(3,957)	(3,663)	(294)	8.0
Personnel	(2,685)	(2,510)	(176)	7.0
Other administrative expenses	(1,272)	(1,154)	(118)	10.2
Depreciation and amortisation	(522)	(490)	(32)	6.6

Net operating income	6,270	5,204	1,066	20.5

Net loan loss provisions	(1,312)	(950)	(362)	38.1
Other income	(31)	(45)	14	(31.3)

Income before taxes (ordinary)	4,927	4,209	719	17.1

Corporate income tax	(1,416)	(1,189)	(227)	19.1

Net income from ordinary activity	3,511	3,020	491	16.3

Net income from discontinued operations	143	110	32	29.2

Net consolidated income (ordinary)	3,654	3,130	523	16.7

Minority interests	183	151	32	21.5

Attributable income to the Group (ordinary)	3,471	2,979	491	16.5

Net extraordinary gains and writedowns	674	—	674	—

Attributable income to the Group	4,144	2,979	1,165	39.1

			Variation
	31.12.06	31.12.05	Amount	%

Balance sheet
Loans and credits*	271,687	210,299	61,389	29.2
Trading portfolio (w/o loans)	33,831	26,315	7,516	28.6
Available-for-sale financial assets	13,126	12,604	522	4.1
Due from credit institutions*	67,061	69,622	(2,560)	(3.7)
Intangible assets and property and equipment	4,558	4,219	338	8.0
Other assets	18,583	15,709	2,874	18.3

Total assets/liabilities & shareholders’ equity	408,846	338,767	70,079	20.7

Customer deposits*	140,231	127,356	12,875	10.1
Marketable debt securities*	47,632	27,011	20,622	76.3
Subordinated debt	2,362	2,241	122	5.4
Insurance liabilities	8,547	6,414	2,133	33.3
Due to credit institutions*	89,016	90,341	(1,326)	(1.5)
Other liabilities	103,090	70,527	32,563	46.2
Shareholders’ equity	17,967	14,878	3,090	20.8

Off-balance-sheet funds	102,465	97,141	5,324	5.5

Mutual funds	83,566	80,984	2,582	3.2
Pension funds	11,398	9,924	1,474	14.9
Managed portfolios	7,501	6,232	1,268	20.4

Customer funds under management	301,238	260,162	41,076	15.8

Total managed funds	511,311	435,908	75,403	17.3

(*). - Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	20.41	22.35	(1.94 p.)
Efficiency ratio	40.79	43.50	(2.71 p.)
NPL ratio	0.73	0.76	(0.03 p.)
Coverage ratio	244.91	246.60	(1.69 p.)
Number of employees (direct & indirect)	44,216	43,612	604	1.4
Number of branches	5,772	5,389	383	7.1

Continental Europe
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement

Net interest income	1,268	1,350	1,362	1,387	1,440	1,532	1,613	1,622

Income from companies accounted for by the equity method	5	4	7	9	2	0	2	2
Net fees	788	816	824	862	855	887	965	946
Insurance activity	31	30	28	26	33	35	34	35

Commercial revenue	2,092	2,200	2,221	2,284	2,329	2,454	2,614	2,605

Gains (losses) on financial transactions	151	146	64	144	229	95	211	173

Gross operating income	2,243	2,346	2,285	2,429	2,558	2,549	2,825	2,778

Income from non-financial services (net) and other operating income	14	11	10	18	13	(7)	17	18
Operating costs	(1,012)	(1,037)	(1,040)	(1,065)	(1,083)	(1,101)	(1,104)	(1,191)
General administrative expenses	(892)	(910)	(913)	(948)	(959)	(969)	(978)	(1,050)
Personnel	(620)	(630)	(620)	(640)	(654)	(663)	(662)	(707)
Other administrative expenses	(272)	(281)	(293)	(308)	(305)	(307)	(316)	(344)
Depreciation and amortisation	(119)	(127)	(127)	(117)	(124)	(132)	(126)	(140)

Net operating income	1,246	1,321	1,256	1,382	1,487	1,440	1,738	1,605

Net loan loss provisions	(179)	(249)	(206)	(316)	(228)	(379)	(412)	(293)
Other income	(4)	(7)	2	(36)	27	74	(46)	(85)

Income before taxes (ordinary)	1,063	1,065	1,052	1,029	1,286	1,135	1,279	1,226

Corporate income tax	(310)	(281)	(309)	(289)	(381)	(317)	(370)	(347)

Net income from ordinary activity	752	785	743	740	905	818	909	879

Net income from discontinued operations	34	24	13	39	40	45	31	26

Net consolidated income (ordinary)	786	809	756	780	945	863	940	906

Minority interests	33	36	26	56	48	60	32	44

Attributable income to the Group (ordinary)	753	773	730	724	898	803	908	861

Net extraordinary gains and writedowns	—	—	—	—	—	—	—	674

Attributable income to the Group	753	773	730	724	898	803	908	1,535

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06

Balance sheet
Loans and credits*	181,341	193,284	198,529	210,299	223,323	240,044	256,188	271,687
Trading portfolio (w/o loans)	18,882	26,431	24,863	26,315	24,243	31,599	30,300	33,831
Available-for-sale financial assets	12,225	12,524	12,228	12,604	14,384	13,250	13,904	13,126
Due from credit institutions*	73,556	66,496	61,609	69,622	63,549	64,493	66,128	67,061
Intangible assets and property and equipment	3,990	4,032	4,094	4,219	4,655	4,983	5,241	4,558
Other assets	21,195	15,890	17,052	15,709	15,628	16,733	18,613	18,583

Total assets/liabilities & shareholders’ equity	311,190	318,658	318,374	338,767	345,782	371,102	390,375	408,846

Customer deposits*	122,945	123,857	124,862	127,356	127,670	128,791	137,056	140,231
Marketable debt securities*	23,489	25,269	26,268	27,011	31,112	35,066	42,092	47,632
Subordinated debt	2,037	2,618	1,962	2,241	2,251	2,185	2,621	2,362
Insurance liabilities	5,161	5,378	5,527	6,414	6,820	7,133	7,739	8,547
Due to credit institutions*	72,585	72,204	72,702	90,341	78,508	85,141	82,310	89,016
Other liabilities	71,405	75,994	73,521	70,527	82,675	96,037	101,102	103,090
Shareholders’ equity	13,568	13,338	13,532	14,878	16,748	16,748	17,453	17,967

Off-balance-sheet funds	88,812	91,541	95,052	97,141	101,227	100,939	103,289	102,465

Mutual funds	76,493	78,803	80,993	80,984	83,385	82,617	84,259	83,566
Pension funds	8,415	8,591	9,284	9,924	10,080	10,260	10,581	11,398
Managed portfolios	3,905	4,146	4,775	6,232	7,762	8,062	8,449	7,501

Customer funds under management	242,445	248,663	253,671	260,162	269,079	274,115	292,798	301,238

Total managed funds	400,002	410,199	413,426	435,908	447,009	472,041	493,664	511,311

(*). - Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.83	0.79	0.77	0.76	0.76	0.72	0.73	0.73
NPL coverage	227.46	240.04	246.03	246.60	247.61	252.84	247.45	244.91
Risk-weighted assets	183,244	195,856	198,308	212,605	223,842	243,647	252,867	258,781

Santander Network
Million euros

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	2,363	2,082	282	13.5

Income from companies accounted for by the equity method	—	—	—	—
Net fees	1,591	1,547	44	2.9
Insurance activity	—	—	—	—

Commercial revenue	3,954	3,629	326	9.0

Gains (losses) on financial transactions	228	197	30	15.4

Gross operating income	4,182	3,826	356	9.3

Income from non-financial services (net) and other operating income	11	4	6	141.7
Operating costs	(1,764)	(1,729)	(35)	2.0
General administrative expenses	(1,531)	(1,493)	(38)	2.5
Personnel	(1,155)	(1,134)	(21)	1.9
Other administrative expenses	(376)	(359)	(17)	4.6
Depreciation and amortisation	(232)	(236)	3	(1.3)

Net operating income	2,429	2,101	328	15.6

Net loan loss provisions	(337)	(305)	(32)	10.5
Other income	(8)	(11)	3	(26.0)

Income before taxes (ordinary)	2,083	1,785	299	16.7

Corporate income tax	(578)	(500)	(78)	15.6

Net income from ordinary activity	1,506	1,285	221	17.2

Net income from discontinued operations	—	—	—	—

Net consolidated income (ordinary)	1,506	1,285	221	17.2

Minority interests	0	1	(0)	(33.2)

Attributable income to the Group (ordinary)	1,505	1,285	221	17.2

Net extraordinary gains and writedowns	—	—	—	—

Attributable income to the Group	1,505	1,285	221	17.2

			Variation
	31.12.06	31.12.05	Amount	%

Balance sheet
Loans and credits*	105,476	88,659	16,818	19.0
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	3	3	0	10.8
Due from credit institutions*	116	103	13	12.4
Intangible assets and property and equipment	2,191	1,675	516	30.8
Other assets	661	537	123	22.9

Total assets/liabilities & shareholders’ equity	108,447	90,977	17,470	19.2

Customer deposits*	51,595	44,122	7,473	16.9
Marketable debt securities*	—	2	(2)	(100.0)
Subordinated debt	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions*	86	29	57	198.5
Other liabilities	49,274	40,447	8,827	21.8
Shareholders’ equity	7,492	6,377	1,114	17.5

Off-balance-sheet funds	54,039	53,504	536	1.0

Mutual funds	47,623	47,952	(329)	(0.7)
Pension funds	6,416	5,551	865	15.6
Managed portfolios	—	—	—	—

Customer funds under management	105,634	97,627	8,007	8.2

Total managed funds	162,486	144,481	18,005	12.5

(*). - Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	21.29	22.83	(1.54 p.	)
Efficiency ratio	40.95	44.01	(3.06 p.	)
NPL ratio	0.57	0.59	(0.02 p.	)
Coverage ratio	295.80	289.26	6.54 p.	)
Number of employees (direct & indirect)	19,027	19,092	(65)		(0.3)
Number of branches	2,832	2,669	163		6.1

Santander Network
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement

Net interest income	492	515	533	542	537	583	609	635

Income from companies accounted for by the equity method	—	—	—	—	—	—	—	—
Net fees	369	378	391	409	359	397	408	427
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	862	892	924	951	896	980	1,017	1,061

Gains (losses) on financial transactions	40	86	29	42	71	69	33	55

Gross operating income	902	979	953	993	967	1,048	1,051	1,116

Income from non-financial services (net) and other operating income	1	1	2	(0)	2	4	(1)	5
Operating costs	(429)	(433)	(430)	(436)	(435)	(438)	(438)	(453)
General administrative expenses	(371)	(373)	(369)	(380)	(377)	(380)	(380)	(395)
Personnel	(285)	(285)	(279)	(285)	(289)	(289)	(285)	(293)
Other administrative expenses	(86)	(88)	(90)	(95)	(88)	(91)	(95)	(102)
Depreciation and amortisation	(59)	(60)	(61)	(56)	(58)	(58)	(58)	(58)

Net operating income	474	547	524	557	533	615	612	669

Net loan loss provisions	(48)	(87)	(71)	(100)	(65)	(139)	(84)	(50)
Other income	(3)	(5)	1	(4)	(4)	(7)	(2)	5

Income before taxes (ordinary)	423	454	454	453	464	469	526	624

Corporate income tax	(118)	(127)	(127)	(127)	(130)	(130)	(148)	(169)

Net income from ordinary activity	305	327	327	327	334	339	378	455

Net income from discontinued operations	—	—	—	—	—	—	—	—

Net consolidated income (ordinary)	305	327	327	327	334	339	378	455

Minority interests	0	0	0	0	0	0	0	0

Attributable income to the Group (ordinary)	305	327	327	326	334	339	378	455

Net extraordinary gains and writedowns	—	—	—	—	—	—	—	—

Attributable income to the Group	305	327	327	326	334	339	378	455

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06

Balance sheet
Loans and credits*	77,356	81,675	83,751	88,659	92,777	98,696	101,838	105,476
Trading portfolio (w/o loans)	0	1	0	0	0	0	0	0
Available-for-sale financial assets	1	0	1	3	2	3	3	3
Due from credit institutions*	94	181	96	103	94	91	102	116
Intangible assets and property and equipment	1,585	1,629	1,652	1,675	1,931	2,073	2,192	2,191
Other assets	833	1,040	842	537	761	839	816	661

Total assets/liabilities & shareholders’ equity	79,869	84,525	86,341	90,977	95,565	101,702	104,951	108,447

Customer deposits*	40,071	40,887	41,009	44,122	43,860	45,923	49,651	51,595
Marketable debt securities*	23	5	3	2	1	0	0	0
Subordinated debt	0	0	0	0	0	0	0	0
Insurance liabilities	0	0	0	0	0	0	0	0
Due to credit institutions*	27	77	28	29	37	32	96	86
Other liabilities	34,142	37,791	39,325	40,447	45,004	48,552	47,786	49,274
Shareholders’ equity	5,606	5,765	5,976	6,377	6,664	7,195	7,418	7,492

Off-balance-sheet funds	50,065	51,210	52,569	53,504	55,320	53,810	54,098	54,039

Mutual funds	44,750	45,969	47,156	47,952	49,431	48,025	48,150	47,623
Pension funds	5,315	5,241	5,413	5,551	5,889	5,784	5,948	6,416
Managed portfolios	0	0	0	0	0	0	0	0

Customer funds under management	90,159	92,101	93,581	97,627	99,181	99,733	103,748	105,634

Total managed funds	129,934	135,735	138,910	144,481	150,886	155,512	159,049	162,486

(*). - Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.60	0.59	0.59	0.59	0.56	0.55	0.57	0.57
NPL coverage	267.12	274.52	284.78	289.26	299.75	313.42	298.84	295.80
Risk-weighted assets	69,944	71,968	74,609	79,622	83,185	89,836	93,415	94,348

Spread	2.93	2.93	2.94	3.00	3.10	3.16	3.26	3.44

Spread loans	1.40	1.43	1.45	1.46	1.39	1.29	1.31	1.28
Spread deposits	1.53	1.50	1.49	1.54	1.71	1.87	1.95	2.16

Banesto
Million euros

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	1,235	1,112	123	11.1

Income from companies accounted for by the equity method	(0)	1	(1)	—
Net fees	587	547	39	7.2
Insurance activity	42	29	13	46.8

Commercial revenue	1,863	1,689	175	10.3

Gains (losses) on financial transactions	124	102	22	21.3

Gross operating income	1,987	1,791	196	11.0

Income from non-financial services (net) and other operating income	10	20	(10)	(50.0)
Operating costs	(937)	(899)	(38)	4.2
General administrative expenses	(820)	(797)	(23)	2.9
Personnel	(621)	(591)	(30)	5.1
Other administrative expenses	(199)	(206)	7	(3.4)
Depreciation and amortisation	(116)	(102)	(15)	14.3

Net operating income	1,060	912	149	16.3

Net loan loss provisions	(190)	(151)	(39)	25.7
Other income	22	5	17	355.2

Income before taxes (ordinary)	893	766	127	16.6

Corporate income tax	(285)	(242)	(43)	17.7

Net income from ordinary activity	608	523	84	16.1

Net income from discontinued operations	149	124	26	20.7

Net consolidated income (ordinary)	757	647	110	17.0

Minority interests	172	149	23	15.6

Attributable income to the Group (ordinary)	585	498	87	17.4

Net extraordinary gains and writedowns	674	—	674	—

Attributable income to the Group	1,259	498	760	152.6

			Variation
	31.12.06	31.12.05	Amount	%

Balance sheet
Loans and credits*	61,069	47,851	13,218	27.6
Trading portfolio (w/o loans)	5,191	5,595	(404)	(7.2)
Available-for-sale financial assets	9,339	8,882	456	5.1
Due from credit institutions*	21,113	18,447	2,665	14.4
Intangible assets and property and equipment	999	1,568	(569)	(36.3)
Other assets	5,619	5,864	(245)	(4.2)

Total assets/liabilities & shareholders’ equity	103,330	88,208	15,122	17.1

Customer deposits*	44,264	34,865	9,399	27.0
Marketable debt securities*	23,882	17,860	6,022	33.7
Subordinated debt	1,414	1,620	(206)	(12.7)
Insurance liabilities	1,230	1,832	(603)	(32.9)
Due to credit institutions*	19,947	20,539	(592)	(2.9)
Other liabilities	9,859	8,980	879	9.8
Shareholders’ equity	2,734	2,511	223	8.9

Off-balance-sheet funds	15,602	15,054	548	3.6

Mutual funds	12,988	12,269	719	5.9
Pension funds	1,611	1,513	97	6.4
Managed portfolios	1,004	1,272	(268)	(21.1)

Customer funds under management	86,392	71,231	15,161	21.3

Total managed funds	118,932	103,262	15,671	15.2

(*). - Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	20.61	19.38	1.23 p.
Efficiency ratio	45.27	48.23	(2.96 p.	)
NPL ratio	0.42	0.49	(0.07 p.	)
Coverage ratio	396.13	371.55	24.58 p.
Number of employees (direct & indirect)	10,545	10,577	(32)		(0.3)
Number of branches	1,844	1,703	141		8.3

Banesto
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement

Net interest income	265	274	284	289	296	299	313	327

Income from companies accounted for by the equity method	0	0	(0)	1	0	(0)	0	0
Net fees	135	139	135	138	144	147	144	152
Insurance activity	7	8	7	7	8	11	10	12

Commercial revenue	408	421	425	435	448	457	467	491

Gains (losses) on financial transactions	30	26	23	24	34	33	31	25

Gross operating income	438	446	447	458	483	490	497	517

Income from non-financial services (net) and other operating income	5	4	2	9	4	(13)	13	6
Operating costs	(222)	(225)	(226)	(226)	(230)	(233)	(236)	(238)
General administrative expenses	(197)	(199)	(199)	(202)	(204)	(200)	(206)	(210)
Personnel	(146)	(148)	(147)	(150)	(151)	(156)	(157)	(157)
Other administrative expenses	(52)	(51)	(52)	(52)	(53)	(45)	(48)	(54)
Depreciation and amortisation	(24)	(27)	(26)	(24)	(26)	(33)	(30)	(28)

Net operating income	222	225	223	242	257	245	275	285

Net loan loss provisions	(39)	(35)	(34)	(43)	(44)	(47)	(44)	(54)
Other income	0	4	1	(0)	6	35	(15)	(4)

Income before taxes (ordinary)	183	193	190	199	218	232	216	227

Corporate income tax	(58)	(47)	(67)	(70)	(70)	(67)	(72)	(76)

Net income from ordinary activity	125	146	123	129	148	165	144	151

Net income from discontinued operations	34	24	28	39	46	46	31	27

Net consolidated income (ordinary)	159	170	151	168	194	211	174	178

Minority interests	32	37	25	55	46	57	28	41

Attributable income to the Group (ordinary)	126	133	126	113	148	154	146	137

Net extraordinary gains and writedowns	—	—	—	—	—	—	—	674

Attributable income to the Group	126	133	126	113	148	154	146	811

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06

Balance sheet
Loans and credits*	39,042	43,233	44,950	47,851	49,502	53,838	56,540	61,069
Trading portfolio (w/o loans)	4,795	5,415	4,944	5,595	4,513	4,690	4,247	5,191
Available-for-sale financial assets	8,773	9,217	8,809	8,882	10,788	11,061	11,598	9,339
Due from credit institutions*	15,996	13,301	14,070	18,447	17,670	20,313	19,933	21,113
Intangible assets and property and equipment	1,462	1,499	1,542	1,568	1,565	1,599	1,725	999
Other assets	7,705	5,238	6,086	5,864	5,622	6,263	6,125	5,619

Total assets/liabilities & shareholders’ equity	77,773	77,902	80,403	88,208	89,661	97,764	100,168	103,330

Customer deposits*	28,266	33,996	35,009	34,865	37,076	38,357	41,461	44,264
Marketable debt securities*	14,385	15,162	17,148	17,860	19,385	21,283	23,781	23,882
Subordinated debt	1,570	1,612	1,615	1,620	1,580	1,566	1,590	1,414
Insurance liabilities	1,374	1,363	1,357	1,832	1,769	1,606	1,596	1,230
Due to credit institutions*	18,139	14,750	14,365	20,539	17,449	21,778	18,956	19,947
Other liabilities	11,308	8,495	8,384	8,980	9,382	10,379	9,989	9,859
Shareholders’ equity	2,731	2,523	2,524	2,511	3,019	2,794	2,796	2,734

Off-balance-sheet funds	13,308	13,613	14,285	15,054	15,991	16,434	16,638	15,602

Mutual funds	11,524	11,634	11,860	12,269	12,647	13,039	13,042	12,988
Pension funds	1,342	1,371	1,406	1,513	1,527	1,482	1,522	1,611
Managed portfolios	442	609	1,019	1,272	1,817	1,913	2,075	1,004

Customer funds under management	58,903	65,748	69,415	71,231	75,801	79,246	85,066	86,392

Total managed funds	91,081	91,515	94,688	103,262	105,652	114,197	116,806	118,932

(*). - Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.57	0.54	0.49	0.49	0.46	0.45	0.43	0.42
NPL coverage	336.68	349.50	380.09	371.55	392.62	393.44	399.94	396.13
Risk-weighted assets	44,254	49,491	49,251	49,715	55,413	56,929	58,776	62,845

Spread (Retail Banking)	2.80	2.79	2.75	2.84	2.92	3.00	3.13	3.23

Spread loans	1.50	1.48	1.46	1.43	1.38	1.36	1.30	1.31
Spread deposits	1.30	1.31	1.29	1.41	1.54	1.64	1.83	1.92

Santander Consumer Finance
Million euros

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	1,379	1,179	199	16.9

Income from companies accounted for by the equity method	6	5	1	19.8
Net fees	393	342	51	14.9
Insurance activity	—	—	—	—

Commercial revenue	1,777	1,526	251	16.5

Gains (losses) on financial transactions	48	58	(10)	(17.3)

Gross operating income	1,825	1,584	241	15.2

Income from non-financial services (net) and other operating income	30	38	(8)	(20.1)
Operating costs	(655)	(568)	(86)	15.2
General administrative expenses	(592)	(518)	(74)	14.3
Personnel	(271)	(243)	(28)	11.6
Other administrative expenses	(321)	(275)	(46)	16.7
Depreciation and amortisation	(62)	(50)	(12)	24.2

Net operating income	1,201	1,054	147	14.0

Net loan loss provisions	(397)	(371)	(26)	6.9
Other income	6	(6)	12	—

Income before taxes (ordinary)	810	676	134	19.8

Corporate income tax	(235)	(208)	(27)	12.7

Net income from ordinary activity	575	468	107	22.9

Net income from discontinued operations	—	—	—	—

Net consolidated income (ordinary)	575	468	107	22.9

Minority interests	9	0	9	—

Attributable income to the Group (ordinary)	565	468	98	20.9

Net extraordinary gains and writedowns	—	—	—	—

Attributable income to the Group	565	468	98	20.9

			Variation
	31.12.06	31.12.05	Amount	%

Balance sheet
Loans and credits*	39,461	29,535	9,927	33.6
Trading portfolio (w/o loans)	10	6	4	68.7
Available-for-sale financial assets	48	41	7	18.3
Due from credit institutions*	5,466	5,023	444	8.8
Intangible assets and property and equipment	643	376	266	70.8
Other assets	1,288	1,474	(186)	(12.6)

Total assets/liabilities & shareholders’ equity	46,917	36,454	10,462	28.7

Customer deposits*	13,439	13,598	(159)	(1.2)
Marketable debt securities*	10,427	4,869	5,559	114.2
Subordinated debt	578	87	491	564.9
Insurance liabilities	—	—	—	—
Due to credit institutions*	19,526	15,053	4,473	29.7
Other liabilities	1,342	1,248	93	7.5
Shareholders’ equity	1,604	1,600	4	0.3

Off-balance-sheet funds	383	315	67	21.4

Mutual funds	323	273	50	18.5
Pension funds	60	43	17	40.2
Managed portfolios	—	—	—	—

Customer funds under management	24,827	18,868	5,959	31.6

Total managed funds	47,299	36,770	10,530	28.6

(*). — Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	35.60	44.25	(8.65 p.	)
Efficiency ratio	34.65	34.30	0.35 p.
NPL ratio	2.57	2.40	0.17 p.
Coverage ratio	114.10	125.20	(11.10 p.	)
Number of employees (direct & indirect)	5,401	5,118	283		5.5
Number of branches	282	267	15		5.6

Santander Consumer Finance
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement

Net interest income	267	292	304	316	322	336	353	368

Income from companies accounted for by the equity method	1	1	1	2	1	1	2	2
Net fees	80	92	89	82	94	96	102	100
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	348	385	394	399	417	433	456	470

Gains (losses) on financial transactions	11	8	14	25	12	14	8	15

Gross operating income	359	393	408	424	429	447	464	486

Income from non-financial services (net) and other operating income	10	9	10	9	10	5	7	8
Operating costs	(128)	(139)	(149)	(152)	(156)	(164)	(164)	(170)
General administrative expenses	(116)	(126)	(136)	(141)	(142)	(150)	(149)	(151)
Personnel	(57)	(60)	(63)	(64)	(65)	(67)	(70)	(69)
Other administrative expenses	(59)	(66)	(73)	(77)	(77)	(83)	(80)	(82)
Depreciation and amortisation	(13)	(13)	(13)	(11)	(14)	(14)	(15)	(19)

Net operating income	240	264	269	281	283	287	307	324

Net loan loss provisions	(75)	(91)	(92)	(114)	(94)	(92)	(100)	(111)
Other income	(7)	1	1	(1)	(4)	25	(2)	(13)

Income before taxes (ordinary)	159	174	178	165	184	220	205	199

Corporate income tax	(51)	(52)	(55)	(50)	(57)	(64)	(60)	(54)

Net income from ordinary activity	107	122	123	115	127	157	146	145

Net income from discontinued operations	—	—	—	—	—	—	—	—

Net consolidated income (ordinary)	107	122	123	115	127	157	146	145

Minority interests	0	0	—	0	1	2	3	3

Attributable income to the Group (ordinary)	107	122	123	115	126	155	143	142

Net extraordinary gains and writedowns	—	—	—	—	—	—	—	—

Attributable income to the Group	107	122	123	115	126	155	143	142

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06

Balance sheet
Loans and credits*	24,689	26,770	28,046	29,535	32,457	34,477	35,735	39,461
Trading portfolio (w/o loans)	3	2	1	6	51	3	15	10
Available-for-sale financial assets	53	47	48	41	42	91	42	48
Due from credit institutions*	5,108	6,341	4,468	5,023	5,415	5,011	6,135	5,466
Intangible assets and property and equipment	358	360	355	376	479	619	621	643
Other assets	940	906	1,085	1,474	1,244	1,221	1,303	1,288

Total assets/liabilities & shareholders’ equity	31,151	34,425	34,003	36,454	39,689	41,423	43,851	46,917

Customer deposits*	12,350	13,279	13,280	13,598	13,752	14,197	14,036	13,439
Marketable debt securities*	3,887	4,255	4,221	4,869	6,752	5,961	7,126	10,427
Subordinated debt	156	94	102	87	103	160	577	578
Insurance liabilities	0	0	0	0	0	0	0	0
Due to credit institutions*	12,955	14,502	14,122	15,053	16,308	18,286	19,117	19,526
Other liabilities	728	1,257	1,217	1,248	1,079	1,501	1,463	1,342
Shareholders’ equity	1,075	1,039	1,062	1,600	1,696	1,318	1,531	1,604

Off-balance-sheet funds	255	270	298	315	343	332	358	383

Mutual funds	229	244	263	273	298	287	306	323
Pension funds	26	27	35	43	45	45	52	60
Managed portfolios	0	0	0	0	0	0	0	0

Customer funds under management	16,648	17,898	17,900	18,868	20,949	20,650	22,098	24,827

Total managed funds	31,406	34,696	34,301	36,770	40,032	41,755	44,209	47,299

(*). - Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	2.36	2.18	2.28	2.40	2.41	2.46	2.57	2.57
NPL coverage	127.23	128.63	124.66	125.20	124.43	119.46	113.83	114.10
Risk-weighted assets	24,875	26,890	27,795	28,474	28,405	31,810	31,465	33,713

Spread loans	5.14	5.00	5.08	4.81	4.79	4.58	4.15	3.83

Portugal
Million euros

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	660	641	19	2.9

Income from companies accounted for by the equity method	—	—	—	—
Net fees	366	303	63	20.9
Insurance activity	18	22	(4)	(16.9)

Commercial revenue	1,045	966	78	8.1

Gains (losses) on financial transactions	58	29	29	101.2

Gross operating income	1,103	995	107	10.8

Income from non-financial services (net) and other operating income	(11)	(5)	(5)	91.9
Operating costs	(522)	(491)	(31)	6.2
General administrative expenses	(458)	(433)	(25)	5.7
Personnel	(294)	(278)	(16)	5.6
Other administrative expenses	(164)	(155)	(9)	5.8
Depreciation and amortisation	(64)	(58)	(6)	10.4

Net operating income	570	498	72	14.4

Net loan loss provisions	(41)	(53)	12	(22.7)
Other income	(7)	(19)	11	(61.1)

Income before taxes (ordinary)	522	427	95	22.2

Corporate income tax	(99)	(81)	(18)	21.8

Net income from ordinary activity	424	347	77	22.3

Net income from discontinued operations	—	—	—	—

Net consolidated income (ordinary)	424	347	77	22.3

Minority interests	1	1	0	6.6

Attributable income to the Group (ordinary)	423	345	77	22.4

Net extraordinary gains and writedowns	—	—	—	—

Attributable income to the Group	423	345	77	22.4

			Variation
	31.12.06	31.12.05	Amount	%

Balance sheet
Loans and credits*	28,366	25,861	2,505	9.7 **
Trading portfolio (w/o loans)	820	826	(6)	(0.7)
Available-for-sale financial assets	719	2,482	(1,763)	(71.0)
Due from credit institutions*	9,330	10,023	(693)	(6.9)
Intangible assets and property and equipment	437	447	(11)	(2.4)
Other assets	4,632	3,653	979	26.8

Total assets/liabilities & shareholders’ equity	44,304	43,293	1,012	2.3

Customer deposits*	12,122	12,809	(688)	(5.4)
Marketable debt securities*	8,720	3,294	5,426	164.7
Subordinated debt	370	533	(163)	(30.6)
Insurance liabilities	3,759	2,795	964	34.5
Due to credit institutions*	16,028	20,866	(4,838)	(23.2)
Other liabilities	1,749	1,520	229	15.0
Shareholders’ equity	1,558	1,475	82	5.6

Off-balance-sheet funds	7,863	7,182	682	9.5

Mutual funds	6,040	5,858	181	3.1
Pension funds	1,448	1,011	437	43.2
Managed portfolios	376	312	64	20.4

Customer funds under management	32,833	26,613	6,220	23.4

Total managed funds	52,168	50,475	1,693	3.4

(*). - Includes all stock of concept classified in the balance sheet

(**). - Impacted by reclassification from available-for-sale financial assets. In like-for-like terms: +4%

Ratios (%) and other data
ROE	24.07	20.79	3.28 p.
Efficiency ratio	47.33	49.36	(2.03 p.	)
NPL ratio	0.53	0.78	(0.25 p.	)
Coverage ratio	305.06	243.19	61.87 p.
Number of employees (direct & indirect)	6,114	6,308	(194)		(3.1)
Number of branches	727	693	34		4.9

Portugal
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement

Net interest income	156	170	153	162	163	172	167	158

Income from companies accounted for by the equity method	—	—	—	—	—	—	—	—
Net fees	74	73	83	74	94	96	91	85
Insurance activity	5	7	6	4	5	4	5	4

Commercial revenue	235	250	242	240	262	273	263	247

Gains (losses) on financial transactions	18	4	5	2	13	3	7	34

Gross operating income	253	254	247	242	276	276	270	281

Income from non-financial services (net) and other operating income	(2)	(2)	(2)	2	(3)	(3)	(3)	(2)
Operating costs	(120)	(124)	(123)	(124)	(123)	(126)	(127)	(146)
General administrative expenses	(106)	(109)	(108)	(109)	(108)	(110)	(111)	(129)
Personnel	(70)	(71)	(70)	(67)	(70)	(72)	(72)	(79)
Other administrative expenses	(36)	(38)	(38)	(42)	(37)	(38)	(39)	(50)
Depreciation and amortisation	(14)	(14)	(15)	(15)	(15)	(16)	(16)	(17)

Net operating income	130	128	122	119	150	148	140	133

Net loan loss provisions	(3)	(35)	(13)	(2)	3	(22)	(19)	(3)
Other income	1	(4)	2	(18)	(5)	(2)	10	(10)

Income before taxes (ordinary)	129	89	111	100	148	124	131	119

Corporate income tax	(35)	(9)	(16)	(21)	(34)	(22)	(20)	(23)

Net income from ordinary activity	94	79	95	78	115	102	111	96

Net income from discontinued operations	—	—	—	—	—	—	—	—

Net consolidated income (ordinary)	94	79	95	78	115	102	111	96

Minority interests	0	0	0	0	0	0	0	0

Attributable income to the Group (ordinary)	94	79	95	78	114	102	111	96

Net extraordinary gains and writedowns	—	—	—	—	—	—	—	—

Attributable income to the Group	94	79	95	78	114	102	111	96

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06

Balance sheet
Loans and credits*	23,036	24,037	24,418	25,861	25,505	27,768	27,471	28,366
Trading portfolio (w/o loans)	566	903	977	826	883	1,157	1,083	820
Available-for-sale financial assets	2,465	1,907	2,111	2,482	2,292	837	814	719
Due from credit institutions*	10,172	11,346	9,413	10,023	10,952	11,425	11,065	9,330
Intangible assets and property and equipment	436	440	442	447	439	445	442	437
Other assets	2,975	3,161	3,345	3,653	3,750	4,586	4,493	4,632

Total assets/liabilities & shareholders’ equity	39,650	41,796	40,705	43,293	43,820	46,218	45,368	44,304

Customer deposits*	11,444	13,097	12,583	12,809	11,669	11,839	11,568	12,122
Marketable debt securities*	3,968	3,193	3,163	3,294	3,372	5,825	9,316	8,720
Subordinated debt	311	246	245	533	532	424	420	370
Insurance liabilities	2,108	2,302	2,437	2,795	3,213	3,475	3,670	3,759
Due to credit institutions*	16,922	19,389	18,338	20,866	20,675	20,931	16,335	16,028
Other liabilities	3,003	1,995	2,356	1,520	2,256	2,137	2,404	1,749
Shareholders’ equity	1,894	1,574	1,583	1,475	2,104	1,587	1,656	1,558

Off-balance-sheet funds	6,409	6,541	6,942	7,182	7,310	7,677	7,756	7,863

Mutual funds	5,250	5,371	5,681	5,858	5,922	5,940	6,006	6,040
Pension funds	986	980	986	1,011	1,032	1,373	1,380	1,448
Managed portfolios	174	189	276	312	355	364	370	376

Customer funds under management	24,240	25,378	25,370	26,613	26,096	29,240	32,729	32,833

Total managed funds	46,059	48,336	47,648	50,475	51,130	53,895	53,124	52,168

(*). - Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	1.23	1.03	0.87	0.78	0.71	0.56	0.61	0.53
NPL coverage	182.44	216.93	244.38	243.19	258.04	301.39	289.69	305.06
Risk-weighted assets	22,156	21,569	22,320	22,960	22,891	23,022	22,959	22,057

Spread (Retail Banking)	2.94	2.95	2.92	2.84	2.85	2.84	2.80	2.79

Spread loans	1.86	1.84	1.78	1.72	1.66	1.63	1.56	1.53
Spread deposits	1.08	1.11	1.14	1.12	1.19	1.21	1.24	1.26

United Kingdom (Abbey)
Million euros

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	2,108	2,083	25	1.2

Income from companies accounted for by the equity method	3	2	1	20.4
Net fees	1,026	947	78	8.3
Insurance activity	0	0	(0)	(27.3)

Commercial revenue	3,137	3,033	104	3.4

Gains (losses) on financial transactions	423	345	78	22.5

Gross operating income	3,560	3,378	182	5.4

Income from non-financial services (net) and other operating income	42	36	6	16.5
Operating costs	(1,983)	(2,124)	142	(6.7)
General administrative expenses	(1,877)	(2,007)	130	(6.5)
Personnel	(1,062)	(1,119)	57	(5.1)
Other administrative expenses	(816)	(888)	73	(8.2)
Depreciation and amortisation	(105)	(117)	12	(10.0)

Net operating income	1,620	1,290	329	25.5

Net loan loss provisions	(387)	(318)	(69)	21.6
Other income	(0)	76	(76)	—

Income before taxes (ordinary)	1,232	1,048	184	17.6

Corporate income tax	(343)	(323)	(19)	6.0

Net income from ordinary activity	889	725	165	22.7

Net income from discontinued operations	114	86	27	31.5

Net consolidated income (ordinary)	1,003	811	192	23.7

Minority interests	—	—	—	—

Attributable income to the Group (ordinary)	1,003	811	192	23.7

Net extraordinary gains and writedowns	—	—	—	—

Attributable income to the Group	1,003	811	192	23.7

			Variation
	31.12.06	31.12.05	Amount	%

Balance sheet
Loans and credits*	190,512	171,796	18,716	10.9
Trading portfolio (w/o loans)	61,507	64,014	(2,508)	(3.9)
Available-for-sale financial assets	23	18	5	30.2
Due from credit institutions*	18,185	13,070	5,115	39.1
Intangible assets and property and equipment	5,059	5,197	(138)	(2.7)
Other assets	8,691	47,420	(38,729)	(81.7)

Total assets/liabilities & shareholders’ equity	283,977	301,515	(17,538)	(5.8)

Customer deposits*	115,194	110,776	4,417	4.0
Marketable debt securities*	72,857	62,462	10,395	16.6
Subordinated debt	9,430	11,428	(1,998)	(17.5)
Insurance liabilities	71	36,521	(36,450)	(99.8)
Due to credit institutions*	51,020	40,761	10,259	25.2
Other liabilities	32,076	37,259	(5,183)	(13.9)
Shareholders’ equity	3,328	2,307	1,022	44.3

Off-balance-sheet funds	8,307	5,999	2,308	38.5

Mutual funds	8,307	5,999	2,308	38.5
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds under management	205,860	227,188	(21,328)	(9.4)

Total managed funds	292,284	307,514	(15,230)	(5.0)

(*). - Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	32.79	35.66	(2.87 p.	)
Efficiency ratio	55.10	62.21	(7.11 p.	)
NPL ratio	0.60	0.67	(0.07 p.	)
Coverage ratio	85.88	77.72	8.16
Number of employees (direct & indirect)	17,146	19,084	(1,938)		(10.2)
Number of branches	712	712	—		—

United Kingdom (Abbey)
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement

Net interest income	466	516	540	560	509	524	534	541

Income from companies accounted for by the equity method	1	1	0	1	1	1	1	0
Net fees	214	221	256	256	252	255	260	258
Insurance activity	—	—	0	(0)	—	—	—	0

Commercial revenue	681	738	797	816	763	780	794	799

Gains (losses) on financial transactions	71	123	76	76	109	74	117	123

Gross operating income	752	861	873	893	872	854	912	922

Income from non-financial services (net) and other operating income	18	(1)	8	12	16	14	11	1
Operating costs	(565)	(524)	(513)	(522)	(503)	(483)	(496)	(501)
General administrative expenses	(536)	(496)	(486)	(489)	(476)	(455)	(473)	(473)
Personnel	(288)	(270)	(266)	(294)	(272)	(263)	(264)	(263)
Other administrative expenses	(248)	(227)	(220)	(194)	(204)	(192)	(209)	(210)
Depreciation and amortisation	(29)	(28)	(28)	(33)	(27)	(27)	(23)	(28)

Net operating income	205	336	367	383	384	386	427	423

Net loan loss provisions	(58)	(101)	(86)	(74)	(88)	(115)	(103)	(80)
Other income	19	41	4	12	(1)	(1)	1	(0)

Income before taxes (ordinary)	167	276	285	320	295	270	325	343

Corporate income tax	(54)	(81)	(99)	(89)	(82)	(80)	(97)	(83)

Net income from ordinary activity	112	195	186	231	213	189	227	260

Net income from discontinued operations	34	9	29	15	31	58	24	0

Net consolidated income (ordinary)	146	204	215	246	244	247	252	260

Minority interests	—	—	—	—	—	—	—	—

Attributable income to the Group (ordinary)	146	204	215	246	244	247	252	260

Net extraordinary gains and writedowns	—	—	—	—	—	—	—	—

Attributable income to the Group	146	204	215	246	244	247	252	260

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06

Balance sheet
Loans and credits*	160,433	164,251	174,901	171,796	173,841	182,597	183,818	190,512
Trading portfolio (w/o loans)	50,461	55,216	62,668	64,014	61,735	62,873	59,899	61,507
Available-for-sale financial assets	15	23	22	18	20	20	22	23
Due from credit institutions*	29,953	15,252	20,670	13,070	16,575	12,586	17,987	18,185
Intangible assets and property and equipment	5,220	5,217	3,463	5,197	5,044	4,999	5,039	5,059
Other assets	39,803	41,539	42,459	47,420	42,529	46,303	9,839	8,691

Total assets/liabilities & shareholders’ equity	285,885	281,498	304,184	301,515	299,744	309,378	276,604	283,977

Customer deposits*	103,285	109,379	112,237	110,776	109,039	110,225	114,948	115,194
Marketable debt securities*	53,156	51,076	51,988	62,462	61,049	64,696	69,176	72,857
Subordinated debt	10,824	12,295	12,026	11,428	11,045	10,640	10,458	9,430
Insurance liabilities	34,197	37,071	36,964	36,521	35,912	33,528	71	71
Due to credit institutions*	35,976	30,551	52,565	40,761	43,371	55,599	45,513	51,020
Other liabilities	46,183	38,839	36,160	37,259	36,240	32,057	33,198	32,076
Shareholders’ equity	2,264	2,286	2,244	2,307	3,088	2,633	3,241	3,328

Off-balance-sheet funds	5,785	5,646	6,378	5,999	5,904	6,638	6,276	8,307

Mutual funds	5,785	5,646	6,378	5,999	5,904	6,638	6,276	8,307
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—

Customer funds under management	207,247	215,468	219,592	227,188	222,949	225,727	200,929	205,860

Total managed funds	291,670	287,144	310,562	307,514	305,648	316,016	282,880	292,284

(*). - Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.84	0.80	0.74	0.67	0.64	0.63	0.64	0.60
NPL coverage	71.81	73.73	70.69	77.72	79.32	81.98	84.18	85.88
Risk-weighted assets	92,025	92,903	102,634	101,567	107,817	103,030	98,897	111,683

Spread (Retail Banking)	1.46	1.44	1.46	1.45	1.44	1.47	1.46	1.48

Spread loans	0.71	0.70	0.72	0.72	0.72	0.73	0.70	0.69
Spread deposits	0.75	0.74	0.74	0.73	0.72	0.74	0.76	0.79

United Kingdom (Abbey)
Million pound sterling

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	1,437	1,424	13	0.9

Income from companies accounted for by the equity method	2	2	0	20.1
Net fees	699	648	51	7.9
Insurance activity	0	0	(0)	(27.5)

Commercial revenue	2,139	2,074	65	3.1

Gains (losses) on financial transactions	289	236	52	22.2

Gross operating income	2,427	2,310	117	5.1

Income from non-financial services (net) and other operating income	29	25	4	16.2
Operating costs	(1,352)	(1,452)	101	(6.9)
General administrative expenses	(1,280)	(1,372)	92	(6.7)
Personnel	(724)	(765)	41	(5.4)
Other administrative expenses	(556)	(607)	51	(8.4)
Depreciation and amortisation	(72)	(80)	8	(10.3)

Net operating income	1,104	882	222	25.2

Net loan loss provisions	(264)	(218)	(46)	21.3
Other income	(0)	52	(52)	—

Income before taxes (ordinary)	840	717	123	17.2

Corporate income tax	(234)	(221)	(13)	5.7

Net income from ordinary activity	606	496	111	22.4

Net income from discontinued operations	77	59	18	31.1

Net consolidated income (ordinary)	684	555	129	23.3

Minority interests	—	—	—	—

Attributable income to the Group (ordinary)	684	555	129	23.3

Net extraordinary gains and writedowns	—	—	—	—

Attributable income to the Group	684	555	129	23.3

			Variation
	31.12.06	31.12.05	Amount	%

Balance sheet
Loans and credits*	127,929	117,732	10,197	8.7
Trading portfolio (w/o loans)	41,302	43,869	(2,567)	(5.9)
Available-for-sale financial assets	16	12	3	27.6
Due from credit institutions*	12,211	8,957	3,255	36.3
Intangible assets and property and equipment	3,397	3,562	(165)	(4.6)
Other assets	5,836	32,497	(26,661)	(82.0)

Total assets/liabilities & shareholders’ equity	190,690	206,628	(15,938)	(7.7)

Customer deposits*	77,353	75,915	1,438	1.9
Marketable debt securities*	48,924	42,806	6,118	14.3
Subordinated debt	6,332	7,831	(1,499)	(19.1)
Insurance liabilities	48	25,028	(24,980)	(99.8)
Due to credit institutions*	34,260	27,934	6,326	22.6
Other liabilities	21,539	25,533	(3,994)	(15.6)
Shareholders’ equity	2,235	1,581	654	41.4

Off-balance-sheet funds	5,578	4,111	1,467	35.7

Mutual funds	5,578	4,111	1,467	35.7
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds under management	138,235	155,692	(17,457)	(11.2)

Total managed funds	196,269	210,739	(14,471)	(6.9)

(*). - Includes all stock of concept classified in the balance sheet

United Kingdom (Abbey)
Million pound sterling

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06
Income statement

Net interest income	323	351	369	381	349	360	363	364
Income from companies accounted for by the equity method	0	1	0	0	1	1	0	0
Net fees	148	150	175	174	173	176	177	174
Insurance activity	—	—	0	(0)	—	—	—	0

Commercial revenue	472	501	545	555	523	537	540	538

Gains (losses) on financial transactions	49	84	52	52	75	51	80	83

Gross operating income	521	585	596	607	598	588	620	621

Income from non-financial services (net) and other operating income	13	(1)	5	8	11	10	7	1
Operating costs	(392)	(355)	(351)	(355)	(345)	(332)	(337)	(337)
General administrative expenses	(372)	(336)	(332)	(332)	(327)	(313)	(322)	(318)
Personnel	(200)	(183)	(182)	(200)	(187)	(181)	(179)	(177)
Other administrative expenses	(172)	(154)	(150)	(132)	(140)	(132)	(142)	(141)
Depreciation and amortisation	(20)	(19)	(19)	(22)	(18)	(19)	(16)	(19)

Net operating income	142	229	251	260	264	265	290	285

Net loan loss provisions	(40)	(69)	(58)	(50)	(61)	(79)	(70)	(54)
Other income	13	28	3	8	(0)	(1)	1	(0)

Income before taxes (ordinary)	115	188	195	218	203	185	221	231

Corporate income tax	(38)	(55)	(68)	(61)	(56)	(55)	(66)	(56)

Net income from ordinary activity	78	133	127	157	146	130	155	175

Net income from discontinued operations	24	6	20	10	21	40	16	0

Net consolidated income (ordinary)	101	139	147	167	167	170	171	175

Minority interests	—	—	—	—	—	—	—	—

Attributable income to the Group (ordinary)	101	139	147	167	167	170	171	175

Net extraordinary gains and writedowns	—	—	—	—	—	—	—	—

Attributable income to the Group	101	139	147	167	167	170	171	175

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06
Balance sheet

Loans and credits*	110,458	110,738	119,274	117,732	121,063	126,375	124,573	127,929
Trading portfolio (w/o loans)	34,742	37,226	42,736	43,869	42,992	43,515	40,594	41,302
Available-for-sale financial assets	10	15	15	12	14	14	15	16
Due from credit institutions*	20,622	10,283	14,096	8,957	11,543	8,711	12,190	12,211
Intangible assets and property and equipment	3,594	3,517	2,362	3,562	3,513	3,460	3,415	3,397
Other assets	27,404	28,006	28,955	32,497	29,617	32,046	6,668	5,836

Total assets/liabilities & shareholders’ equity	196,832	189,786	207,438	206,628	208,742	214,121	187,455	190,690

Customer deposits*	71,111	73,743	76,540	75,915	75,935	76,287	77,900	77,353
Marketable debt securities*	36,598	34,435	35,453	42,806	42,514	44,776	46,880	48,924
Subordinated debt	7,452	8,290	8,201	7,831	7,691	7,364	7,087	6,332
Insurance liabilities	23,545	24,994	25,208	25,028	25,009	23,205	48	48
Due to credit institutions*	24,770	20,598	35,847	27,934	30,203	38,480	30,844	34,260
Other liabilities	31,797	26,185	24,660	25,533	25,238	22,186	22,499	21,539
Shareholders’ equity	1,559	1,541	1,530	1,581	2,151	1,823	2,196	2,235

Off-balance-sheet funds	3,983	3,807	4,349	4,111	4,111	4,594	4,253	5,578

Mutual funds	3,983	3,807	4,349	4,111	4,111	4,594	4,253	5,578
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—

Customer funds under management	142,689	145,268	149,751	155,692	155,261	156,226	136,169	138,235

Total managed funds	200,815	193,592	211,788	210,739	212,853	218,714	191,708	196,269

(*).-	Includes all stock of concept classified in the balance sheet

Latin America
Million euros

			Variation
	2006	2005	Amount	%
Income statement

Net interest income	5,281	3,960	1,321	33.4

Income from companies accounted for by the equity method	7	7	0	6.8
Net fees	2,556	2,037	519	25.5
Insurance activity	165	109	55	50.4

Commercial revenue	8,008	6,113	1,896	31.0

Gains (losses) on financial transactions	634	759	(125)	(16.5)

Gross operating income	8,642	6,872	1,771	25.8

Income from non-financial services (net) and other operating income	(120)	(90)	(30)	33.8
Operating costs	(4,135)	(3,694)	(441)	11.9
General administrative expenses	(3,826)	(3,358)	(468)	13.9
Personnel	(2,052)	(1,807)	(245)	13.6
Other administrative expenses	(1,774)	(1,551)	(223)	14.4
Depreciation and amortisation	(309)	(336)	27	(8.0)

Net operating income	4,387	3,088	1,299	42.1

Net loan loss provisions	(859)	(295)	(564)	191.5
Other income	(253)	(357)	105	(29.3)

Income before taxes (ordinary)	3,275	2,436	839	34.5

Corporate income tax	(708)	(454)	(254)	56.0

Net income from ordinary activity	2,566	1,982	585	29.5

Net income from discontinued operations	9	28	(19)	(68.3)

Net consolidated income (ordinary)	2,575	2,010	566	28.1

Minority interests	289	230	58	25.3

Attributable income to the Group (ordinary)	2,287	1,779	507	28.5

Net extraordinary gains and writedowns	—	—	—	—

Attributable income to the Group	2,287	1,779	507	28.5

			Variation
	31.12.06	31.12.05	Amount	%
Balance sheet

Loans and credits*	60,172	52,919	7,253	13.7
Trading portfolio (w/o loans)	27,846	25,844	2,002	7.7
Available-for-sale financial assets	17,943	16,308	1,635	10.0
Due from credit institutions*	20,310	24,436	(4,126)	(16.9)
Intangible assets and property and equipment	1,695	1,392	304	21.8
Other assets	16,842	17,194	(352)	(2.0)

Total assets/liabilities & shareholders’ equity	144,809	138,093	6,715	4.9

Customer deposits*	75,301	65,706	9,596	14.6
Marketable debt securities*	5,258	6,213	(955)	(15.4)
Subordinated debt	2,383	1,130	1,253	110.9
Insurance liabilities	2,086	1,737	349	20.1
Due to credit institutions*	32,403	42,208	(9,805)	(23.2)
Other liabilities	19,529	13,033	6,496	49.8
Shareholders’ equity	7,847	8,066	(219)	(2.7)

Off-balance-sheet funds	54,520	49,705	4,814	9.7

Mutual funds	27,965	22,497	5,469	24.3
Pension funds	18,052	18,695	(643)	(3.4)
Managed portfolios	8,502	8,514	(12)	(0.1)

Customer funds under management	139,549	124,492	15,057	12.1

Total managed funds	199,328	187,799	11,530	6.1

(*).-	Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	26.57	22.62	3.95 p.
Efficiency ratio	46.99	52.82	(5.83 p.	)
NPL ratio	1.38	1.82	(0.44 p.	)
Coverage ratio	167.29	186.50	(19.21 p.	)
Number of employees (direct & indirect)	66,889	61,209	5,680		9.3
Number of branches	4,368	4,100	268		6.5

Latin America
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06
Income statement

Net interest income	846	908	1,025	1,180	1,225	1,290	1,366	1,399

Income from companies accounted for by the equity method	1	2	2	2	2	2	1	2
Net fees	427	477	548	585	634	617	622	682
Insurance activity	22	25	32	30	33	44	38	50

Commercial revenue	1,296	1,413	1,607	1,797	1,894	1,953	2,027	2,134

Gains (losses) on financial transactions	193	270	179	117	196	105	180	153

Gross operating income	1,489	1,683	1,786	1,913	2,091	2,058	2,207	2,286

Income from non-financial services (net) and other operating income	(19)	(21)	(29)	(20)	(25)	(26)	(21)	(48)
Operating costs	(807)	(886)	(951)	(1,051)	(993)	(986)	(1,040)	(1,117)
General administrative expenses	(732)	(809)	(864)	(953)	(917)	(909)	(969)	(1,031)
Personnel	(403)	(439)	(465)	(501)	(499)	(500)	(511)	(543)
Other administrative expenses	(329)	(370)	(399)	(452)	(418)	(409)	(458)	(489)
Depreciation and amortisation	(74)	(77)	(87)	(98)	(75)	(77)	(72)	(86)

Net operating income	663	776	806	842	1,074	1,047	1,145	1,121

Net loan loss provisions	(59)	(32)	(79)	(125)	(184)	(205)	(171)	(299)
Other income	(40)	(45)	(91)	(181)	(6)	(123)	(69)	(55)

Income before taxes (ordinary)	564	699	636	537	883	719	905	768

Corporate income tax	(100)	(161)	(131)	(61)	(196)	(118)	(189)	(205)

Net income from ordinary activity	464	538	505	475	687	601	716	563

Net income from discontinued operations	11	5	7	5	7	1	0	0

Net consolidated income (ordinary)	474	543	512	480	694	602	717	563

Minority interests	55	60	58	57	76	73	64	75

Attributable income to the Group (ordinary)	420	483	454	423	618	529	652	487

Net extraordinary gains and writedowns	—	—	—	—	—	—	—	—

Attributable income to the Group	420	483	454	423	618	529	652	487

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06
Balance sheet
Loans and credits*	38,406	44,739	48,221	52,919	53,530	53,256	56,398	60,172
Trading portfolio (w/o loans)	17,074	19,931	22,820	25,844	25,209	24,682	24,641	27,846
Available-for-sale financial assets	14,526	15,664	16,932	16,308	16,087	16,523	17,064	17,943
Due from credit institutions*	21,503	23,031	27,977	24,436	27,421	24,787	22,207	20,310
Intangible assets and property and equipment	1,168	1,329	1,373	1,392	1,364	1,280	1,517	1,695
Other assets	11,530	13,372	14,405	17,194	18,844	15,196	16,541	16,842

Total assets/liabilities & shareholders’ equity	104,207	118,067	131,727	138,093	142,455	135,725	138,368	144,809

Customer deposits*	50,237	59,831	63,465	65,706	66,929	65,681	72,550	75,301
Marketable debt securities*	5,583	4,391	5,338	6,213	6,337	6,264	5,895	5,258
Subordinated debt	775	840	1,268	1,130	1,077	1,565	1,906	2,383
Insurance liabilities	1,158	1,412	1,594	1,737	1,837	1,825	1,932	2,086
Due to credit institutions*	28,968	30,516	37,514	42,208	42,047	37,397	30,106	32,403
Other liabilities	9,852	12,505	14,296	13,033	14,751	14,778	17,626	19,529
Shareholders’ equity	7,635	8,572	8,253	8,066	9,479	8,215	8,353	7,847

Off-balance-sheet funds	36,713	42,062	48,491	49,705	53,014	50,837	52,989	54,520

Mutual funds	16,765	20,237	21,878	22,497	24,885	24,363	26,567	27,965
Pension funds	14,294	16,205	18,096	18,695	19,110	17,449	16,861	18,052
Managed portfolios	5,654	5,620	8,517	8,514	9,018	9,025	9,560	8,502

Customer funds under management	94,466	108,537	120,156	124,492	129,193	126,173	135,272	139,549

Total managed funds	140,920	160,129	180,219	187,799	195,469	186,563	191,357	199,328

(*).-	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	2.64	2.09	1.90	1.82	1.71	1.77	1.65	1.38
NPL coverage	160.86	182.04	185.01	186.50	183.37	167.53	166.55	167.29
Risk-weighted assets	47,086	56,025	56,109	62,972	66,242	63,784	67,579	73,707

Latin America
Million dollars

			Variation
	2006	2005	Amount	%
Income statement

Net interest income	6,619	4,924	1,695	34.4

Income from companies accounted for by the equity method	9	8	1	7.7
Net fees	3,204	2,533	671	26.5
Insurance activity	206	136	70	51.6

Commercial revenue	10,039	7,601	2,437	32.1

Gains (losses) on financial transactions	795	944	(149)	(15.8)

Gross operating income	10,833	8,545	2,288	26.8

Income from non-financial services (net) and other operating income	(151)	(112)	(39)	34.9
Operating costs	(5,184)	(4,594)	(590)	12.8
General administrative expenses	(4,796)	(4,176)	(620)	14.9
Personnel	(2,573)	(2,247)	(325)	14.5
Other administrative expenses	(2,223)	(1,928)	(295)	15.3
Depreciation and amortisation	(388)	(418)	30	(7.3)

Net operating income	5,499	3,840	1,659	43.2

Net loan loss provisions	(1,077)	(367)	(710)	193.8
Other income	(317)	(444)	127	(28.7)

Income before taxes (ordinary)	4,105	3,029	1,076	35.5

Corporate income tax	(888)	(565)	(323)	57.3

Net income from ordinary activity	3,217	2,464	753	30.5

Net income from discontinued operations	11	35	(24)	(68.1)

Net consolidated income (ordinary)	3,228	2,499	729	29.2

Minority interests	362	287	75	26.3

Attributable income to the Group (ordinary)	2,866	2,213	654	29.5

Net extraordinary gains and writedowns	—	—	—	—

Attributable income to the Group	2,866	2,213	654	29.5

			Variation
	31.12.06	31.12.05	Amount	%
Balance sheet
Loans and credits*	79,247	62,429	16,818	26.9
Trading portfolio (w/o loans)	36,673	30,488	6,185	20.3
Available-for-sale financial assets	23,631	19,239	4,392	22.8
Due from credit institutions*	26,749	28,827	(2,078)	(7.2)
Intangible assets and property and equipment	2,233	1,642	591	36.0
Other assets	22,181	20,284	1,897	9.4

Total assets/liabilities & shareholders’ equity	190,713	162,909	27,804	17.1

Customer deposits*	99,172	77,513	21,659	27.9
Marketable debt securities*	6,925	7,330	(405)	(5.5)
Subordinated debt	3,139	1,333	1,806	135.5
Insurance liabilities	2,747	2,049	698	34.0
Due to credit institutions*	42,675	49,793	(7,118)	(14.3)
Other liabilities	25,720	15,375	10,345	67.3
Shareholders’ equity	10,334	9,515	819	8.6

Off-balance-sheet funds	71,802	58,637	13,165	22.5

Mutual funds	36,830	26,539	10,291	38.8
Pension funds	23,774	22,054	1,720	7.8
Managed portfolios	11,198	10,044	1,154	11.5

Customer funds under management	183,786	146,863	36,923	25.1

Total managed funds	262,515	221,546	40,969	18.5

(*).-	Includes all stock of concept classified in the balance sheet

Latin America
Million dollars

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06	Q2 '06	Q3 '06	Q4 '06
Income statement

Net interest income	1,109	1,145	1,253	1,417	1,472	1,617	1,735	1,794

Income from companies accounted for by the equity method	2	3	2	2	3	3	1	2
Net fees	560	602	670	701	762	775	792	875
Insurance activity	29	32	40	35	40	55	48	64

Commercial revenue	1,700	1,781	1,965	2,155	2,277	2,450	2,577	2,735

Gains (losses) on financial transactions	253	342	215	134	236	134	228	196

Gross operating income	1,953	2,123	2,180	2,289	2,513	2,583	2,805	2,932

Income from non-financial services (net) and other operating income	(25)	(26)	(36)	(24)	(29)	(33)	(27)	(61)
Operating costs	(1,058)	(1,117)	(1,161)	(1,258)	(1,193)	(1,237)	(1,323)	(1,431)
General administrative expenses	(960)	(1,020)	(1,054)	(1,141)	(1,102)	(1,141)	(1,231)	(1,322)
Personnel	(528)	(553)	(567)	(599)	(600)	(627)	(650)	(696)
Other administrative expenses	(432)	(467)	(487)	(542)	(503)	(514)	(581)	(626)
Depreciation and amortisation	(98)	(97)	(107)	(117)	(91)	(96)	(91)	(110)

Net operating income	870	980	984	1,006	1,290	1,314	1,455	1,439

Net loan loss provisions	(77)	(40)	(97)	(153)	(222)	(256)	(219)	(381)
Other income	(53)	(57)	(113)	(221)	(7)	(151)	(88)	(70)

Income before taxes (ordinary)	740	884	773	633	1,061	907	1,149	988

Corporate income tax	(132)	(205)	(160)	(69)	(236)	(151)	(239)	(262)

Net income from ordinary activity	608	679	614	564	825	756	910	726

Net income from discontinued operations	14	7	9	6	9	2	0	0

Net consolidated income (ordinary)	622	686	623	569	834	758	910	726

Minority interests	72	76	71	68	91	92	82	97

Attributable income to the Group (ordinary)	551	610	552	501	743	666	828	629

Net extraordinary gains and writedowns	—	—	—	—	—	—	—	—

Attributable income to the Group	551	610	552	501	743	666	828	629

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06
Balance sheet
Loans and credits*	49,790	54,099	58,067	62,429	64,792	67,705	71,399	79,247
Trading portfolio (w/o loans)	22,134	24,101	27,480	30,488	30,513	31,378	31,196	36,673
Available-for-sale financial assets	18,832	18,941	20,390	19,239	19,472	21,006	21,603	23,631
Due from credit institutions*	27,877	27,849	33,690	28,827	33,190	31,512	28,115	26,749
Intangible assets and property and equipment	1,514	1,608	1,653	1,642	1,651	1,627	1,921	2,233
Other assets	14,947	16,169	17,347	20,284	22,809	19,319	20,941	22,181

Total assets/liabilities & shareholders’ equity	135,094	142,766	158,626	162,909	172,428	172,548	175,175	190,713

Customer deposits*	65,127	72,348	76,424	77,513	81,010	83,501	91,849	99,172
Marketable debt securities*	7,238	5,309	6,428	7,330	7,671	7,964	7,462	6,925
Subordinated debt	1,005	1,016	1,527	1,333	1,303	1,989	2,414	3,139
Insurance liabilities	1,501	1,708	1,920	2,049	2,223	2,321	2,446	2,747
Due to credit institutions*	37,554	36,900	45,175	49,793	50,893	47,543	38,114	42,675
Other liabilities	12,771	15,121	17,215	15,375	17,854	18,787	22,315	25,720
Shareholders’ equity	9,897	10,365	9,938	9,515	11,473	10,443	10,575	10,334

Off-balance-sheet funds	47,595	50,862	58,393	58,637	64,168	64,630	67,084	71,802

Mutual funds	21,734	24,471	26,346	26,539	30,121	30,973	33,634	36,830
Pension funds	18,531	19,595	21,791	22,054	23,131	22,183	21,346	23,774
Managed portfolios	7,330	6,796	10,256	10,044	10,916	11,474	12,103	11,198

Customer funds under management	122,466	131,243	144,692	146,863	156,375	160,404	171,254	183,786

Total managed funds	182,689	193,628	217,019	221,546	236,595	237,177	242,258	262,515

(*).-	Includes all stock of concept classified in the balance sheet

Latin America. Results
Million euros

	Gross operating income		Net operating income		Attributable income to the Group
	2006	Var. (%)	2006	Var. (%)	2006	Var. (%)
Brazil	3,359	24.6	1,727	40.9	751	27.2
Mexico	2,114	34.5	1,097	67.2	528	40.3
Chile	1,397	26.9	805	35.0	489	44.8
Puerto Rico	311	17.1	104	12.9	26	(46.2)
Venezuela	481	17.7	241	29.7	146	10.1
Colombia	106	(8.3)	25	(44.2)	24	(39.1)
Argentina	512	33.5	248	57.7	148	89.2
Rest	91	(14.1)	(20)	—	35	(41.5)

Subtotal	8,373	25.9	4,227	42.7	2,147	29.1

Santander Private Banking	270	21.8	160	26.9	139	20.5

Total	8,642	25.8	4,387	42.1	2,287	28.5

Latin America. Results
Million dollars

	Gross operating income		Net operating income		Attributable income to the Group
	2006	Var. (%)	2006	Var. (%)	2006	Var. (%)
Brazil	4,211	25.6	2,164	42.0	941	28.2
Mexico	2,650	35.5	1,376	68.6	662	41.4
Chile	1,751	28.0	1,009	36.1	613	46.0
Puerto Rico	390	18.1	131	13.8	33	(45.7)
Venezuela	603	18.6	302	30.7	183	11.0
Colombia	133	(7.6)	31	(43.8)	31	(38.7)
Argentina	642	34.5	311	59.0	185	90.7
Rest	114	(13.4)	(25)	—	44	(41.0)

Subtotal	10,495	26.9	5,299	43.9	2,692	30.1

Santander Private Banking	338	22.8	200	28.0	175	21.5

Total	10,833	26.8	5,499	43.2	2,866	29.5

Brazil
Million euros

			Variation
	2006	2005	Amount	%
Income statement

Net interest income	1,861	1,381	480	34.8

Income from companies accounted for by the equity method	1	1	(0)	(3.1)
Net fees	1,002	717	285	39.8
Insurance activity	57	43	14	33.6

Commercial revenue	2,922	2,142	780	36.4

Gains (losses) on financial transactions	438	555	(117)	(21.1)

Gross operating income	3,359	2,697	662	24.6

Income from non-financial services (net) and other operating income	(6)	1	(7)	—
Operating costs	(1,626)	(1,472)	(154)	10.5
General administrative expenses	(1,511)	(1,314)	(197)	15.0
Personnel	(785)	(703)	(82)	11.7
Other administrative expenses	(726)	(611)	(115)	18.8
Depreciation and amortisation	(115)	(158)	43	(27.1)

Net operating income	1,727	1,226	501	40.9

Net loan loss provisions	(440)	(165)	(275)	166.3
Other income	(213)	(198)	(15)	7.3

Income before taxes (ordinary)	1,074	862	212	24.6

Corporate income tax	(313)	(260)	(53)	20.4

Net income from ordinary activity	762	603	159	26.4

Net income from discontinued operations	—	—	—	—

Net consolidated income (ordinary)	762	603	159	26.4

Minority interests	11	12	(1)	(12.3)

Attributable income to the Group (ordinary)	751	591	160	27.2

Net extraordinary gains and writedowns	—	—	—	—

Attributable income to the Group	751	591	160	27.2

			Variation
	31.12.06	31.12.05	Amount	%
Balance sheet
Loans and credits*	13,990	10,667	3,323	31.1
Trading portfolio (w/o loans)	8,933	5,048	3,886	77.0
Available-for-sale financial assets	6,356	5,942	414	7.0
Due from credit institutions*	2,619	6,932	(4,313)	(62.2)
Intangible assets and property and equipment	650	364	286	78.4
Other assets	7,273	8,560	(1,287)	(15.0)

Total assets/liabilities & shareholders’ equity	39,821	37,513	2,308	6.2

Customer deposits*	17,282	11,041	6,241	56.5
Marketable debt securities*	817	688	128	18.7
Subordinated debt	1,430	420	1,010	240.8
Insurance liabilities	1,407	1,124	284	25.2
Due to credit institutions*	8,542	16,036	(7,494)	(46.7)
Other liabilities	7,915	6,062	1,853	30.6
Shareholders’ equity	2,428	2,142	286	13.4

Off-balance-sheet funds	14,674	11,728	2,946	25.1

Mutual funds	13,988	11,151	2,838	25.5
Pension funds	—	—	—	—
Managed portfolios	686	577	108	18.8

Customer funds under management	35,610	25,001	10,609	42.4

Total managed funds	54,496	49,241	5,254	10.7

(*).-	Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	28.42	23.07	5.35 p.
Efficiency ratio	46.42	52.48	(6.06 p.	)
NPL ratio	2.38	2.88	(0.50 p.	)
Coverage ratio	102.78	138.52	(35.74 p.	)
Number of employees (direct & indirect)	21,681	20,600	1,081		5.2
Number of branches	2,026	1,897	129		6.8

Brazil
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06
Income statement

Net interest income	284	292	359	445	467	450	453	491

Income from companies accounted for by the equity method	0	0	0	1	1	0	(0)	0
Net fees	139	164	199	214	239	232	238	292
Insurance activity	10	5	13	15	8	16	14	19

Commercial revenue	433	462	571	676	715	699	705	802

Gains (losses) on financial transactions	95	230	121	109	89	88	161	100

Gross operating income	528	691	693	785	804	788	865	902

Income from non-financial services (net) and other operating income	2	(1)	(2)	2	3	5	7	(22)
Operating costs	(319)	(348)	(383)	(422)	(398)	(396)	(413)	(419)
General administrative expenses	(283)	(314)	(340)	(376)	(369)	(369)	(386)	(387)
Personnel	(156)	(164)	(185)	(197)	(197)	(195)	(195)	(199)
Other administrative expenses	(127)	(150)	(155)	(179)	(173)	(174)	(192)	(188)
Depreciation and amortisation	(35)	(34)	(42)	(46)	(29)	(27)	(27)	(33)

Net operating income	211	342	308	364	409	397	460	461

Net loan loss provisions	(33)	(21)	(39)	(72)	(102)	(117)	(78)	(142)
Other income	16	(23)	(41)	(150)	(0)	(69)	(54)	(90)

Income before taxes (ordinary)	194	299	228	142	307	211	327	229

Corporate income tax	(56)	(112)	(74)	(17)	(106)	(52)	(80)	(75)

Net income from ordinary activity	138	186	154	125	201	160	247	154

Net income from discontinued operations	—	—	—	—	—	—	—	—

Net consolidated income (ordinary)	138	186	154	125	201	160	247	154

Minority interests	3	4	3	2	3	2	3	2

Attributable income to the Group (ordinary)	135	182	151	123	198	157	244	152

Net extraordinary gains and writedowns	—	—	—	—	—	—	—	—

Attributable income to the Group	135	182	151	123	198	157	244	152

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06
Balance sheet
Loans and credits*	6,273	8,356	9,559	10,667	11,211	11,222	11,943	13,990
Trading portfolio (w/o loans)	3,206	3,184	3,335	5,048	8,375	5,756	5,999	8,933
Available-for-sale financial assets	5,275	5,752	5,971	5,942	6,307	5,851	5,131	6,356
Due from credit institutions*	5,572	7,203	10,691	6,932	8,005	7,663	4,223	2,619
Intangible assets and property and equipment	354	433	462	364	379	376	565	650
Other assets	4,463	5,141	5,983	8,560	9,318	6,876	7,276	7,273

Total assets/liabilities & shareholders’ equity	25,143	30,070	36,002	37,513	43,595	37,744	35,137	39,821

Customer deposits*	7,155	9,427	10,441	11,041	11,554	11,244	15,862	17,282
Marketable debt securities*	499	550	438	688	939	1,058	861	817
Subordinated debt	—	—	408	420	404	936	1,118	1,430
Insurance liabilities	684	884	1,010	1,124	1,209	1,207	1,275	1,407
Due to credit institutions*	9,827	10,120	14,052	16,036	19,648	13,769	6,314	8,542
Other liabilities	4,622	6,274	7,015	6,062	6,911	6,943	7,165	7,915
Shareholders’ equity	2,356	2,815	2,637	2,142	2,930	2,588	2,543	2,428

Off-balance-sheet funds	8,083	10,411	11,381	11,728	13,070	13,376	14,087	14,674

Mutual funds	7,681	9,912	10,815	11,151	12,456	12,759	13,453	13,988
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	403	499	565	577	614	617	635	686

Customer funds under management	16,421	21,272	23,678	25,001	27,177	27,820	33,203	35,610

Total managed funds	33,226	40,481	47,382	49,241	56,665	51,120	49,225	54,496

(*).-	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	2.70	2.89	2.92	2.88	2.76	3.06	2.82	2.38
NPL coverage	188.11	164.62	147.80	138.52	126.24	109.28	106.61	102.78
Risk-weighted assets	10,025	14,186	13,606	14,979	16,811	15,303	16,082	18,200

Spread (Retail Banking)	17.49	17.06	17.83	18.33	20.17	19.84	18.58	17.41

Spread loans	14.68	14.15	15.12	15.87	17.71	17.78	16.70	15.77
Spread deposits	2.81	2.91	2.71	2.46	2.46	2.06	1.88	1.64

Brazil
Million dollars

			Variation
	2006	2005	Amount	%
Income statement

Net interest income	2,333	1,717	616	35.9

Income from companies accounted for by the equity method	2	2	(0)	(2.3)
Net fees	1,256	891	364	40.9
Insurance activity	72	53	19	34.7

Commercial revenue	3,662	2,664	999	37.5

Gains (losses) on financial transactions	549	690	(142)	(20.5)

Gross operating income	4,211	3,354	857	25.6

Income from non-financial services (net) and other operating income	(8)	1	(9)	—
Operating costs	(2,038)	(1,831)	(208)	11.3
General administrative expenses	(1,894)	(1,634)	(260)	15.9
Personnel	(984)	(874)	(110)	12.6
Other administrative expenses	(910)	(760)	(150)	19.7
Depreciation and amortisation	(144)	(196)	52	(26.5)

Net operating income	2,164	1,524	640	42.0

Net loan loss provisions	(551)	(205)	(346)	168.4
Other income	(266)	(246)	(20)	8.2

Income before taxes (ordinary)	1,347	1,072	274	25.6

Corporate income tax	(392)	(323)	(69)	21.4

Net income from ordinary activity	955	749	205	27.4

Net income from discontinued operations	—	—	—	—

Net consolidated income (ordinary)	955	749	205	27.4

Minority interests	13	15	(2)	(11.6)

Attributable income to the Group (ordinary)	941	734	207	28.2

Net extraordinary gains and writedowns	—	—	—	—

Attributable income to the Group	941	734	207	28.2

			Variation
	31.12.06	31.12.05	Amount	%
Balance sheet
Loans and credits*	18,425	12,584	5,840	46.4
Trading portfolio (w/o loans)	11,765	5,955	5,810	97.6
Available-for-sale financial assets	8,370	7,010	1,361	19.4
Due from credit institutions*	3,450	8,178	(4,728)	(57.8)
Intangible assets and property and equipment	856	430	426	99.2
Other assets	9,579	10,099	(519)	(5.1)

Total assets/liabilities & shareholders’ equity	52,445	44,255	8,190	18.5

Customer deposits*	22,760	13,026	9,735	74.7
Marketable debt securities*	1,076	812	264	32.5
Subordinated debt	1,883	495	1,388	280.4
Insurance liabilities	1,853	1,326	528	39.8
Due to credit institutions*	11,250	18,918	(7,668)	(40.5)
Other liabilities	10,424	7,152	3,272	45.8
Shareholders’ equity	3,198	2,527	671	26.6

Off-balance-sheet funds	19,326	13,835	5,491	39.7

Mutual funds	18,423	13,154	5,268	40.1
Pension funds	—	—	—	—
Managed portfolios	903	681	222	32.6

Customer funds under management	46,899	29,494	17,405	59.0

Total managed funds	71,771	58,090	13,681	23.6

(*).-	Includes all stock of concept classified in the balance sheet

Brazil
Million dollars

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06
Income statement

Net interest income	373	368	440	537	562	566	576	629

Income from companies accounted for by the equity method	0	1	0	1	1	1	(0)	0
Net fees	183	207	244	258	287	292	303	374
Insurance activity	13	6	16	18	10	20	17	24

Commercial revenue	568	582	700	813	860	878	897	1,028

Gains (losses) on financial transactions	124	292	146	128	107	111	202	128

Gross operating income	692	874	846	941	967	989	1,099	1,156

Income from non-financial services (net) and other operating income	2	(1)	(2)	2	4	6	9	(27)
Operating costs	(418)	(439)	(467)	(506)	(478)	(497)	(525)	(538)
General administrative expenses	(371)	(396)	(416)	(451)	(444)	(462)	(491)	(496)
Personnel	(205)	(206)	(226)	(236)	(236)	(244)	(248)	(256)
Other administrative expenses	(167)	(190)	(189)	(215)	(208)	(218)	(244)	(241)
Depreciation and amortisation	(47)	(43)	(52)	(55)	(34)	(34)	(34)	(42)

Net operating income	276	434	376	437	492	498	583	591

Net loan loss provisions	(43)	(26)	(48)	(88)	(123)	(147)	(100)	(182)
Other income	21	(29)	(52)	(186)	(0)	(84)	(69)	(114)

Income before taxes (ordinary)	254	379	276	164	369	267	414	296

Corporate income tax	(74)	(143)	(89)	(17)	(127)	(66)	(102)	(97)

Net income from ordinary activity	180	236	187	147	242	201	313	199

Net income from discontinued operations	—	—	—	—	—	—	—	—

Net consolidated income (ordinary)	180	236	187	147	242	201	313	199

Minority interests	4	5	4	3	4	3	4	3

Attributable income to the Group (ordinary)	177	231	183	144	238	198	309	196

Net extraordinary gains and writedowns	—	—	—	—	—	—	—	—

Attributable income to the Group	177	231	183	144	238	198	309	196

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06
Balance sheet
Loans and credits*	8,132	10,104	11,511	12,584	13,570	14,266	15,119	18,425
Trading portfolio (w/o loans)	4,156	3,851	4,016	5,955	10,137	7,318	7,594	11,765
Available-for-sale financial assets	6,839	6,956	7,191	7,010	7,634	7,438	6,496	8,370
Due from credit institutions*	7,224	8,710	12,874	8,178	9,690	9,742	5,346	3,450
Intangible assets and property and equipment	459	524	557	430	458	478	716	856
Other assets	5,785	6,217	7,205	10,099	11,278	8,742	9,212	9,579

Total assets/liabilities & shareholders’ equity	32,595	36,361	43,353	44,255	52,768	47,984	44,484	52,445

Customer deposits*	9,276	11,399	12,573	13,026	13,985	14,294	20,081	22,760
Marketable debt securities*	647	666	527	812	1,137	1,345	1,091	1,076
Subordinated debt	—	—	491	495	489	1,190	1,415	1,883
Insurance liabilities	887	1,069	1,217	1,326	1,463	1,534	1,614	1,853
Due to credit institutions*	12,739	12,237	16,922	18,918	23,782	17,504	7,993	11,250
Other liabilities	5,992	7,586	8,448	7,152	8,365	8,826	9,071	10,424
Shareholders’ equity	3,054	3,404	3,175	2,527	3,547	3,291	3,219	3,198

Off-balance-sheet funds	10,479	12,589	13,704	13,835	15,820	17,005	17,835	19,326

Mutual funds	9,957	11,986	13,024	13,154	15,077	16,220	17,031	18,423
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	522	603	681	681	743	784	803	903

Customer funds under management	21,289	25,722	28,513	29,494	32,895	35,368	42,035	46,899

Total managed funds	43,074	48,949	57,058	58,090	68,588	64,989	62,319	71,771

(*).-	Includes all stock of concept classified in the balance sheet

Brazil
Million brazilian real

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	5,076	4,152	924	22.2

Income from companies accounted for by the equity method	4	4	(1)	(12.1)
Net fees	2,732	2,155	577	26.8
Insurance activity	156	129	27	21.2

Commercial revenue	7,968	6,441	1,527	23.7

Gains (losses) on financial transactions	1,194	1,669	(475)	(28.5)

Gross operating income	9,162	8,110	1,052	13.0

Income from non-financial services (net) and other operating income	(17)	2	(19)	—
Operating costs	(4,435)	(4,427)	(8)	0.2
General administrative expenses	(4,121)	(3,952)	(169)	4.3
Personnel	(2,140)	(2,113)	(27)	1.3
Other administrative expenses	(1,981)	(1,839)	(142)	7.7
Depreciation and amortisation	(314)	(475)	161	(33.8)

Net operating income	4,709	3,685	1,024	27.8

Net loan loss provisions	(1,200)	(497)	(703)	141.5
Other income	(580)	(595)	16	(2.6)

Income before taxes (ordinary)	2,930	2,593	337	13.0

Corporate income tax	(853)	(781)	(72)	9.2

Net income from ordinary activity	2,077	1,812	265	14.6

Net income from discontinued operations	—	—	—	—

Net consolidated income (ordinary)	2,077	1,812	265	14.6

Minority interests	29	36	(7)	(20.4)

Attributable income to the Group (ordinary)	2,048	1,776	272	15.3

Net extraordinary gains and writedowns	—	—	—	—

Attributable income to the Group	2,048	1,776	272	15.3

			Variation
	31.12.06	31.12.05	Amount	%

Balance sheet
Loans and credits*	39,337	29,278	10,059	34.4
Trading portfolio (w/o loans)	25,118	13,853	11,265	81.3
Available-for-sale financial assets	17,871	16,308	1,563	9.6
Due from credit institutions*	7,365	19,026	(11,661)	(61.3)
Intangible assets and property and equipment	1,827	999	827	82.8
Other assets	20,452	23,494	(3,043)	(13.0)

Total assets/liabilities & shareholders’ equity	111,969	102,958	9,011	8.8

Customer deposits*	48,593	30,304	18,289	60.4
Marketable debt securities*	2,297	1,889	407	21.6
Subordinated debt	4,021	1,152	2,869	249.1
Insurance liabilities	3,957	3,084	873	28.3
Due to credit institutions*	24,019	44,012	(19,993)	(45.4)
Other liabilities	22,255	16,638	5,617	33.8
Shareholders’ equity	6,827	5,878	949	16.1

Off-balance-sheet funds	41,261	32,188	9,073	28.2

Mutual funds	39,332	30,603	8,729	28.5
Pension funds	—	—	—	—
Managed portfolios	1,928	1,585	344	21.7

Customer funds under management	100,129	68,618	31,511	45.9

Total managed funds	153,230	135,146	18,084	13.4

(*).- Includes all stock of concept classified in the balance sheet

Brazil
Million brazilian real

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement

Net interest income	993	905	1,029	1,225	1,231	1,237	1,251	1,357

Income from companies accounted for by the equity method	0	2	1	2	2	1	(0)	1
Net fees	487	512	573	583	630	638	658	807
Insurance activity	33	15	38	42	22	44	38	53

Commercial revenue	1,513	1,434	1,642	1,852	1,885	1,920	1,946	2,217

Gains (losses) on financial transactions	331	737	327	274	234	243	440	276

Gross operating income	1,844	2,171	1,969	2,126	2,119	2,163	2,387	2,493

Income from non-financial services (net) and other operating income	6	(2)	(6)	5	8	13	21	(60)
Operating costs	(1,113)	(1,083)	(1,088)	(1,142)	(1,049)	(1,086)	(1,140)	(1,160)
General administrative expenses	(990)	(978)	(967)	(1,017)	(974)	(1,011)	(1,066)	(1,070)
Personnel	(546)	(508)	(528)	(532)	(518)	(534)	(537)	(551)
Other administrative expenses	(444)	(470)	(440)	(485)	(456)	(477)	(529)	(519)
Depreciation and amortisation	(124)	(106)	(121)	(124)	(75)	(75)	(74)	(90)

Net operating income	736	1,085	875	989	1,079	1,090	1,267	1,274

Net loan loss provisions	(115)	(63)	(114)	(205)	(269)	(321)	(217)	(392)
Other income	56	(78)	(129)	(445)	(0)	(185)	(149)	(246)

Income before taxes (ordinary)	677	945	632	339	810	585	900	636

Corporate income tax	(196)	(358)	(203)	(22)	(279)	(144)	(221)	(208)

Net income from ordinary activity	481	586	428	317	531	440	679	427

Net income from discontinued operations	—	—	—	—	—	—	—	—

Net consolidated income (ordinary)	481	586	428	317	531	440	679	427

Minority interests	9	12	9	6	9	6	8	6

Attributable income to the Group (ordinary)	471	574	420	311	522	434	671	421

Net extraordinary gains and writedowns	—	—	—	—	—	—	—	—

Attributable income to the Group	471	574	420	311	522	434	671	421

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06

Balance sheet
Loans and credits*	21,761	23,690	25,550	29,278	29,664	30,858	32,862	39,337
Trading portfolio (w/o loans)	11,122	9,028	8,914	13,853	22,161	15,828	16,506	25,118
Available-for-sale financial assets	18,301	16,308	15,960	16,308	16,688	16,089	14,120	17,871
Due from credit institutions*	19,330	20,421	28,573	19,026	21,182	21,071	11,620	7,365
Intangible assets and property and equipment	1,228	1,227	1,236	999	1,002	1,034	1,556	1,827
Other assets	15,481	14,576	15,991	23,494	24,654	18,908	20,022	20,452

Total assets/liabilities & shareholders’ equity	87,224	85,251	96,223	102,958	115,350	103,789	96,686	111,969

Customer deposits*	24,822	26,726	27,907	30,304	30,571	30,919	43,646	48,593
Marketable debt securities*	1,732	1,560	1,170	1,889	2,486	2,909	2,370	2,297
Subordinated debt	—	—	1,090	1,152	1,070	2,573	3,075	4,021
Insurance liabilities	2,372	2,506	2,701	3,084	3,198	3,318	3,509	3,957
Due to credit institutions*	34,090	28,691	37,558	44,012	51,987	37,862	17,373	24,019
Other liabilities	16,034	17,786	18,750	16,638	18,285	19,091	19,715	22,255
Shareholders’ equity	8,173	7,982	7,048	5,878	7,754	7,118	6,998	6,827

Off-balance-sheet funds	28,042	29,515	30,417	32,188	34,582	36,781	38,764	41,261

Mutual funds	26,646	28,101	28,907	30,603	32,957	35,084	37,018	39,332
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	1,397	1,414	1,511	1,585	1,625	1,697	1,746	1,928

Customer funds under management	56,969	60,307	63,284	68,618	71,907	76,500	91,364	100,129

Total managed funds	115,266	114,766	126,640	135,146	149,933	140,570	135,449	153,230

(*).- Includes all stock of concept classified in the balance sheet

Mexico
Million euros

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	1,557	1,027	531	51.7

Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	536	466	70	15.1
Insurance activity	23	17	7	40.5

Commercial revenue	2,117	1,509	608	40.3

Gains (losses) on financial transactions	(3)	63	(66)	—

Gross operating income	2,114	1,572	542	34.5

Income from non-financial services (net) and other operating income	(73)	(63)	(10)	15.8
Operating costs	(943)	(853)	(90)	10.6
General administrative expenses	(873)	(787)	(85)	10.9
Personnel	(424)	(376)	(49)	12.9
Other administrative expenses	(449)	(412)	(37)	9.0
Depreciation and amortisation	(70)	(65)	(5)	7.7

Net operating income	1,097	656	441	67.2

Net loan loss provisions	(207)	(49)	(158)	322.3
Other income	3	(55)	58	—

Income before taxes (ordinary)	894	552	342	61.9

Corporate income tax	(200)	(36)	(164)	451.4

Net income from ordinary activity	694	516	178	34.5

Net income from discontinued operations	—	—	—	—

Net consolidated income (ordinary)	694	516	178	34.5

Minority interests	166	140	26	18.9

Attributable income to the Group (ordinary)	528	376	152	40.3

Net extraordinary gains and writedowns	—	—	—	—

Attributable income to the Group	528	376	152	40.3

			Variation
	31.12.06	31.12.05	Amount	%

Balance sheet
Loans and credits*	15,647	13,238	2,410	18.2
Trading portfolio (w/o loans)	15,084	18,089	(3,005)	(16.6)
Available-for-sale financial assets	6,686	4,750	1,937	40.8
Due from credit institutions*	7,844	7,442	402	5.4
Intangible assets and property and equipment	368	338	30	9.0
Other assets	4,401	4,168	233	5.6

Total assets/liabilities & shareholders’ equity	50,032	48,025	2,007	4.2

Customer deposits*	23,416	23,310	105	0.5
Marketable debt securities*	2,215	2,657	(442)	(16.6)
Subordinated debt	57	64	(7)	(10.3)
Insurance liabilities	88	67	20	30.4
Due to credit institutions*	15,505	16,585	(1,080)	(6.5)
Other liabilities	6,507	3,270	3,237	99.0
Shareholders’ equity	2,244	2,071	173	8.4

Off-balance-sheet funds	11,689	10,088	1,601	15.9

Mutual funds	8,395	6,708	1,687	25.2
Pension funds	3,295	3,381	(86)	(2.5)
Managed portfolios	—	—	—	—

Customer funds under management	37,465	36,187	1,278	3.5

Total managed funds	61,721	58,113	3,608	6.2

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	23.08	20.42	2.66 p.
Efficiency ratio	44.45	54.06	(9.61 p.	)
NPL ratio	0.64	0.89	(0.25 p.	)
Coverage ratio	279.19	273.43	5.76 p.
Number of employees (direct & indirect)	15,972	14,618	1,354		9.3
Number of branches	1,039	1,005	34		3.4

Mexico
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement

Net interest income	243	235	261	288	342	345	417	454

Income from companies accounted for by the equity method	0	—	—	—	—	—	—	—
Net fees	104	119	118	126	139	129	124	145
Insurance activity	2	7	5	3	6	7	6	5

Commercial revenue	349	361	383	417	487	480	547	603

Gains (losses) on financial transactions	12	8	33	11	26	(7)	(41)	19

Gross operating income	361	368	416	427	512	473	506	623

Income from non-financial services (net) and other operating income	(15)	(16)	(19)	(13)	(17)	(20)	(18)	(18)
Operating costs	(185)	(206)	(216)	(246)	(228)	(211)	(238)	(267)
General administrative expenses	(171)	(191)	(199)	(225)	(211)	(195)	(220)	(247)
Personnel	(87)	(95)	(95)	(98)	(108)	(100)	(106)	(111)
Other administrative expenses	(84)	(96)	(105)	(127)	(103)	(96)	(114)	(136)
Depreciation and amortisation	(14)	(15)	(16)	(21)	(17)	(16)	(18)	(20)

Net operating income	161	145	182	168	267	242	250	338

Net loan loss provisions	(13)	(12)	(9)	(15)	(30)	(39)	(41)	(97)
Other income	(10)	1	(28)	(18)	(12)	(1)	(5)	21

Income before taxes (ordinary)	138	134	145	135	225	202	205	261

Corporate income tax	(4)	(7)	(18)	(7)	(37)	(25)	(52)	(85)

Net income from ordinary activity	135	126	127	128	188	177	153	176

Net income from discontinued operations	—	—	—	—	—	—	—	—

Net consolidated income (ordinary)	135	126	127	128	188	177	153	176

Minority interests	35	37	34	34	46	42	38	40

Attributable income to the Group (ordinary)	100	90	93	94	142	135	115	136

Net extraordinary gains and writedowns	—	—	—	—	—	—	—	—

Attributable income to the Group	100	90	93	94	142	135	115	136

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06

Balance sheet
Loans and credits*	10,710	12,235	12,750	13,238	13,153	12,939	14,073	15,647
Trading portfolio (w/o loans)	11,744	14,015	16,773	18,089	14,138	15,844	15,084	15,084
Available-for-sale financial assets	4,341	4,831	5,555	4,750	4,399	5,616	6,944	6,686
Due from credit institutions*	6,528	7,697	7,882	7,442	7,897	7,241	9,427	7,844
Intangible assets and property and equipment	284	311	318	338	315	291	320	368
Other assets	3,281	3,429	4,134	4,168	5,464	4,054	4,981	4,401

Total assets/liabilities & shareholders’ equity	36,888	42,518	47,412	48,025	45,368	45,985	50,829	50,032

Customer deposits*	18,543	22,283	22,513	23,310	23,818	23,172	23,944	23,416
Marketable debt securities*	2,494	1,342	2,357	2,657	2,742	2,580	2,496	2,215
Subordinated debt	58	62	63	64	62	60	61	57
Insurance liabilities	47	54	60	67	70	70	81	88
Due to credit institutions*	11,550	14,050	16,787	16,585	11,982	13,623	16,343	15,505
Other liabilities	2,495	2,811	3,666	3,270	4,327	4,280	5,598	6,507
Shareholders’ equity	1,701	1,915	1,966	2,071	2,366	2,200	2,307	2,244

Off-balance-sheet funds	7,414	8,795	9,383	10,088	10,942	10,120	11,583	11,689

Mutual funds	4,627	5,602	6,180	6,708	7,662	7,138	8,375	8,395
Pension funds	2,787	3,194	3,203	3,381	3,280	2,982	3,208	3,295
Managed portfolios	—	—	—	—	—	—	—	—

Customer funds under management	28,556	32,538	34,376	36,187	37,635	36,002	38,164	37,465

Total managed funds	44,303	51,313	56,795	58,113	56,310	56,105	62,412	61,721

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.89	0.89	0.85	0.89	0.69	0.89	0.90	0.64
NPL coverage	290.07	286.56	280.50	273.43	335.91	251.48	240.83	279.19
Risk-weighted assets	10,143	12,453	11,237	13,621	13,017	12,778	15,196	15,850

Spread (Retail Banking)	10.87	11.30	11.06	11.19	11.19	11.85	13.22	13.77

Spread loans	6.85	7.40	7.34	7.62	7.94	8.87	10.15	10.51
Spread deposits	4.02	3.90	3.72	3.57	3.25	2.98	3.07	3.26

Mexico
Million dollars

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	1,952	1,277	676	52.9

Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	672	580	93	16.0
Insurance activity	29	21	9	41.6

Commercial revenue	2,654	1,877	777	41.4

Gains (losses) on financial transactions	(4)	78	(82)	—

Gross operating income	2,650	1,955	695	35.5

Income from non-financial services (net) and other operating income	(92)	(79)	(13)	16.8
Operating costs	(1,182)	(1,060)	(122)	11.5
General administrative expenses	(1,094)	(979)	(115)	11.7
Personnel	(532)	(467)	(65)	13.8
Other administrative expenses	(563)	(512)	(50)	9.8
Depreciation and amortisation	(88)	(81)	(7)	8.6

Net operating income	1,376	816	560	68.6

Net loan loss provisions	(259)	(61)	(198)	325.7
Other income	4	(68)	73	—

Income before taxes (ordinary)	1,121	687	434	63.2

Corporate income tax	(251)	(45)	(206)	455.8

Net income from ordinary activity	870	642	228	35.6

Net income from discontinued operations	—	—	—	—

Net consolidated income (ordinary)	870	642	228	35.6

Minority interests	208	174	34	19.8

Attributable income to the Group (ordinary)	662	468	194	41.4

Net extraordinary gains and writedowns	—	—	—	—

Attributable income to the Group	662	468	194	41.4

			Variation
	31.12.06	31.12.05	Amount	%

Balance sheet
Loans and credits*	20,607	15,616	4,991	32.0
Trading portfolio (w/o loans)	19,866	21,340	(1,474)	(6.9)
Available-for-sale financial assets	8,806	5,603	3,203	57.2
Due from credit institutions*	10,331	8,780	1,551	17.7
Intangible assets and property and equipment	485	399	86	21.7
Other assets	5,797	4,917	879	17.9

Total assets/liabilities & shareholders’ equity	65,892	56,655	9,237	16.3

Customer deposits*	30,839	27,499	3,339	12.1
Marketable debt securities*	2,917	3,135	(218)	(6.9)
Subordinated debt	75	75	0	0.1
Insurance liabilities	116	79	36	45.6
Due to credit institutions*	20,420	19,566	855	4.4
Other liabilities	8,570	3,858	4,712	122.1
Shareholders’ equity	2,955	2,443	512	21.0

Off-balance-sheet funds	15,395	11,901	3,494	29.4

Mutual funds	11,056	7,913	3,143	39.7
Pension funds	4,339	3,988	351	8.8
Managed portfolios	—	—	—	—

Customer funds under management	49,342	42,690	6,651	15.6

Total managed funds	81,287	68,556	12,730	18.6

(*).- Includes all stock of concept classified in the balance sheet

Mexico
Million dollars

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement

Net interest income	318	295	318	345	411	432	529	580

Income from companies accounted for by the equity method	0	(0)	(0)	(0)	—	—	—	—
Net fees	137	150	143	150	167	162	158	186
Insurance activity	3	9	6	3	7	8	8	6

Commercial revenue	458	454	467	498	585	603	694	772

Gains (losses) on financial transactions	15	10	41	12	31	(8)	(51)	24

Gross operating income	473	464	508	510	616	595	644	796

Income from non-financial services (net) and other operating income	(20)	(21)	(23)	(15)	(21)	(25)	(22)	(23)
Operating costs	(242)	(260)	(263)	(295)	(273)	(265)	(302)	(341)
General administrative expenses	(224)	(241)	(243)	(270)	(253)	(246)	(279)	(316)
Personnel	(114)	(120)	(115)	(117)	(129)	(125)	(135)	(142)
Other administrative expenses	(110)	(122)	(128)	(153)	(124)	(120)	(145)	(174)
Depreciation and amortisation	(18)	(19)	(20)	(25)	(20)	(20)	(23)	(25)

Net operating income	211	182	222	200	321	304	319	431

Net loan loss provisions	(16)	(16)	(11)	(18)	(36)	(48)	(51)	(123)
Other income	(13)	1	(35)	(22)	(14)	(1)	(6)	26

Income before taxes (ordinary)	181	168	177	161	271	254	261	334

Corporate income tax	(5)	(9)	(23)	(9)	(45)	(32)	(66)	(108)

Net income from ordinary activity	176	159	154	152	226	222	195	226

Net income from discontinued operations	—	—	—	—	—	—	—	—

Net consolidated income (ordinary)	176	159	154	152	226	222	195	226

Minority interests	46	46	41	41	56	53	48	52

Attributable income to the Group (ordinary)	131	113	113	111	170	169	147	175

Net extraordinary gains and writedowns	—	—	—	—	—	—	—	—

Attributable income to the Group	131	113	113	111	170	169	147	175

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06

Balance sheet
Loans and credits*	13,885	14,794	15,353	15,616	15,921	16,450	17,816	20,607
Trading portfolio (w/o loans)	15,225	16,947	20,198	21,340	17,113	20,142	19,097	19,866
Available-for-sale financial assets	5,627	5,842	6,689	5,603	5,325	7,139	8,791	8,806
Due from credit institutions*	8,463	9,308	9,492	8,780	9,559	9,205	11,934	10,331
Intangible assets and property and equipment	368	376	383	399	382	370	406	485
Other assets	4,254	4,147	4,979	4,917	6,614	5,154	6,305	5,797

Total assets/liabilities & shareholders’ equity	47,822	51,413	57,093	56,655	54,913	58,461	64,349	65,892

Customer deposits*	24,040	26,945	27,110	27,499	28,830	29,459	30,313	30,839
Marketable debt securities*	3,234	1,623	2,839	3,135	3,319	3,280	3,160	2,917
Subordinated debt	75	76	76	75	75	76	77	75
Insurance liabilities	61	66	72	79	85	89	102	116
Due to credit institutions*	14,973	16,989	20,214	19,566	14,503	17,319	20,690	20,420
Other liabilities	3,235	3,399	4,415	3,858	5,237	5,442	7,087	8,570
Shareholders’ equity	2,206	2,316	2,368	2,443	2,863	2,797	2,921	2,955

Off-balance-sheet funds	9,612	10,635	11,300	11,901	13,244	12,865	14,664	15,395

Mutual funds	5,999	6,773	7,442	7,913	9,275	9,074	10,602	11,056
Pension funds	3,613	3,862	3,857	3,988	3,970	3,791	4,062	4,339
Managed portfolios	—	—	—	—	—	—	—	—

Customer funds under management	37,020	39,344	41,396	42,690	45,553	45,769	48,316	49,342

Total managed funds	57,434	62,048	68,393	68,556	68,157	71,326	79,013	81,287

(*).- Includes all stock of concept classified in the balance sheet

Mexico
Million new mexican peso

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	21,266	13,893	7,373	53.1

Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	7,324	6,308	1,016	16.1
Insurance activity	320	226	94	41.7

Commercial revenue	28,911	20,427	8,483	41.5

Gains (losses) on financial transactions	(45)	851	(896)	—

Gross operating income	28,866	21,278	7,588	35.7

Income from non-financial services (net) and other operating income	(1,001)	(856)	(145)	16.9
Operating costs	(12,881)	(11,542)	(1,339)	11.6
General administrative expenses	(11,919)	(10,657)	(1,262)	11.8
Personnel	(5,791)	(5,082)	(709)	13.9
Other administrative expenses	(6,128)	(5,575)	(554)	9.9
Depreciation and amortisation	(961)	(885)	(77)	8.7

Net operating income	14,985	8,880	6,104	68.7

Net loan loss provisions	(2,823)	(662)	(2,161)	326.1
Other income	46	(744)	790	—

Income before taxes (ordinary)	12,208	7,474	4,734	63.3

Corporate income tax	(2,732)	(491)	(2,241)	456.3

Net income from ordinary activity	9,476	6,983	2,493	35.7

Net income from discontinued operations	—	—	—	—

Net consolidated income (ordinary)	9,476	6,983	2,493	35.7

Minority interests	2,268	1,891	377	19.9

Attributable income to the Group (ordinary)	7,208	5,092	2,116	41.5

Net extraordinary gains and writedowns	—	—	—	—

Attributable income to the Group	7,208	5,092	2,116	41.5

			Variation
	31.12.06	31.12.05	Amount	%

Balance sheet
Loans and credits*	223,569	166,588	56,982	34.2
Trading portfolio (w/o loans)	215,522	227,644	(12,122)	(5.3)
Available-for-sale financial assets	95,535	59,771	35,764	59.8
Due from credit institutions*	112,081	93,656	18,424	19.7
Intangible assets and property and equipment	5,265	4,255	1,011	23.8
Other assets	62,889	52,455	10,434	19.9

Total assets/liabilities & shareholders’ equity	714,861	604,369	110,493	18.3

Customer deposits*	334,568	293,349	41,218	14.1
Marketable debt securities*	31,648	33,441	(1,793)	(5.4)
Subordinated debt	818	804	15	1.8
Insurance liabilities	1,254	847	407	48.1
Due to credit institutions*	221,539	208,717	12,822	6.1
Other liabilities	92,973	41,152	51,821	125.9
Shareholders’ equity	32,061	26,059	6,003	23.0

Off-balance-sheet funds	167,019	126,957	40,062	31.6

Mutual funds	119,946	84,413	35,533	42.1
Pension funds	47,072	42,544	4,529	10.6
Managed portfolios	—	—	—	—

Customer funds under management	535,307	455,398	79,909	17.5

Total managed funds	881,880	731,325	150,555	20.6

(*).- Includes all stock of concept classified in the balance sheet

Mexico
Million new mexican peso

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement

Net interest income	3,560	3,228	3,403	3,702	4,355	4,813	5,780	6,319

Income from companies accounted for by the equity method	0	(0)	(0)	(0)	—	—	—	—
Net fees	1,528	1,643	1,530	1,607	1,769	1,807	1,725	2,023
Insurance activity	30	101	60	35	75	91	87	68

Commercial revenue	5,119	4,972	4,992	5,344	6,199	6,711	7,591	8,410

Gains (losses) on financial transactions	171	104	447	129	327	(80)	(550)	258

Gross operating income	5,290	5,076	5,439	5,473	6,525	6,631	7,041	8,669

Income from non-financial services (net) and other operating income	(227)	(228)	(243)	(159)	(222)	(277)	(246)	(256)
Operating costs	(2,707)	(2,855)	(2,812)	(3,167)	(2,899)	(2,959)	(3,307)	(3,716)
General administrative expenses	(2,509)	(2,646)	(2,602)	(2,900)	(2,684)	(2,740)	(3,056)	(3,439)
Personnel	(1,280)	(1,314)	(1,233)	(1,255)	(1,372)	(1,398)	(1,476)	(1,545)
Other administrative expenses	(1,229)	(1,332)	(1,369)	(1,644)	(1,312)	(1,342)	(1,580)	(1,894)
Depreciation and amortisation	(199)	(208)	(210)	(268)	(214)	(219)	(251)	(277)

Net operating income	2,356	1,993	2,383	2,147	3,405	3,395	3,488	4,697

Net loan loss provisions	(183)	(171)	(115)	(193)	(381)	(536)	(562)	(1,344)
Other income	(148)	16	(377)	(235)	(153)	(19)	(65)	284

Income before taxes (ordinary)	2,025	1,839	1,891	1,720	2,870	2,839	2,861	3,638

Corporate income tax	(52)	(102)	(244)	(92)	(473)	(363)	(721)	(1,175)

Net income from ordinary activity	1,972	1,737	1,647	1,628	2,397	2,477	2,140	2,463

Net income from discontinued operations	—	—	—	—	—	—	—	—

Net consolidated income (ordinary)	1,972	1,737	1,647	1,628	2,397	2,477	2,140	2,463

Minority interests	510	505	440	436	591	590	526	561

Attributable income to the Group (ordinary)	1,462	1,232	1,207	1,191	1,805	1,887	1,614	1,901

Net extraordinary gains and writedowns	—	—	—	—	—	—	—	—

Attributable income to the Group	1,462	1,232	1,207	1,191	1,805	1,887	1,614	1,901

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06

Balance sheet
Loans and credits*	155,519	159,236	165,436	166,588	174,052	185,463	195,797	223,569
Trading portfolio (w/o loans)	170,533	182,410	217,641	227,644	187,089	227,090	209,872	215,522
Available-for-sale financial assets	63,030	62,877	72,078	59,771	58,217	80,493	96,614	95,535
Due from credit institutions*	94,795	100,184	102,275	93,656	104,498	103,785	131,156	112,081
Intangible assets and property and equipment	4,119	4,043	4,122	4,255	4,173	4,175	4,459	5,265
Other assets	47,649	44,632	53,645	52,455	72,307	58,113	69,296	62,889

Total assets/liabilities & shareholders’ equity	535,644	553,383	615,196	604,369	600,335	659,119	707,193	714,861

Customer deposits*	269,263	290,021	292,122	293,349	315,181	332,135	333,140	334,568
Marketable debt securities*	36,221	17,470	30,589	33,441	36,284	36,976	34,727	31,648
Subordinated debt	837	813	814	804	824	853	845	818
Insurance liabilities	678	708	775	847	929	1,008	1,121	1,254
Due to credit institutions*	167,709	182,858	217,816	208,717	158,555	195,265	227,380	221,539
Other liabilities	36,230	36,587	47,568	41,152	57,257	61,352	77,883	92,973
Shareholders’ equity	24,706	24,926	25,513	26,059	31,305	31,531	32,097	32,061

Off-balance-sheet funds	107,658	114,473	121,756	126,957	144,795	145,048	161,157	167,019

Mutual funds	67,189	72,905	80,192	84,413	101,394	102,309	116,520	119,946
Pension funds	40,468	41,568	41,564	42,544	43,401	42,738	44,637	47,072
Managed portfolios	—	—	—	—	—	—	—	—

Customer funds under management	414,657	423,484	446,056	455,398	498,014	516,020	530,991	535,307

Total managed funds	643,302	667,855	736,953	731,325	745,131	804,167	868,350	881,880

(*).- Includes all stock of concept classified in the balance sheet

Chile
Million euros

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	910	782	128	16.4

Income from companies accounted for by the equity method	1	1	1	120.6
Net fees	338	276	62	22.6
Insurance activity	37	23	13	55.8

Commercial revenue	1,286	1,082	204	18.9

Gains (losses) on financial transactions	111	18	92	499.2

Gross operating income	1,397	1,101	297	26.9

Income from non-financial services (net) and other operating income	(12)	(4)	(7)	163.2
Operating costs	(580)	(500)	(81)	16.1
General administrative expenses	(529)	(451)	(78)	17.4
Personnel	(332)	(273)	(59)	21.6
Other administrative expenses	(197)	(178)	(19)	10.9
Depreciation and amortisation	(52)	(49)	(2)	4.4

Net operating income	805	596	209	35.0

Net loan loss provisions	(109)	(103)	(7)	6.4
Other income	(6)	(19)	13	(66.6)

Income before taxes (ordinary)	689	474	215	45.3

Corporate income tax	(114)	(77)	(37)	47.7

Net income from ordinary activity	575	397	178	44.9

Net income from discontinued operations	—	—	—	—

Net consolidated income (ordinary)	575	397	178	44.9

Minority interests	86	59	27	45.5

Attributable income to the Group (ordinary)	489	338	151	44.8

Net extraordinary gains and writedowns	—	—	—	—

Attributable income to the Group	489	338	151	44.8

			Variation
	31.12.06	31.12.05	Amount	%

Balance sheet
Loans and credits*	15,107	14,967	140	0.9
Trading portfolio (w/o loans)	1,507	1,087	420	38.7
Available-for-sale financial assets	772	1,169	(397)	(33.9)
Due from credit institutions*	3,151	3,370	(219)	(6.5)
Intangible assets and property and equipment	319	352	(33)	(9.4)
Other assets	2,139	2,353	(214)	(9.1)

Total assets/liabilities & shareholders’ equity	22,995	23,298	(303)	(1.3)

Customer deposits*	13,216	13,186	30	0.2
Marketable debt securities*	1,536	1,701	(165)	(9.7)
Subordinated debt	705	647	58	9.0
Insurance liabilities	58	46	12	25.2
Due to credit institutions*	4,158	4,838	(680)	(14.1)
Other liabilities	2,019	1,355	664	49.0
Shareholders’ equity	1,304	1,525	(221)	(14.5)

Off-balance-sheet funds	11,732	10,038	1,694	16.9

Mutual funds	3,584	2,684	900	33.5
Pension funds	8,148	7,354	794	10.8
Managed portfolios	—	—	—	—

Customer funds under management	27,246	25,618	1,629	6.4

Total managed funds	34,727	33,335	1,391	4.2

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	32.15	25.03	7.12 p.
Efficiency ratio	41.54	45.42	(3.88 p.	)
NPL ratio	1.59	2.31	(0.72 p.	)
Coverage ratio	152.62	165.57	(12.95 p.	)
Number of employees (direct & indirect)	12,178	11,162	1,016		9.1
Number of branches	397	401	(4)		(1.0)

Chile
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement

Net interest income	138	199	210	235	197	264	256	194

Income from companies accounted for by the equity method	0	0	0	0	0	0	0	0
Net fees	55	59	76	86	86	84	83	86
Insurance activity	4	5	7	7	8	11	9	8

Commercial revenue	198	264	293	328	291	359	348	289

Gains (losses) on financial transactions	34	8	1	(25)	42	6	26	38

Gross operating income	232	272	295	302	332	365	374	326

Income from non-financial services (net) and other operating income	(0)	(1)	(1)	(2)	(2)	(4)	(2)	(3)
Operating costs	(109)	(118)	(137)	(136)	(136)	(144)	(143)	(157)
General administrative expenses	(98)	(106)	(123)	(123)	(123)	(125)	(134)	(146)
Personnel	(57)	(68)	(72)	(75)	(74)	(80)	(81)	(97)
Other administrative expenses	(41)	(38)	(51)	(48)	(49)	(45)	(54)	(49)
Depreciation and amortisation	(11)	(11)	(14)	(13)	(13)	(19)	(9)	(11)

Net operating income	123	154	156	164	194	217	229	166

Net loan loss provisions	(21)	(17)	(29)	(36)	(36)	(30)	(23)	(20)
Other income	(2)	(17)	(5)	5	(1)	(18)	(29)	41

Income before taxes (ordinary)	99	120	122	133	157	169	177	186

Corporate income tax	(19)	(20)	(20)	(19)	(25)	(24)	(34)	(31)

Net income from ordinary activity	81	99	102	115	132	145	142	155

Net income from discontinued operations	—	—	—	—	—	—	—	—

Net consolidated income (ordinary)	81	99	102	115	132	145	142	155

Minority interests	10	14	18	17	19	22	19	26

Attributable income to the Group (ordinary)	71	86	84	97	114	123	123	129

Net extraordinary gains and writedowns	—	—	—	—	—	—	—	—

Attributable income to the Group	71	86	84	97	114	123	123	129

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06

Balance sheet
Loans and credits*	10,539	12,077	13,710	14,967	15,253	14,902	15,223	15,107
Trading portfolio (w/o loans)	1,238	1,609	1,340	1,087	990	1,076	1,426	1,507
Available-for-sale financial assets	1,325	1,177	1,058	1,169	1,210	1,197	1,195	772
Due from credit institutions*	2,412	2,311	2,815	3,370	4,458	3,656	3,253	3,151
Intangible assets and property and equipment	257	285	313	352	318	286	303	319
Other assets	1,639	2,548	1,954	2,353	1,378	1,828	1,749	2,139

Total assets/liabilities & shareholders’ equity	17,409	20,006	21,191	23,298	23,606	22,945	23,150	22,995

Customer deposits*	9,658	11,363	12,326	13,186	13,261	13,224	13,151	13,216
Marketable debt securities*	1,605	1,518	1,519	1,701	1,603	1,618	1,611	1,536
Subordinated debt	718	777	798	647	610	570	728	705
Insurance liabilities	30	35	41	46	47	44	53	58
Due to credit institutions*	3,162	3,718	3,782	4,838	5,288	5,177	4,376	4,158
Other liabilities	847	1,309	1,295	1,355	1,016	916	1,770	2,019
Shareholders’ equity	1,390	1,287	1,431	1,525	1,781	1,397	1,461	1,304

Off-balance-sheet funds	7,165	8,155	9,844	10,038	10,509	9,760	10,602	11,732

Mutual funds	1,926	2,193	2,922	2,684	2,941	2,795	2,991	3,584
Pension funds	5,239	5,963	6,922	7,354	7,568	6,965	7,611	8,148
Managed portfolios	—	—	—	—	—	—	—	—

Customer funds under management	19,175	21,848	24,527	25,618	26,030	25,215	26,145	27,246

Total managed funds	24,575	28,161	31,035	33,335	34,115	32,705	33,751	34,727

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	3.42	2.98	2.45	2.31	2.15	1.90	1.78	1.59
NPL coverage	130.95	141.12	160.75	165.57	165.07	174.22	168.01	152.62
Risk-weighted assets	10,460	11,858	12,997	13,730	14,403	13,232	14,112	13,873
Spread (Retail Banking)	5.79	6.01	5.87	5.45	5.71	5.70	5.73	5.56
Spread loans	4.73	5.01	4.89	4.50	4.68	4.56	4.67	4.53
Spread deposits	1.06	1.00	0.98	0.95	1.03	1.14	1.06	1.03

Chile
Million dollars

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	1,141	973	169	17.3

Income from companies accounted for by the equity method	1	1	1	122.4
Net fees	424	343	81	23.6
Insurance activity	46	29	17	57.1

Commercial revenue	1,613	1,346	267	19.8

Gains (losses) on financial transactions	139	23	116	504.0

Gross operating income	1,751	1,369	383	28.0

Income from non-financial services (net) and other operating income	(15)	(5)	(9)	165.3
Operating costs	(728)	(622)	(106)	17.0
General administrative expenses	(663)	(560)	(103)	18.3
Personnel	(416)	(339)	(77)	22.6
Other administrative expenses	(247)	(221)	(26)	11.8
Depreciation and amortisation	(65)	(61)	(3)	5.2

Net operating income	1,009	742	268	36.1

Net loan loss provisions	(137)	(128)	(9)	7.2
Other income	(8)	(24)	16	(66.3)

Income before taxes (ordinary)	864	590	274	46.5

Corporate income tax	(143)	(96)	(47)	48.8

Net income from ordinary activity	721	494	227	46.1

Net income from discontinued operations	—	—	—	—

Net consolidated income (ordinary)	721	494	227	46.1

Minority interests	108	73	34	46.7

Attributable income to the Group (ordinary)	613	420	193	46.0

Net extraordinary gains and writedowns	—	—	—	—

Attributable income to the Group	613	420	193	46.0

			Variation
	31.12.06	31.12.05	Amount	%

Balance sheet
Loans and credits*	19,896	17,657	2,239	12.7
Trading portfolio (w/o loans)	1,985	1,282	703	54.8
Available-for-sale financial assets	1,017	1,379	(362)	(26.2)
Due from credit institutions*	4,150	3,976	174	4.4
Intangible assets and property and equipment	420	416	5	1.2
Other assets	2,816	2,776	41	1.5

Total assets/liabilities & shareholders’ equity	30,284	27,484	2,800	10.2

Customer deposits*	17,406	15,556	1,850	11.9
Marketable debt securities*	2,023	2,007	16	0.8
Subordinated debt	928	763	165	21.6
Insurance liabilities	76	54	22	39.8
Due to credit institutions*	5,476	5,707	(231)	(4.0)
Other liabilities	2,659	1,599	1,060	66.3
Shareholders’ equity	1,717	1,799	(82)	(4.6)

Off-balance-sheet funds	15,451	11,841	3,610	30.5

Mutual funds	4,720	3,166	1,554	49.1
Pension funds	10,731	8,675	2,056	23.7
Managed portfolios	—	—	—	—

Customer funds under management	35,883	30,221	5,662	18.7

Total managed funds	45,735	39,326	6,409	16.3

(*).- Includes all stock of concept classified in the balance sheet

Chile
Million dollars

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement

Net interest income	181	252	258	282	236	329	325	251

Income from companies accounted for by the equity method	0	0	0	0	0	1	0	0
Net fees	72	75	93	103	103	105	106	110
Insurance activity	6	7	8	8	10	14	11	11

Commercial revenue	259	334	359	394	350	449	442	372

Gains (losses) on financial transactions	45	10	1	(32)	50	8	33	48

Gross operating income	304	343	360	362	400	457	475	420

Income from non-financial services (net) and other operating income	(0)	(1)	(2)	(3)	(3)	(5)	(3)	(4)
Operating costs	(143)	(148)	(168)	(163)	(164)	(181)	(182)	(201)
General administrative expenses	(128)	(134)	(151)	(147)	(148)	(157)	(171)	(187)
Personnel	(75)	(86)	(88)	(90)	(89)	(100)	(102)	(124)
Other administrative expenses	(54)	(48)	(63)	(57)	(59)	(57)	(68)	(63)
Depreciation and amortisation	(14)	(14)	(17)	(16)	(16)	(23)	(11)	(14)

Net operating income	161	194	190	196	233	272	290	215

Net loan loss provisions	(27)	(21)	(35)	(44)	(43)	(38)	(30)	(26)
Other income	(3)	(22)	(6)	7	(1)	(22)	(36)	51

Income before taxes (ordinary)	130	151	149	160	189	212	224	239

Corporate income tax	(25)	(25)	(24)	(22)	(30)	(31)	(43)	(40)

Net income from ordinary activity	106	126	125	137	159	181	181	199

Net income from discontinued operations	—	—	—	—	—	—	—	—

Net consolidated income (ordinary)	106	126	125	137	159	181	181	199

Minority interests	13	17	22	21	22	27	24	34

Attributable income to the Group (ordinary)	93	109	102	117	137	154	157	166

Net extraordinary gains and writedowns	—	—	—	—	—	—	—	—

Attributable income to the Group	93	109	102	117	137	154	157	166

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06

Balance sheet
Loans and credits*	13,662	14,603	16,510	17,657	18,462	18,945	19,272	19,896
Trading portfolio (w/o loans)	1,605	1,945	1,613	1,282	1,198	1,368	1,805	1,985
Available-for-sale financial assets	1,718	1,423	1,275	1,379	1,464	1,521	1,513	1,017
Due from credit institutions*	3,127	2,795	3,390	3,976	5,396	4,648	4,119	4,150
Intangible assets and property and equipment	333	345	377	416	385	363	383	420
Other assets	2,125	3,081	2,353	2,776	1,668	2,324	2,215	2,816

Total assets/liabilities & shareholders’ equity	22,569	24,192	25,518	27,484	28,573	29,170	29,307	30,284

Customer deposits*	12,520	13,740	14,842	15,556	16,051	16,812	16,650	17,406
Marketable debt securities*	2,080	1,835	1,829	2,007	1,940	2,056	2,039	2,023
Subordinated debt	930	940	961	763	738	724	922	928
Insurance liabilities	39	42	49	54	57	56	68	76
Due to credit institutions*	4,099	4,495	4,554	5,707	6,401	6,581	5,539	5,476
Other liabilities	1,098	1,583	1,560	1,599	1,230	1,164	2,241	2,659
Shareholders’ equity	1,802	1,556	1,723	1,799	2,156	1,776	1,849	1,717

Off-balance-sheet funds	9,289	9,861	11,854	11,841	12,720	12,407	13,422	15,451

Mutual funds	2,497	2,651	3,519	3,166	3,560	3,553	3,787	4,720
Pension funds	6,792	7,210	8,336	8,675	9,160	8,854	9,635	10,731
Managed portfolios	—	—	—	—	—	—	—	—

Customer funds under management	24,859	26,419	29,535	30,221	31,506	32,056	33,100	35,883

Total managed funds	31,858	34,053	37,372	39,326	41,293	41,578	42,729	45,735

(*).- Includes all stock of concept classified in the balance sheet

Chile
Million chilean peso

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	605,335	543,045	62,290	11.5

Income from companies accounted for by the equity method	754	357	397	111.3
Net fees	224,851	191,535	33,316	17.4
Insurance activity	24,336	16,308	8,029	49.2

Commercial revenue	855,277	751,245	104,032	13.8

Gains (losses) on financial transactions	73,688	12,841	60,847	473.8

Gross operating income	928,965	764,086	164,879	21.6

Income from non-financial services (net) and other operating income	(7,698)	(3,054)	(4,645)	152.1
Operating costs	(385,900)	(347,040)	(38,861)	11.2
General administrative expenses	(351,620)	(312,756)	(38,864)	12.4
Personnel	(220,476)	(189,329)	(31,147)	16.5
Other administrative expenses	(131,145)	(123,427)	(7,717)	6.3
Depreciation and amortisation	(34,280)	(34,283)	3	(0.0)

Net operating income	535,366	413,993	121,374	29.3

Net loan loss provisions	(72,680)	(71,349)	(1,330)	1.9
Other income	(4,271)	(13,340)	9,069	(68.0)

Income before taxes (ordinary)	458,416	329,303	129,113	39.2

Corporate income tax	(76,079)	(53,797)	(22,282)	41.4

Net income from ordinary activity	382,337	275,506	106,831	38.8

Net income from discontinued operations	—	—	—	—

Net consolidated income (ordinary)	382,337	275,506	106,831	38.8

Minority interests	57,042	40,935	16,107	39.3

Attributable income to the Group (ordinary)	325,295	234,571	90,724	38.7

Net extraordinary gains and writedowns	—	—	—	—

Attributable income to the Group	325,295	234,571	90,724	38.7

			Variation
	31.12.06	31.12.05	Amount	%

Balance sheet
Loans and credits*	10,579,663	9,051,808	1,527,855	16.9
Trading portfolio (w/o loans)	1,055,383	657,217	398,166	60.6
Available-for-sale financial assets	540,690	706,734	(166,044)	(23.5)
Due from credit institutions*	2,206,583	2,038,051	168,532	8.3
Intangible assets and property and equipment	223,516	213,014	10,502	4.9
Other assets	1,497,650	1,423,028	74,621	5.2

Total assets/liabilities & shareholders’ equity	16,103,486	14,089,853	2,013,632	14.3

Customer deposits*	9,255,517	7,974,530	1,280,987	16.1
Marketable debt securities*	1,075,655	1,028,913	46,742	4.5
Subordinated debt	493,382	391,022	102,359	26.2
Insurance liabilities	40,290	27,794	12,496	45.0
Due to credit institutions*	2,911,909	2,925,791	(13,882)	(0.5)
Other liabilities	1,413,852	819,619	594,233	72.5
Shareholders’ equity	912,882	922,184	(9,302)	(1.0)

Off-balance-sheet funds	8,216,152	6,070,542	2,145,610	35.3

Mutual funds	2,509,850	1,623,092	886,759	54.6
Pension funds	5,706,302	4,447,451	1,258,851	28.3
Managed portfolios	—	—	—	—

Customer funds under management	19,080,995	15,492,801	3,588,194	23.2

Total managed funds	24,319,638	20,160,396	4,159,242	20.6

(*).-	Includes all stock of concept classified in the balance sheet

Chile
Million chilean peso

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement

Net interest income	104,489	146,404	142,366	149,787	124,389	173,433	174,761	132,752

Income from companies accounted for by the equity method	212	93	(1)	54	236	303	160	56
Net fees	41,761	43,311	51,629	54,834	54,134	55,560	56,851	58,306
Insurance activity	3,389	3,965	4,654	4,300	5,266	7,271	6,047	5,752

Commercial revenue	149,851	193,772	198,648	208,974	184,025	236,566	237,820	196,866

Gains (losses) on financial transactions	25,820	5,658	(103)	(18,534)	26,326	4,354	17,628	25,381

Gross operating income	175,671	199,430	198,545	190,440	210,351	240,920	255,448	222,246

Income from non-financial services (net) and other operating income	(30)	(667)	(857)	(1,500)	(1,571)	(2,398)	(1,417)	(2,312)
Operating costs	(82,569)	(86,050)	(92,837)	(85,583)	(86,266)	(95,307)	(97,883)	(106,444)
General administrative expenses	(74,194)	(77,792)	(83,340)	(77,430)	(77,928)	(82,929)	(91,857)	(98,906)
Personnel	(43,186)	(50,126)	(48,480)	(47,537)	(46,885)	(52,807)	(55,114)	(65,669)
Other administrative expenses	(31,007)	(27,667)	(34,860)	(29,894)	(31,042)	(30,122)	(36,743)	(33,238)
Depreciation and amortisation	(8,375)	(8,258)	(9,497)	(8,153)	(8,338)	(12,378)	(6,026)	(7,538)

Net operating income	93,072	112,713	104,850	103,357	122,514	143,215	156,148	113,490

Net loan loss provisions	(15,765)	(12,492)	(19,594)	(23,498)	(22,664)	(19,887)	(16,207)	(13,921)
Other income	(1,843)	(12,545)	(3,298)	4,347	(341)	(11,543)	(19,240)	26,853

Income before taxes (ordinary)	75,464	87,676	81,958	84,205	99,509	111,784	120,701	126,422

Corporate income tax	(14,242)	(14,697)	(13,283)	(11,574)	(15,737)	(16,105)	(23,173)	(21,064)

Net income from ordinary activity	61,222	72,979	68,674	72,631	83,772	95,679	97,528	105,358

Net income from discontinued operations	—	—	—	—	—	—	—	—

Net consolidated income (ordinary)	61,222	72,979	68,674	72,631	83,772	95,679	97,528	105,358

Minority interests	7,643	9,963	12,348	10,982	11,806	14,274	13,157	17,805

Attributable income to the Group (ordinary)	53,579	63,016	56,327	61,649	71,966	81,405	84,371	87,553

Net extraordinary gains and writedowns	—	—	—	—	—	—	—	—

Attributable income to the Group	53,579	63,016	56,327	61,649	71,966	81,405	84,371	87,553

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06

Balance sheet
Loans and credits*	8,019,724	8,462,628	8,745,938	9,051,808	9,720,491	10,343,232	10,355,960	10,579,663
Trading portfolio (w/o loans)	942,293	1,127,249	854,547	657,217	630,682	746,980	970,120	1,055,383
Available-for-sale financial assets	1,008,181	824,659	675,215	706,734	770,924	830,622	813,210	540,690
Due from credit institutions*	1,835,677	1,619,600	1,796,052	2,038,051	2,840,775	2,537,369	2,213,081	2,206,583
Intangible assets and property and equipment	195,243	199,641	199,645	213,014	202,540	198,363	206,015	223,516
Other assets	1,247,144	1,785,218	1,246,641	1,423,028	878,377	1,268,976	1,189,998	1,497,650

Total assets/liabilities & shareholders’ equity	13,248,263	14,018,995	13,518,038	14,089,853	15,043,789	15,925,543	15,748,383	16,103,486

Customer deposits*	7,349,417	7,962,494	7,862,762	7,974,530	8,450,860	9,178,564	8,946,694	9,255,517
Marketable debt securities*	1,221,174	1,063,405	968,729	1,028,913	1,021,467	1,122,708	1,095,719	1,075,655
Subordinated debt	546,030	544,780	508,891	391,022	388,742	395,314	495,304	493,382
Insurance liabilities	22,952	24,365	25,889	27,794	29,914	30,583	36,334	40,290
Due to credit institutions*	2,406,387	2,605,076	2,412,686	2,925,791	3,369,997	3,593,070	2,976,601	2,911,909
Other liabilities	644,249	917,363	826,345	819,619	647,682	635,728	1,204,101	1,413,852
Shareholders’ equity	1,058,053	901,513	912,737	922,184	1,135,127	969,575	993,630	912,882

Off-balance-sheet funds	5,452,675	5,714,556	6,279,882	6,070,542	6,697,175	6,773,750	7,212,239	8,216,152

Mutual funds	1,465,991	1,536,433	1,863,974	1,623,092	1,874,516	1,939,889	2,034,727	2,509,850
Pension funds	3,986,684	4,178,122	4,415,908	4,447,451	4,822,659	4,833,861	5,177,512	5,706,302
Managed portfolios	—	—	—	—	—	—	—	—

Customer funds under management	14,592,248	15,309,599	15,646,152	15,492,801	16,588,158	17,500,920	17,786,290	19,080,995

Total managed funds	18,700,938	19,733,551	19,797,920	20,160,396	21,740,964	22,699,293	22,960,622	24,319,638

(*).-	Includes all stock of concept classified in the balance sheet

Financial Management and Equity Stakes
Million euros

			Variation
	2006	2005	Amount	%

Income statement
Net interest income (w/o dividends)	(1,269)	(866)	(403)	46.5
Dividends	162	127	35	27.5

Net interest income	(1,106)	(739)	(368)	49.8

Income from companies accounted for by the equity method	411	584	(173)	(29.7)
Net fees	(11)	(19)	8	(39.7)
Insurance activity	(4)	2	(6)	—

Commercial revenue	(711)	(171)	(539)	315.0

Gains (losses) on financial transactions	414	(48)	462	—

Gross operating income	(297)	(219)	(78)	35.5

Income from non-financial services (net) and other operating income	(32)	(25)	(7)	28.8
Operating costs	(579)	(428)	(150)	35.1
General administrative expenses	(365)	(354)	(11)	3.0
Personnel	(204)	(183)	(21)	11.3
Other administrative expenses	(161)	(171)	10	(5.9)
Depreciation and amortisation	(214)	(74)	(140)	188.5

Net operating income	(908)	(672)	(235)	35.0

Net loan loss provisions	91	(52)	143	—
Other income	159	(131)	290	—

Income before taxes (ordinary)	(658)	(855)	198	(23.1)

Corporate income tax	481	646	(165)	(25.6)

Net income from ordinary activity	(177)	(210)	32	(15.5)

Net income from discontinued operations	89	—	89	—

Net consolidated income (ordinary)	(88)	(210)	121	(57.9)

Minority interests	90	148	(59)	(39.6)

Attributable income to the Group (ordinary)	(178)	(358)	180	(50.3)

Net extraordinary gains and writedowns	340	1,008	(668)	(66.3)

Attributable income to the Group	162	650	(488)	(75.1)

			Variation
	31.12.06	31.12.05	Amount	%

Balance sheet
Trading portfolio (w/o loans)	2,029	1,276	753	59.0
Available-for-sale financial assets	7,605	45,014	(37,409)	(83.1)
Investments	4,897	2,811	2,087	74.2
Goodwill	14,508	14,006	502	3.6
Liquidity lent to the Group	67,138	39,508	27,629	69.9
Capital assigned to Group areas	29,120	25,250	3,870	15.3
Other assets	35,539	30,697	4,842	15.8

Total assets/liabilities & shareholders’ equity	160,836	158,562	2,274	1.4

Customer deposits*	496	1,927	(1,431)	(74.3)
Marketable debt securities*	78,321	53,154	25,168	47.3
Subordinated debt	16,247	13,965	2,282	16.3
Preferred securities	—	—	—	—
Other liabilities	30,073	57,291	(27,218)	(47.5)
Group capital and reserves	35,699	32,225	3,474	10.8

Off-balance-sheet funds	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds under management	95,064	69,046	26,018	37.7

Total managed funds	160,836	158,562	2,274	1.4

(*).-	Includes all stock of concept classified in the balance sheet

Resources
Number of employees (direct & indirect)	1,498	1,462	36	2.5

Financial Management and Equity Stakes
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement
Net interest income (w/o dividends)	(186.5)	(234.7)	(206.7)	(238.0)	(255.6)	(348.5)	(350.2)	(314.6)
Dividends	5.3	88.3	17.5	16.4	14.1	111.6	14.9	21.8

Net interest income	(181)	(146)	(189)	(222)	(241)	(237)	(335)	(293)

Income from companies accounted for by the equity method	133	181	145	125	126	107	141	37
Net fees	(24)	(4)	8	1	(4)	(3)	1	(6)
Insurance activity	(1)	(1)	3	1	0	3	(0)	(6)

Commercial revenue	(73)	30	(33)	(95)	(119)	(131)	(193)	(268)

Gains (losses) on financial transactions	(7)	(81)	(6)	46	(126)	234	117	189

Gross operating income	(80)	(51)	(39)	(48)	(245)	103	(76)	(79)

Income from non-financial services (net) and other operating income	(3)	(5)	(7)	(10)	(2)	(7)	(1)	(22)
Operating costs	(105)	(76)	(95)	(153)	(165)	(136)	(145)	(133)
General administrative expenses	(93)	(73)	(98)	(90)	(111)	(96)	(80)	(77)
Personnel	(51)	(35)	(52)	(45)	(58)	(41)	(51)	(55)
Other administrative expenses	(42)	(39)	(46)	(45)	(53)	(55)	(30)	(23)
Depreciation and amortisation	(12)	(2)	3	(63)	(54)	(41)	(64)	(55)

Net operating income	(188)	(131)	(141)	(212)	(412)	(40)	(222)	(234)

Net loan loss provisions	13	(12)	(28)	(25)	(0)	99	(5)	(3)
Other income	(121)	(105)	(60)	155	(43)	51	69	81

Income before taxes (ordinary)	(297)	(248)	(229)	(82)	(455)	111	(157)	(156)

Corporate income tax	193	199	190	63	227	58	9	187

Net income from ordinary activity	(103)	(49)	(38)	(19)	(229)	168	(148)	31

Net income from discontinued operations	1	(1)	—	—	0	11	80	(2)

Net consolidated income (ordinary)	(103)	(49)	(38)	(19)	(229)	179	(68)	29

Minority interests	31	44	33	40	38	36	13	3

Attributable income to the Group (ordinary)	(134)	(93)	(72)	(59)	(267)	144	(81)	26

Net extraordinary gains and writedowns	—	—	—	1,008	—	—	—	340

Attributable income to the Group	(134)	(93)	(72)	949	(267)	144	(81)	366

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06

Balance sheet
Trading portfolio (w/o loans)	572	1,349	393	1,276	1,256	1,071	991	2,029
Available-for-sale financial assets	14,318	18,478	30,353	45,014	42,534	8,079	9,787	7,605
Investments	3,640	3,796	2,816	2,811	2,933	5,234	5,231	4,897
Goodwill	15,369	15,858	15,852	14,006	14,012	13,951	14,176	14,508
Liquidity lent to the Group	42,232	42,516	41,586	39,508	53,001	62,212	68,680	67,138
Capital assigned to Group areas	23,466	24,195	24,029	25,250	29,315	27,595	29,047	29,120
Other assets	25,134	29,717	33,271	30,697	29,010	37,520	34,499	35,539

Total assets/liabilities & shareholders’ equity	124,730	135,908	148,299	158,562	172,061	155,662	162,412	160,836

Customer deposits*	2,084	5,311	5,293	1,927	617	1,084	969	496
Marketable debt securities*	40,107	42,021	49,172	53,154	62,202	66,296	73,493	78,321
Subordinated debt	13,699	13,804	14,048	13,965	14,612	15,850	16,169	16,247
Preferred securities	409	438	249	—	—	—	—	—
Other liabilities	34,441	42,218	47,337	57,291	56,223	36,569	35,951	30,073
Group capital and reserves	33,990	32,116	32,201	32,225	38,407	35,864	35,831	35,699

Off-balance-sheet funds	—	—	—	—	—	—	—	—

Mutual funds	—	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—

Customer funds under management	55,890	61,135	68,525	69,046	77,432	83,229	90,631	95,064

Total managed funds	124,730	135,908	148,299	158,562	172,061	155,662	162,412	160,836

(*).-	Includes all stock of concept classified in the balance sheet

Other information
Risk-weighted assets	36,478	39,644	44,120	35,591	29,706	33,960	37,403	34,561

Spain
Million euros

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	4,452	3,768	685	18.2

Income from companies accounted for by the equity method	6	26	(20)	(77.9)
Net fees	2,950	2,746	205	7.5
Insurance activity	118	93	25	26.7

Commercial revenue	7,527	6,632	894	13.5

Gains (losses) on financial transactions	617	463	154	33.2

Gross operating income	8,143	7,095	1,048	14.8

Income from non-financial services (net) and other operating income	26	41	(15)	(35.7)
Operating costs	(3,434)	(3,215)	(219)	6.8
General administrative expenses	(3,032)	(2,826)	(206)	7.3
Personnel	(2,162)	(2,026)	(135)	6.7
Other administrative expenses	(870)	(800)	(70)	8.8
Depreciation and amortisation	(402)	(389)	(13)	3.3

Net operating income	4,736	3,921	815	20.8

Net loan loss provisions	(912)	(625)	(287)	45.9
Other income	22	(18)	40	—

Income before taxes (ordinary)	3,845	3,277	568	17.3

Corporate income tax	(1,113)	(924)	(189)	20.5

Net income from ordinary activity	2,732	2,353	379	16.1

Net income from discontinued operations	143	118	24	20.5

Net consolidated income (ordinary)	2,875	2,471	404	16.3

Minority interests	174	150	25	16.4

Attributable income to the Group (ordinary)	2,701	2,322	379	16.3

Net extraordinary gains and writedowns	674	—	674	—

Attributable income to the Group	3,374	2,322	1,053	45.3

			Variation
	31.12.06	31.12.05	Amount	%

Balance sheet
Loans and credits*	207,781	159,804	47,977	30.0
Trading portfolio (w/o loans)	32,919	25,382	7,537	29.7
Available-for-sale financial assets	12,033	9,799	2,234	22.8
Due from credit institutions*	52,555	49,671	2,884	5.8
Intangible assets and property and equipment	3,880	3,666	213	5.8
Other assets	13,021	11,113	1,909	17.2

Total assets/liabilities & shareholders’ equity	322,188	259,435	62,754	24.2

Customer deposits*	115,537	99,509	16,028	16.1
Marketable debt securities*	31,161	20,434	10,727	52.5
Subordinated debt	1,913	1,620	293	18.1
Insurance liabilities	4,788	3,619	1,170	32.3
Due to credit institutions*	54,682	54,041	641	1.2
Other liabilities	100,061	67,979	32,082	47.2
Shareholders’ equity	14,046	12,233	1,813	14.8

Off-balance-sheet funds	94,601	89,959	4,643	5.2

Mutual funds	77,526	75,126	2,401	3.2
Pension funds	9,950	8,913	1,037	11.6
Managed portfolios	7,125	5,920	1,205	20.4

Customer funds under management	248,001	215,140	32,860	15.3

Total managed funds	416,790	349,393	67,396	19.3

(*).-	Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	19.95	21.99	(2.04 p.	)
Efficiency ratio	41.05	44.06	(3.01 p.	)
NPL ratio	0.53	0.57	(0.04 p.	)
Coverage ratio	328.37	317.86	10.51 p.
Number of employees (direct & indirect)	33,916	33,196	720		2.2
Number of branches	4,848	4,510	338		7.5

Spain
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement
Net interest income	893	943	957	975	1,027	1,098	1,151	1,177

Income from companies accounted for by the equity method	5	4	7	9	2	0	2	2
Net fees	656	680	677	732	688	716	763	784
Insurance activity	26	23	22	22	28	30	29	31

Commercial revenue	1,580	1,651	1,663	1,739	1,744	1,844	1,944	1,994

Gains (losses) on financial transactions	132	141	61	128	211	82	203	121

Gross operating income	1,712	1,792	1,724	1,867	1,955	1,926	2,147	2,115

Income from non-financial services (net) and other operating income	12	9	7	12	10	(11)	15	12
Operating costs	(789)	(803)	(802)	(821)	(837)	(849)	(848)	(900)
General administrative expenses	(694)	(701)	(701)	(729)	(740)	(747)	(751)	(795)
Personnel	(502)	(508)	(498)	(519)	(528)	(536)	(531)	(567)
Other administrative expenses	(192)	(194)	(204)	(210)	(212)	(211)	(220)	(228)
Depreciation and amortisation	(95)	(102)	(101)	(92)	(97)	(103)	(97)	(105)

Net operating income	936	998	929	1,058	1,128	1,066	1,315	1,227

Net loan loss provisions	(109)	(167)	(121)	(228)	(149)	(290)	(301)	(172)
Other income	(1)	(5)	(1)	(11)	34	80	(53)	(38)

Income before taxes (ordinary)	826	826	806	818	1,012	856	961	1,016

Corporate income tax	(232)	(222)	(243)	(227)	(298)	(244)	(287)	(284)

Net income from ordinary activity	594	604	563	591	715	612	673	733

Net income from discontinued operations	34	24	22	39	40	45	31	26

Net consolidated income (ordinary)	628	628	585	630	755	657	704	759

Minority interests	33	36	26	55	46	58	29	42

Attributable income to the Group (ordinary)	595	592	559	575	709	599	675	717

Net extraordinary gains and writedowns	—	—	—	—	—	—	—	674

Attributable income to the Group	595	592	559	575	709	599	675	1,391

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06

Balance sheet
Loans and credits*	138,744	148,307	151,059	159,804	170,661	183,799	196,727	207,781
Trading portfolio (w/o loans)	17,639	25,525	23,874	25,382	23,432	30,448	29,123	32,919
Available-for-sale financial assets	9,303	10,263	9,771	9,799	11,727	12,047	12,718	12,033
Due from credit institutions*	49,457	44,193	43,541	49,671	44,416	45,473	49,601	52,555
Intangible assets and property and equipment	3,463	3,497	3,552	3,666	4,003	4,328	4,589	3,880
Other assets	17,368	12,049	12,666	11,113	10,848	11,209	13,187	13,021

Total assets/liabilities & shareholders’ equity	235,973	243,835	244,463	259,435	265,087	287,304	305,947	322,188

Customer deposits*	96,810	95,335	97,544	99,509	101,260	103,024	111,747	115,537
Marketable debt securities*	17,196	18,162	20,223	20,434	24,184	26,243	28,630	31,161
Subordinated debt	1,570	2,279	1,615	1,620	1,616	1,602	2,124	1,913
Insurance liabilities	3,054	3,076	3,090	3,619	3,607	3,658	4,069	4,788
Due to credit institutions*	40,191	41,372	41,403	54,041	41,723	46,423	48,149	54,682
Other liabilities	66,502	72,927	69,800	67,979	79,412	92,871	97,406	100,061
Shareholders’ equity	10,651	10,685	10,787	12,233	13,288	13,484	13,822	14,046

Off-balance-sheet funds	82,403	85,000	88,109	89,959	93,917	93,262	95,533	94,601

Mutual funds	71,243	73,432	75,312	75,126	77,463	76,677	78,253	77,526
Pension funds	7,429	7,611	8,298	8,913	9,047	8,887	9,201	9,950
Managed portfolios	3,731	3,957	4,499	5,920	7,407	7,698	8,079	7,125

Customer funds under management	201,032	203,851	210,582	215,140	224,583	227,789	242,103	248,001

Total managed funds	318,376	328,835	332,572	349,393	359,004	380,566	401,480	416,790

(*).-	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.61	0.59	0.58	0.57	0.56	0.54	0.55	0.53
NPL coverage	286.12	299.57	311.67	317.86	322.28	330.79	325.24	328.37

Retail Banking
Million euros

			Variation
	2006	2005	Amount	%

Income statement
Net interest income	12,372	10,639	1,733	16.3

Income from companies accounted for by the equity method	16	35	(19)	(54.4)
Net fees	5,936	5,169	767	14.8
Insurance activity	0	—	0	—

Commercial revenue	18,324	15,843	2,481	15.7

Gains (losses) on financial transactions	1,052	928	124	13.4

Gross operating income	19,376	16,770	2,605	15.5

Income from non-financial services (net) and other operating income	(10)	25	(35)	—
Operating costs	(9,439)	(8,971)	(468)	5.2
General administrative expenses	(8,590)	(8,104)	(485)	6.0
Personnel	(5,145)	(4,896)	(249)	5.1
Other administrative expenses	(3,445)	(3,209)	(236)	7.4
Depreciation and amortisation	(849)	(867)	17	(2.0)

Net operating income	9,927	7,825	2,102	26.9

Net loan loss provisions	(2,260)	(1,495)	(766)	51.2
Other income	(231)	(341)	110	(32.3)

Income before taxes (ordinary)	7,436	5,989	1,446	24.1

			Variation
	31.12.06	31.12.05	Amount	%

Business volumes
Total assets	673,426	624,040	49,386	7.9
Loans and credits	477,392	404,656	72,736	18.0
Customer deposits	296,074	268,226	27,848	10.4

Retail Banking
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement
Net interest income	2,381	2,599	2,722	2,937	2,907	3,029	3,152	3,283

Income from companies accounted for by the equity method	6	8	9	11	5	4	3	4
Net fees	1,187	1,247	1,348	1,387	1,417	1,466	1,493	1,560
Insurance activity	—	—	—	—	—	—	—	0

Commercial revenue	3,574	3,854	4,078	4,336	4,329	4,498	4,649	4,848

Gains (losses) on financial transactions	256	285	220	168	288	265	245	254

Gross operating income	3,830	4,139	4,298	4,503	4,617	4,763	4,894	5,101

Income from non-financial services (net) and other operating income	20	(8)	(4)	17	10	(14)	13	(20)
Operating costs	(2,157)	(2,207)	(2,253)	(2,353)	(2,307)	(2,300)	(2,360)	(2,471)
General administrative expenses	(1,953)	(1,994)	(2,031)	(2,127)	(2,101)	(2,084)	(2,159)	(2,246)
Personnel	(1,188)	(1,208)	(1,216)	(1,284)	(1,272)	(1,272)	(1,281)	(1,319)
Other administrative expenses	(765)	(786)	(815)	(843)	(829)	(812)	(878)	(926)
Depreciation and amortisation	(205)	(213)	(223)	(226)	(206)	(216)	(202)	(226)

Net operating income	1,693	1,924	2,041	2,167	2,320	2,449	2,547	2,611

Net loan loss provisions	(273)	(395)	(368)	(458)	(446)	(637)	(542)	(635)
Other income	(42)	(15)	(88)	(196)	(15)	(64)	(73)	(79)

Income before taxes (ordinary)	1,378	1,513	1,585	1,513	1,859	1,748	1,932	1,896

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06

Business volumes
Total assets	558,987	576,810	606,883	624,040	641,055	668,173	649,371	673,426
Loans and credits	353,834	374,178	394,137	404,656	419,411	441,431	453,363	477,392
Customer deposits	235,474	258,893	264,528	268,226	267,927	271,269	284,462	296,074

Retail Banking Continental Europe
Million euros

			Variation
	2006	2005	Amount	%

Income statement
Net interest income	5,699	5,009	690	13.8

Income from companies accounted for by the equity method	6	26	(20)	(77.9)
Net fees	3,004	2,773	231	8.3
Insurance activity	—	—	—	—

Commercial revenue	8,709	7,807	902	11.5

Gains (losses) on financial transactions	433	357	76	21.3

Gross operating income	9,142	8,164	978	12.0

Income from non-financial services (net) and other operating income	41	56	(15)	(26.4)
Operating costs	(3,952)	(3,702)	(250)	6.7
General administrative expenses	(3,471)	(3,251)	(220)	6.8
Personnel	(2,389)	(2,259)	(130)	5.7
Other administrative expenses	(1,082)	(992)	(90)	9.1
Depreciation and amortisation	(481)	(451)	(30)	6.6

Net operating income	5,232	4,518	713	15.8

Net loan loss provisions	(1,001)	(897)	(103)	11.5
Other income	12	(33)	46	—

Income before taxes (ordinary)	4,243	3,587	656	18.3

Retail Banking Continental Europe
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement
Net interest income	1,176	1,249	1,275	1,309	1,335	1,407	1,448	1,509

Income from companies accounted for by the equity method	5	4	7	9	2	0	2	2
Net fees	666	690	705	712	703	742	769	790
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	1,847	1,944	1,986	2,030	2,040	2,150	2,219	2,300

Gains (losses) on financial transactions	94	118	62	84	129	113	71	120

Gross operating income	1,940	2,061	2,048	2,114	2,169	2,263	2,289	2,421

Income from non-financial services (net) and other operating income	15	12	11	19	13	(7)	17	18
Operating costs	(907)	(928)	(928)	(940)	(960)	(980)	(979)	(1,032)
General administrative expenses	(796)	(812)	(811)	(832)	(846)	(859)	(860)	(907)
Personnel	(562)	(569)	(560)	(569)	(587)	(594)	(594)	(614)
Other administrative expenses	(234)	(243)	(251)	(263)	(259)	(264)	(266)	(293)
Depreciation and amortisation	(111)	(116)	(116)	(108)	(115)	(122)	(120)	(125)

Net operating income	1,048	1,145	1,131	1,194	1,222	1,276	1,327	1,407

Net loan loss provisions	(168)	(255)	(209)	(265)	(203)	(318)	(248)	(231)
Other income	(8)	(5)	5	(25)	(9)	52	(8)	(24)

Income before taxes (ordinary)	872	885	927	904	1,010	1,010	1,071	1,152

Retail Banking Spain
Million euros

			Variation
	2006	2005	Amount	%

Income statement
Net interest income	4,029	3,468	560	16.1

Income from companies accounted for by the equity method	6	26	(20)	(77.9)
Net fees	2,405	2,275	130	5.7
Insurance activity	—	—	—	—

Commercial revenue	6,440	5,769	671	11.6

Gains (losses) on financial transactions	374	351	23	6.6

Gross operating income	6,814	6,120	694	11.3

Income from non-financial services (net) and other operating income	29	43	(14)	(33.1)
Operating costs	(2,979)	(2,840)	(139)	4.9
General administrative expenses	(2,615)	(2,486)	(129)	5.2
Personnel	(1,902)	(1,816)	(86)	4.8
Other administrative expenses	(713)	(670)	(43)	6.4
Depreciation and amortisation	(364)	(354)	(10)	2.7

Net operating income	3,863	3,323	541	16.3

Net loan loss provisions	(676)	(580)	(97)	16.7
Other income	41	(5)	46	—

Income before taxes (ordinary)	3,228	2,738	491	17.9

Retail Banking Spain
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement
Net interest income	817	856	885	911	940	993	1,019	1,078

Income from companies accounted for by the equity method	5	4	7	9	2	0	2	2
Net fees	544	564	570	596	554	594	616	641
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	1,366	1,425	1,461	1,516	1,495	1,587	1,637	1,721

Gains (losses) on financial transactions	84	122	68	77	115	106	71	82

Gross operating income	1,450	1,547	1,530	1,593	1,610	1,693	1,708	1,803

Income from non-financial services (net) and other operating income	13	10	8	13	11	(10)	16	12
Operating costs	(701)	(712)	(711)	(716)	(733)	(745)	(742)	(759)
General administrative expenses	(614)	(620)	(619)	(633)	(645)	(651)	(650)	(669)
Personnel	(453)	(456)	(448)	(458)	(470)	(477)	(472)	(482)
Other administrative expenses	(161)	(164)	(171)	(174)	(174)	(174)	(178)	(186)
Depreciation and amortisation	(87)	(92)	(92)	(83)	(89)	(94)	(92)	(90)

Net operating income	762	845	826	890	887	938	982	1,057

Net loan loss provisions	(110)	(157)	(130)	(183)	(138)	(231)	(158)	(149)
Other income	(2)	(3)	1	(1)	(2)	59	(16)	(0)

Income before taxes (ordinary)	650	684	697	706	747	766	807	908

Retail Banking Portugal
Million euros

			Variation
	2006	2005	Amount	%

Income statement
Net interest income	637	621	16	2.6

Income from companies accounted for by the equity method	—	—	—	—
Net fees	310	266	44	16.7
Insurance activity	—	—	—	—

Commercial revenue	947	887	60	6.8

Gains (losses) on financial transactions	28	(6)	34	—

Gross operating income	975	880	95	10.7

Income from non-financial services (net) and other operating income	(11)	(6)	(5)	90.3
Operating costs	(486)	(450)	(35)	7.9
General administrative expenses	(424)	(395)	(29)	7.4
Personnel	(275)	(257)	(18)	7.1
Other administrative expenses	(149)	(138)	(11)	7.9
Depreciation and amortisation	(62)	(56)	(6)	11.2

Net operating income	479	424	54	12.8

Net loan loss provisions	(41)	(53)	12	(22.3)
Other income	(8)	(18)	10	(54.4)

Income before taxes (ordinary)	429	353	76	21.5

Retail Banking Portugal
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement

Net interest income	148	164	150	158	155	163	163	156

Income from companies accounted for by the equity method	—	—	—	—	—	—	—	—
Net fees	65	65	73	62	81	77	76	76
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	213	230	223	220	236	240	238	233

Gains (losses) on financial transactions	11	(5)	(5)	(8)	9	(2)	(1)	23

Gross operating income	224	225	218	213	245	237	237	255

Income from non-financial services (net) and other operating income	(2)	(2)	(2)	2	(3)	(3)	(3)	(2)
Operating costs	(112)	(115)	(111)	(113)	(113)	(118)	(117)	(138)
General administrative expenses	(99)	(101)	(97)	(98)	(98)	(103)	(102)	(121)
Personnel	(66)	(67)	(63)	(61)	(66)	(66)	(67)	(76)
Other administrative expenses	(33)	(34)	(34)	(37)	(32)	(36)	(35)	(46)
Depreciation and amortisation	(13)	(14)	(14)	(15)	(15)	(15)	(15)	(17)

Net operating income	110	108	105	102	129	117	117	115

Net loan loss provisions	(3)	(35)	(13)	(2)	3	(22)	(19)	(3)
Other income	1	(4)	2	(18)	(5)	(4)	10	(10)

Income before taxes (ordinary)	109	69	94	82	128	91	109	101

Other information

Spread	2.94	2.95	2.92	2.84	2.85	2.84	2.80	2.79

Spread loans	1.86	1.84	1.78	1.72	1.66	1.63	1.56	1.53
Spread deposits	1.08	1.11	1.14	1.12	1.19	1.21	1.24	1.26

Retail Banking United Kingdom (Abbey)
Million euros

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	2,079	2,059	20	1.0

Income from companies accounted for by the equity method	3	2	1	20.4
Net fees	888	825	63	7.7
Insurance activity	0	—	0	—

Commercial revenue	2,970	2,886	84	2.9

Gains (losses) on financial transactions	423	346	77	22.4

Gross operating income	3,394	3,232	162	5.0

Income from non-financial services (net) and other operating income	38	36	2	5.9
Operating costs	(1,888)	(2,040)	152	(7.4)
General administrative expenses	(1,785)	(1,925)	140	(7.3)
Personnel	(1,017)	(1,081)	64	(6.0)
Other administrative expenses	(768)	(844)	76	(9.0)
Depreciation and amortisation	(104)	(115)	11	(10.0)

Net operating income	1,544	1,228	316	25.7

Net loan loss provisions	(387)	(318)	(69)	21.6
Other income	(2)	76	(78)	—

Income before taxes (ordinary)	1,155	986	169	17.1

Retail Banking United Kingdom (Abbey)
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement

Net interest income	462	512	531	553	503	516	526	533

Income from companies accounted for by the equity method	1	1	0	1	1	1	1	0
Net fees	190	198	216	221	221	219	227	221
Insurance activity	—	—	—	—	—	—	—	0

Commercial revenue	653	711	747	775	725	737	754	755

Gains (losses) on financial transactions	71	123	74	78	108	75	117	124

Gross operating income	724	835	821	852	832	812	871	879

Income from non-financial services (net) and other operating income	18	(1)	8	12	14	12	11	1
Operating costs	(547)	(505)	(492)	(496)	(479)	(458)	(473)	(479)
General administrative expenses	(520)	(476)	(465)	(464)	(452)	(431)	(451)	(450)
Personnel	(280)	(262)	(256)	(284)	(260)	(252)	(253)	(252)
Other administrative expenses	(241)	(214)	(209)	(180)	(192)	(179)	(197)	(199)
Depreciation and amortisation	(27)	(29)	(27)	(32)	(26)	(27)	(22)	(28)

Net operating income	195	329	336	368	368	366	409	401

Net loan loss provisions	(58)	(101)	(86)	(74)	(88)	(115)	(103)	(80)
Other income	19	41	4	11	(1)	(1)	1	(0)

Income before taxes (ordinary)	156	270	255	305	278	250	306	321

Other information

Spread	1.46	1.44	1.46	1.45	1.44	1.47	1.46	1.48

Spread loans	0.71	0.70	0.72	0.72	0.72	0.73	0.70	0.69
Spread deposits	0.75	0.74	0.74	0.73	0.72	0.74	0.76	0.79

Retail Banking United Kingdom (Abbey)
Million pound sterling

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	1,418	1,408	10	0.7

Income from companies accounted for by the equity method	2	2	0	20.1
Net fees	606	564	42	7.4
Insurance activity	0	—	0	—

Commercial revenue	2,025	1,974	52	2.6

Gains (losses) on financial transactions	289	236	52	22.0

Gross operating income	2,314	2,210	104	4.7

Income from non-financial services (net) and other operating income	26	25	1	5.6
Operating costs	(1,287)	(1,395)	108	(7.7)
General administrative expenses	(1,217)	(1,316)	100	(7.6)
Personnel	(693)	(740)	46	(6.2)
Other administrative expenses	(523)	(577)	53	(9.3)
Depreciation and amortisation	(71)	(79)	8	(10.2)

Net operating income	1,053	840	213	25.3

Net loan loss provisions	(264)	(218)	(46)	21.3
Other income	(1)	52	(53)	—

Income before taxes (ordinary)	788	674	113	16.8

Retail Banking United Kingdom (Abbey)
Million pound sterling

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement

Net interest income	321	348	363	376	345	355	358	359

Income from companies accounted for by the equity method	0	1	0	0	1	1	0	0
Net fees	132	135	148	150	152	151	154	149
Insurance activity	—	—	—	—	—	—	—	0

Commercial revenue	453	483	511	527	497	507	512	508

Gains (losses) on financial transactions	49	84	50	53	74	51	80	84

Gross operating income	502	567	561	580	571	559	592	592

Income from non-financial services (net) and other operating income	13	(1)	5	8	9	9	7	1
Operating costs	(379)	(342)	(336)	(337)	(328)	(315)	(321)	(323)
General administrative expenses	(361)	(323)	(318)	(315)	(310)	(297)	(306)	(303)
Personnel	(194)	(177)	(175)	(193)	(178)	(173)	(172)	(170)
Other administrative expenses	(167)	(145)	(143)	(122)	(132)	(123)	(134)	(134)
Depreciation and amortisation	(19)	(19)	(18)	(22)	(18)	(18)	(15)	(19)

Net operating income	135	224	230	250	252	252	278	270

Net loan loss provisions	(40)	(69)	(58)	(50)	(61)	(79)	(70)	(54)
Other income	13	28	3	8	(1)	(1)	1	(0)

Income before taxes (ordinary)	108	184	174	208	191	172	208	217

Retail Banking Latin America
Million euros

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	4,594	3,571	1,023	28.6

Income from companies accounted for by the equity method	7	7	0	6.8
Net fees	2,044	1,571	472	30.1
Insurance activity	—	—	—	—

Commercial revenue	6,645	5,149	1,495	29.0

Gains (losses) on financial transactions	195	225	(29)	(13.1)

Gross operating income	6,840	5,374	1,466	27.3

Income from non-financial services (net) and other operating income	(90)	(67)	(23)	33.9
Operating costs	(3,599)	(3,229)	(370)	11.5
General administrative expenses	(3,334)	(2,928)	(406)	13.9
Personnel	(1,739)	(1,555)	(184)	11.8
Other administrative expenses	(1,595)	(1,373)	(222)	16.1
Depreciation and amortisation	(265)	(301)	36	(11.8)

Net operating income	3,151	2,078	1,073	51.6

Net loan loss provisions	(873)	(279)	(594)	212.7
Other income	(242)	(383)	142	(37.0)

Income before taxes (ordinary)	2,037	1,416	621	43.9

Retail Banking Latin America
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement

Net interest income	743	838	917	1,074	1,069	1,105	1,178	1,241

Income from companies accounted for by the equity method	0	3	2	2	2	2	1	2
Net fees	332	358	427	454	493	504	497	549
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	1,075	1,199	1,345	1,531	1,565	1,612	1,676	1,793

Gains (losses) on financial transactions	92	44	84	6	51	77	58	9

Gross operating income	1,166	1,243	1,429	1,536	1,616	1,689	1,734	1,802

Income from non-financial services (net) and other operating income	(13)	(18)	(22)	(13)	(17)	(19)	(15)	(39)
Operating costs	(703)	(775)	(833)	(917)	(869)	(862)	(908)	(960)
General administrative expenses	(636)	(706)	(754)	(831)	(803)	(795)	(848)	(888)
Personnel	(346)	(378)	(399)	(431)	(425)	(426)	(434)	(454)
Other administrative expenses	(290)	(329)	(355)	(400)	(378)	(369)	(414)	(434)
Depreciation and amortisation	(67)	(69)	(79)	(86)	(65)	(67)	(60)	(72)

Net operating income	450	449	573	606	730	807	811	802

Net loan loss provisions	(48)	(39)	(73)	(120)	(155)	(203)	(190)	(324)
Other income	(53)	(52)	(97)	(182)	(5)	(115)	(66)	(55)

Income before taxes (ordinary)	349	359	404	304	571	488	555	423

Retail Banking Latin America
Million dollars

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	5,758	4,441	1,318	29.7

Income from companies accounted for by the equity method	9	8	1	7.7
Net fees	2,562	1,954	608	31.1
Insurance activity	—	—	—	—

Commercial revenue	8,329	6,403	1,926	30.1

Gains (losses) on financial transactions	245	280	(35)	(12.4)

Gross operating income	8,574	6,683	1,891	28.3

Income from non-financial services (net) and other operating income	(113)	(84)	(29)	34.9
Operating costs	(4,511)	(4,015)	(496)	12.4
General administrative expenses	(4,179)	(3,641)	(538)	14.8
Personnel	(2,180)	(1,934)	(246)	12.7
Other administrative expenses	(1,999)	(1,708)	(291)	17.1
Depreciation and amortisation	(332)	(374)	42	(11.1)

Net operating income	3,950	2,584	1,366	52.9

Net loan loss provisions	(1,094)	(347)	(747)	215.2
Other income	(303)	(477)	174	(36.5)

Income before taxes (ordinary)	2,554	1,761	793	45.0

Retail Banking Latin America
Million dollars

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement

Net interest income	974	1,057	1,120	1,290	1,285	1,386	1,497	1,591

Income from companies accounted for by the equity method	1	4	2	2	3	3	1	2
Net fees	435	452	523	545	593	632	632	704
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	1,409	1,512	1,644	1,837	1,880	2,021	2,131	2,297

Gains (losses) on financial transactions	120	54	103	3	62	96	74	14

Gross operating income	1,529	1,566	1,747	1,840	1,942	2,117	2,205	2,311

Income from non-financial services (net) and other operating income	(17)	(23)	(27)	(16)	(20)	(24)	(19)	(50)
Operating costs	(922)	(977)	(1,017)	(1,098)	(1,044)	(1,082)	(1,155)	(1,231)
General administrative expenses	(834)	(891)	(921)	(996)	(965)	(997)	(1,078)	(1,139)
Personnel	(454)	(476)	(487)	(516)	(511)	(534)	(552)	(582)
Other administrative expenses	(380)	(415)	(433)	(479)	(454)	(463)	(526)	(557)
Depreciation and amortisation	(88)	(86)	(97)	(103)	(79)	(84)	(77)	(93)

Net operating income	590	566	703	726	878	1,011	1,031	1,030

Net loan loss provisions	(63)	(49)	(90)	(146)	(186)	(254)	(242)	(412)
Other income	(69)	(65)	(119)	(223)	(6)	(142)	(84)	(71)

Income before taxes (ordinary)	458	452	493	358	686	615	706	547

Retail Banking Brazil
Million euros

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	1,586	1,273	312	24.5

Income from companies accounted for by the equity method	1	1	(0)	(3.1)
Net fees	870	623	247	39.6
Insurance activity	—	—	—	—

Commercial revenue	2,457	1,898	559	29.5

Gains (losses) on financial transactions	170	221	(51)	(23.3)

Gross operating income	2,627	2,119	508	24.0

Income from non-financial services (net) and other operating income	(3)	(1)	(1)	95.8
Operating costs	(1,479)	(1,361)	(118)	8.7
General administrative expenses	(1,377)	(1,212)	(165)	13.6
Personnel	(689)	(646)	(43)	6.6
Other administrative expenses	(688)	(566)	(123)	21.7
Depreciation and amortisation	(102)	(149)	47	(31.5)

Net operating income	1,145	757	388	51.2

Net loan loss provisions	(481)	(144)	(337)	234.6
Other income	(208)	(226)	19	(8.2)

Income before taxes (ordinary)	456	387	69	17.9

Retail Banking Brazil
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement

Net interest income	265	286	322	401	398	377	380	431

Income from companies accounted for by the equity method	0	0	0	1	1	0	(0)	0
Net fees	121	135	179	188	204	214	211	241
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	386	422	501	590	603	592	591	672

Gains (losses) on financial transactions	41	53	91	37	26	72	75	(4)

Gross operating income	427	475	592	626	629	664	666	668

Income from non-financial services (net) and other operating income	2	(4)	(1)	2	4	5	8	(20)
Operating costs	(294)	(319)	(354)	(393)	(364)	(361)	(377)	(377)
General administrative expenses	(260)	(288)	(314)	(350)	(339)	(337)	(353)	(348)
Personnel	(144)	(148)	(171)	(184)	(174)	(172)	(171)	(173)
Other administrative expenses	(116)	(139)	(144)	(166)	(165)	(165)	(183)	(176)
Depreciation and amortisation	(34)	(32)	(40)	(43)	(26)	(24)	(23)	(29)

Net operating income	135	151	236	235	269	308	297	271

Net loan loss provisions	(24)	(17)	(35)	(68)	(91)	(123)	(91)	(176)
Other income	3	(30)	(50)	(150)	1	(66)	(52)	(90)

Income before taxes (ordinary)	115	105	151	17	179	119	154	5

Other information

Spread	17.49	17.06	17.83	18.33	20.17	19.84	18.58	17.41

Spread loans	14.68	14.15	15.12	15.87	17.71	17.78	16.70	15.77
Spread deposits	2.81	2.91	2.71	2.46	2.46	2.06	1.88	1.64

Retail Banking Brazil
Million dollars

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	1,988	1,584	404	25.5

Income from companies accounted for by the equity method	2	2	(0)	(2.3)
Net fees	1,091	775	316	40.8
Insurance activity	—	—	—	—

Commercial revenue	3,080	2,360	720	30.5

Gains (losses) on financial transactions	213	275	(62)	(22.7)

Gross operating income	3,293	2,636	658	24.9

Income from non-financial services (net) and other operating income	(3)	(2)	(2)	97.4
Operating costs	(1,854)	(1,692)	(162)	9.6
General administrative expenses	(1,727)	(1,508)	(219)	14.5
Personnel	(864)	(804)	(60)	7.4
Other administrative expenses	(863)	(704)	(159)	22.6
Depreciation and amortisation	(127)	(185)	57	(31.0)

Net operating income	1,436	942	494	52.5

Net loan loss provisions	(603)	(179)	(424)	237.3
Other income	(261)	(282)	21	(7.5)

Income before taxes (ordinary)	572	481	91	18.8

Retail Banking Brazil
Million dollars

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement

Net interest income	348	360	393	483	478	474	484	552

Income from companies accounted for by the equity method	0	1	0	1	1	1	(0)	0
Net fees	158	171	220	226	245	269	269	308
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	506	532	613	710	725	743	752	860

Gains (losses) on financial transactions	53	67	113	42	32	90	95	(3)

Gross operating income	559	599	726	752	756	833	847	857

Income from non-financial services (net) and other operating income	2	(5)	(2)	3	5	7	10	(25)
Operating costs	(385)	(403)	(433)	(471)	(438)	(453)	(479)	(484)
General administrative expenses	(341)	(363)	(384)	(420)	(407)	(423)	(449)	(447)
Personnel	(188)	(187)	(209)	(220)	(209)	(216)	(217)	(222)
Other administrative expenses	(153)	(176)	(175)	(200)	(198)	(207)	(232)	(226)
Depreciation and amortisation	(45)	(40)	(49)	(51)	(31)	(30)	(30)	(37)

Net operating income	177	191	291	283	323	386	378	349

Net loan loss provisions	(31)	(21)	(44)	(83)	(110)	(154)	(116)	(223)
Other income	5	(38)	(63)	(185)	1	(81)	(66)	(114)

Income before taxes (ordinary)	150	131	185	15	215	151	196	11

Retail Banking Brazil
Million brazilian real

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	4,324	3,829	495	12.9

Income from companies accounted for by the equity method	4	4	(1)	(12.1)
Net fees	2,373	1,874	499	26.7
Insurance activity	—	—	—	—

Commercial revenue	6,702	5,707	994	17.4

Gains (losses) on financial transactions	463	666	(202)	(30.4)

Gross operating income	7,165	6,373	792	12.4

Income from non-financial services (net) and other operating income	(7)	(4)	(3)	77.6
Operating costs	(4,034)	(4,092)	58	(1.4)
General administrative expenses	(3,757)	(3,645)	(111)	3.1
Personnel	(1,879)	(1,944)	65	(3.3)
Other administrative expenses	(1,877)	(1,701)	(176)	10.3
Depreciation and amortisation	(277)	(447)	169	(37.9)

Net operating income	3,124	2,277	847	37.2

Net loan loss provisions	(1,312)	(432)	(880)	203.5
Other income	(567)	(681)	114	(16.7)

Income before taxes (ordinary)	1,245	1,164	81	6.9

Retail Banking Brazil
Million brazilian real

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement

Net interest income	927	888	916	1,098	1,049	1,036	1,050	1,190

Income from companies accounted for by the equity method	0	2	1	2	2	1	(0)	1
Net fees	421	422	518	513	538	588	583	665
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	1,348	1,312	1,435	1,613	1,588	1,625	1,633	1,855

Gains (losses) on financial transactions	142	166	270	87	70	196	206	(8)

Gross operating income	1,490	1,478	1,704	1,700	1,658	1,821	1,839	1,847

Income from non-financial services (net) and other operating income	7	(13)	(4)	6	10	15	22	(54)
Operating costs	(1,026)	(993)	(1,009)	(1,064)	(960)	(991)	(1,040)	(1,043)
General administrative expenses	(908)	(895)	(894)	(948)	(893)	(925)	(975)	(964)
Personnel	(501)	(459)	(487)	(497)	(458)	(472)	(472)	(477)
Other administrative expenses	(407)	(436)	(408)	(452)	(435)	(453)	(503)	(486)
Depreciation and amortisation	(119)	(98)	(114)	(115)	(68)	(67)	(64)	(79)

Net operating income	471	471	692	643	708	844	821	751

Net loan loss provisions	(83)	(51)	(104)	(195)	(240)	(337)	(252)	(483)
Other income	12	(98)	(153)	(442)	3	(178)	(144)	(248)

Income before taxes (ordinary)	400	322	435	7	471	329	425	20

Retail Banking Mexico
Million euros

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	1,283	902	381	42.3

Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	402	326	76	23.2
Insurance activity	—	—	—	—

Commercial revenue	1,685	1,228	457	37.2

Gains (losses) on financial transactions	16	(23)	39	—

Gross operating income	1,701	1,205	496	41.1

Income from non-financial services (net) and other operating income	(51)	(41)	(10)	25.8
Operating costs	(830)	(747)	(83)	11.1
General administrative expenses	(767)	(688)	(79)	11.5
Personnel	(357)	(319)	(38)	11.9
Other administrative expenses	(410)	(369)	(41)	11.1
Depreciation and amortisation	(63)	(59)	(4)	6.3

Net operating income	820	417	402	96.4

Net loan loss provisions	(197)	(40)	(157)	391.0
Other income	0	(57)	57	—

Income before taxes (ordinary)	623	320	303	94.7

Retail Banking Mexico
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement

Net interest income	189	214	230	268	283	279	342	379

Income from companies accounted for by the equity method	0	—	—	—	—	—	—	—
Net fees	75	81	80	90	104	97	94	107
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	264	296	310	358	387	376	436	486

Gains (losses) on financial transactions	8	(23)	5	(14)	8	13	(7)	2

Gross operating income	273	273	315	345	395	389	429	488

Income from non-financial services (net) and other operating income	(10)	(11)	(13)	(7)	(11)	(15)	(12)	(13)
Operating costs	(162)	(181)	(187)	(217)	(201)	(186)	(210)	(233)
General administrative expenses	(150)	(167)	(173)	(198)	(186)	(172)	(194)	(215)
Personnel	(75)	(82)	(79)	(83)	(92)	(85)	(89)	(91)
Other administrative expenses	(75)	(86)	(93)	(115)	(94)	(87)	(105)	(123)
Depreciation and amortisation	(12)	(14)	(15)	(19)	(15)	(14)	(16)	(18)

Net operating income	100	81	114	121	183	188	206	243

Net loan loss provisions	(9)	(10)	(9)	(12)	(25)	(37)	(44)	(90)
Other income	(11)	1	(28)	(19)	(14)	(1)	(5)	21

Income before taxes (ordinary)	80	72	78	91	143	149	158	173

Other information
Spread	10.87	11.30	11.06	11.19	11.19	11.85	13.22	13.77

Spread loans	6.85	7.40	7.34	7.62	7.94	8.87	10.15	10.51
Spread deposits	4.02	3.90	3.72	3.57	3.25	2.98	3.07	3.26

Retail Banking Mexico
Million dollars

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	1,608	1,122	487	43.4

Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	504	406	98	24.2
Insurance activity	—	—	—	—

Commercial revenue	2,112	1,527	585	38.3

Gains (losses) on financial transactions	20	(28)	48	—

Gross operating income	2,132	1,499	633	42.3

Income from non-financial services (net) and other operating income	(64)	(50)	(14)	26.8
Operating costs	(1,041)	(929)	(111)	12.0
General administrative expenses	(962)	(856)	(106)	12.4
Personnel	(448)	(397)	(51)	12.8
Other administrative expenses	(514)	(459)	(55)	12.0
Depreciation and amortisation	(79)	(74)	(5)	7.2

Net operating income	1,027	519	509	98.0

Net loan loss provisions	(246)	(50)	(197)	394.9
Other income	1	(71)	71	—

Income before taxes (ordinary)	782	398	383	96.2

Retail Banking Mexico
Million dollars

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement

Net interest income	248	270	281	322	340	350	434	485

Income from companies accounted for by the equity method	0	(0)	(0)	(0)	—	—	—	—
Net fees	98	103	97	108	125	122	119	137
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	347	373	378	430	465	472	553	622

Gains (losses) on financial transactions	11	(29)	7	(17)	10	16	(8)	2

Gross operating income	357	344	385	413	475	488	545	624

Income from non-financial services (net) and other operating income	(13)	(14)	(16)	(8)	(14)	(19)	(15)	(16)
Operating costs	(213)	(228)	(229)	(260)	(242)	(234)	(267)	(298)
General administrative expenses	(197)	(211)	(211)	(237)	(223)	(216)	(247)	(275)
Personnel	(98)	(103)	(97)	(99)	(111)	(107)	(113)	(117)
Other administrative expenses	(98)	(108)	(114)	(139)	(113)	(110)	(134)	(158)
Depreciation and amortisation	(16)	(17)	(18)	(23)	(18)	(18)	(21)	(23)

Net operating income	131	102	140	146	219	236	262	310

Net loan loss provisions	(12)	(13)	(11)	(15)	(30)	(46)	(56)	(114)
Other income	(15)	1	(35)	(23)	(17)	(2)	(6)	26

Income before taxes (ordinary)	105	90	94	109	172	187	200	222

Retail Banking Mexico
Million new mexican peso

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	17,522	12,206	5,316	43.5

Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	5,487	4,413	1,074	24.3
Insurance activity	—	—	—	—

Commercial revenue	23,009	16,619	6,389	38.4

Gains (losses) on financial transactions	216	(310)	526	—

Gross operating income	23,224	16,310	6,915	42.4

Income from non-financial services (net) and other operating income	(696)	(549)	(148)	26.9
Operating costs	(11,337)	(10,115)	(1,222)	12.1
General administrative expenses	(10,475)	(9,311)	(1,164)	12.5
Personnel	(4,876)	(4,318)	(559)	12.9
Other administrative expenses	(5,599)	(4,994)	(605)	12.1
Depreciation and amortisation	(862)	(804)	(58)	7.3

Net operating income	11,191	5,646	5,545	98.2

Net loan loss provisions	(2,684)	(542)	(2,142)	395.4
Other income	7	(770)	777	—

Income before taxes (ordinary)	8,513	4,334	4,179	96.4

Retail Banking Mexico
Million new mexican peso

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement

Net interest income	2,773	2,964	3,008	3,461	3,601	3,898	4,742	5,280

Income from companies accounted for by the equity method	0	(0)	(0)	(0)	—	—	—	—
Net fees	1,101	1,125	1,033	1,154	1,325	1,361	1,305	1,497
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	3,874	4,089	4,041	4,615	4,925	5,259	6,047	6,777

Gains (losses) on financial transactions	123	(327)	76	(182)	105	178	(92)	25

Gross operating income	3,997	3,762	4,117	4,433	5,030	5,437	5,955	6,802

Income from non-financial services (net) and other operating income	(149)	(148)	(170)	(81)	(144)	(206)	(168)	(179)
Operating costs	(2,379)	(2,504)	(2,445)	(2,788)	(2,560)	(2,611)	(2,922)	(3,243)
General administrative expenses	(2,198)	(2,313)	(2,254)	(2,546)	(2,368)	(2,414)	(2,697)	(2,997)
Personnel	(1,100)	(1,131)	(1,031)	(1,056)	(1,172)	(1,189)	(1,237)	(1,279)
Other administrative expenses	(1,099)	(1,183)	(1,223)	(1,489)	(1,196)	(1,225)	(1,460)	(1,718)
Depreciation and amortisation	(180)	(190)	(191)	(242)	(192)	(198)	(226)	(246)

Net operating income	1,469	1,110	1,502	1,564	2,326	2,620	2,865	3,380

Net loan loss provisions	(133)	(140)	(113)	(156)	(320)	(513)	(607)	(1,244)
Other income	(162)	17	(381)	(243)	(181)	(24)	(68)	280

Income before taxes (ordinary)	1,174	987	1,008	1,165	1,825	2,083	2,190	2,416

Retail Banking Chile
Million euros

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	858	716	142	19.9

Income from companies accounted for by the equity method	1	1	1	120.6
Net fees	264	206	58	27.9
Insurance activity	—	—	—	—

Commercial revenue	1,123	922	201	21.7

Gains (losses) on financial transactions	(0)	(34)	34	(100.0)

Gross operating income	1,123	889	234	26.4

Income from non-financial services (net) and other operating income	(11)	(6)	(6)	103.1
Operating costs	(498)	(427)	(71)	16.7
General administrative expenses	(455)	(384)	(71)	18.4
Personnel	(291)	(236)	(55)	23.5
Other administrative expenses	(164)	(149)	(15)	10.2
Depreciation and amortisation	(43)	(42)	(1)	1.3

Net operating income	614	457	157	34.4

Net loan loss provisions	(111)	(105)	(7)	6.5
Other income	(7)	(20)	13	(65.9)

Income before taxes (ordinary)	496	332	163	49.2

Retail Banking Chile
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement

Net interest income	129	177	194	217	193	239	236	190

Income from companies accounted for by the equity method	0	0	0	0	0	0	0	0
Net fees	40	44	59	62	63	68	66	66
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	170	221	253	279	257	307	303	256

Gains (losses) on financial transactions	12	2	(18)	(30)	13	(14)	(11)	12

Gross operating income	182	223	235	249	270	294	292	268

Income from non-financial services (net) and other operating income	(0)	(1)	(2)	(2)	(3)	(4)	(2)	(3)
Operating costs	(93)	(102)	(118)	(114)	(117)	(123)	(122)	(136)
General administrative expenses	(84)	(92)	(106)	(103)	(105)	(107)	(116)	(127)
Personnel	(49)	(60)	(62)	(64)	(65)	(69)	(70)	(87)
Other administrative expenses	(34)	(32)	(43)	(39)	(41)	(37)	(46)	(40)
Depreciation and amortisation	(9)	(10)	(12)	(11)	(11)	(17)	(6)	(9)

Net operating income	89	120	116	132	151	167	168	129

Net loan loss provisions	(24)	(18)	(29)	(34)	(30)	(36)	(26)	(20)
Other income	(3)	(17)	(5)	5	(0)	(18)	(29)	41

Income before taxes (ordinary)	62	85	81	104	120	113	113	149

Other information

Spread	5.79	6.01	5.87	5.45	5.71	5.70	5.73	5.56

Spread loans	4.73	5.01	4.89	4.50	4.68	4.56	4.67	4.53
Spread deposits	1.06	1.00	0.98	0.95	1.03	1.14	1.06	1.03

Retail Banking Chile
Million dollars

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	1,076	890	186	20.9

Income from companies accounted for by the equity method	1	1	1	122.4
Net fees	331	256	74	28.9
Insurance activity	—	—	—	—

Commercial revenue	1,408	1,147	261	22.7

Gains (losses) on financial transactions	(0)	(42)	42	(100.0)

Gross operating income	1,408	1,105	302	27.4

Income from non-financial services (net) and other operating income	(14)	(7)	(7)	104.7
Operating costs	(624)	(530)	(93)	17.6
General administrative expenses	(570)	(478)	(92)	19.3
Personnel	(365)	(293)	(72)	24.5
Other administrative expenses	(205)	(185)	(20)	11.1
Depreciation and amortisation	(54)	(52)	(1)	2.1

Net operating income	770	568	202	35.5

Net loan loss provisions	(140)	(130)	(10)	7.3
Other income	(8)	(24)	16	(65.7)

Income before taxes (ordinary)	621	413	208	50.4

Retail Banking Chile
Million dollars

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement

Net interest income	169	223	237	260	232	299	300	245

Income from companies accounted for by the equity method	0	0	0	0	0	1	0	0
Net fees	53	56	73	75	76	85	84	85
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	222	280	310	335	309	384	385	330

Gains (losses) on financial transactions	16	2	(23)	(37)	15	(16)	(13)	15

Gross operating income	238	282	287	298	324	368	371	344

Income from non-financial services (net) and other operating income	(0)	(2)	(2)	(3)	(3)	(5)	(3)	(4)
Operating costs	(122)	(128)	(144)	(137)	(140)	(155)	(155)	(174)
General administrative expenses	(110)	(116)	(129)	(124)	(127)	(134)	(147)	(163)
Personnel	(65)	(76)	(76)	(77)	(78)	(87)	(89)	(111)
Other administrative expenses	(45)	(40)	(53)	(47)	(49)	(47)	(58)	(52)
Depreciation and amortisation	(12)	(12)	(15)	(13)	(13)	(21)	(8)	(11)

Net operating income	116	152	141	159	181	209	213	166

Net loan loss provisions	(32)	(22)	(35)	(41)	(36)	(45)	(33)	(26)
Other income	(3)	(22)	(6)	7	(1)	(22)	(36)	50

Income before taxes (ordinary)	81	108	99	125	144	142	144	191

Retail Banking Chile

Million chilean peso

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	570,530	496,804	73,726	14.8

Income from companies accounted for by the equity method	754	357	397	111.3
Net fees	175,357	143,162	32,195	22.5
Insurance activity	—	—	—	—

Commercial revenue	746,642	640,324	106,318	16.6

Gains (losses) on financial transactions	(11)	(23,346)	23,335	(100.0)

Gross operating income	746,630	616,978	129,652	21.0

Income from non-financial services (net) and other operating income	(7,626)	(3,921)	(3,705)	94.5
Operating costs	(330,843)	(296,072)	(34,771)	11.7
General administrative expenses	(302,424)	(266,780)	(35,644)	13.4
Personnel	(193,563)	(163,637)	(29,927)	18.3
Other administrative expenses	(108,861)	(103,144)	(5,717)	5.5
Depreciation and amortisation	(28,419)	(29,292)	873	(3.0)

Net operating income	408,161	316,984	91,176	28.8

Net loan loss provisions	(74,132)	(72,689)	(1,442)	2.0
Other income	(4,459)	(13,663)	9,205	(67.4)

Income before taxes (ordinary)	329,570	230,632	98,939	42.9

Retail Banking Chile

Million chilean peso

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement

Net interest income	97,709	129,756	131,078	138,262	122,307	157,600	161,319	129,304

Income from companies accounted for by the equity method	212	93	(1)	54	236	303	160	56
Net fees	30,697	32,557	40,286	39,623	40,177	44,732	45,475	44,974
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	128,617	162,406	171,363	177,938	162,720	202,634	206,954	174,334

Gains (losses) on financial transactions	9,258	1,187	(13,206)	(20,585)	7,937	(8,645)	(7,003)	7,700

Gross operating income	137,875	163,593	158,157	157,354	170,657	193,989	199,951	182,034

Income from non-financial services (net) and other operating income	(4)	(1,101)	(1,161)	(1,656)	(1,601)	(2,376)	(1,393)	(2,256)
Operating costs	(70,489)	(74,389)	(79,411)	(71,783)	(73,718)	(81,543)	(83,720)	(91,862)
General administrative expenses	(63,379)	(67,186)	(71,248)	(64,967)	(66,629)	(70,521)	(79,230)	(86,043)
Personnel	(37,492)	(43,893)	(41,829)	(40,422)	(40,890)	(45,896)	(48,158)	(58,619)
Other administrative expenses	(25,886)	(23,293)	(29,419)	(24,545)	(25,739)	(24,626)	(31,072)	(27,425)
Depreciation and amortisation	(7,111)	(7,203)	(8,164)	(6,815)	(7,089)	(11,022)	(4,490)	(5,818)

Net operating income	67,382	88,103	77,584	83,915	95,339	110,069	114,837	87,916

Net loan loss provisions	(18,365)	(12,908)	(19,644)	(21,772)	(19,107)	(23,637)	(17,714)	(13,675)
Other income	(1,922)	(12,763)	(3,348)	4,370	(313)	(11,583)	(19,287)	26,725

Income before taxes (ordinary)	47,095	62,431	54,592	66,513	75,919	74,849	77,836	100,966

Global Wholesale Banking

Million euros

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	1,167	724	443	61.2

Income from companies accounted for by the equity method	—	—	—	—
Net fees	618	488	130	26.7
Insurance activity	—	—	—	—

Commercial revenue	1,785	1,212	573	47.3

Gains (losses) on financial transactions	685	654	31	4.7

Gross operating income	2,470	1,866	604	32.4

Income from non-financial services (net) and other operating income	(31)	(24)	(7)	28.4
Operating costs	(739)	(628)	(111)	17.6
General administrative expenses	(675)	(569)	(105)	18.4
Personnel	(432)	(351)	(81)	23.2
Other administrative expenses	(243)	(219)	(24)	10.8
Depreciation and amortisation	(65)	(59)	(6)	9.9

Net operating income	1,700	1,214	486	40.1

Net loan loss provisions	(298)	(68)	(230)	336.4
Other income	(48)	11	(59)	—

Income before taxes (ordinary)	1,353	1,157	197	17.0

			Variation
	31.12.06	31.12.05	Amount	%

Business volumes
Total assets	148,539	145,163	3,376	2.3
Loans and credits	44,809	30,163	14,646	48.6
Customer deposits	34,653	35,592	(939)	(2.6)

Global Wholesale Banking

Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement

Net interest income	191	164	191	179	255	302	346	263

Income from companies accounted for by the equity method	1	(1)	—	—	—	—	—	—
Net fees	111	128	116	133	153	131	188	146
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	302	291	306	312	408	434	534	410

Gains (losses) on financial transactions	145	249	94	166	234	13	254	183

Gross operating income	447	540	400	479	642	447	788	593

Income from non-financial services (net) and other operating income	(7)	(2)	(8)	(8)	(8)	(8)	(7)	(9)
Operating costs	(148)	(157)	(156)	(167)	(172)	(171)	(181)	(215)
General administrative expenses	(136)	(142)	(143)	(149)	(157)	(156)	(165)	(197)
Personnel	(82)	(87)	(85)	(97)	(97)	(99)	(104)	(132)
Other administrative expenses	(54)	(55)	(58)	(52)	(60)	(57)	(62)	(64)
Depreciation and amortisation	(13)	(15)	(14)	(17)	(15)	(15)	(15)	(19)

Net operating income	292	381	236	304	462	269	600	368

Net loan loss provisions	(19)	10	(3)	(57)	(55)	(62)	(145)	(37)
Other income	8	4	7	(8)	36	15	(39)	(61)

Income before taxes (ordinary)	282	395	241	239	444	222	417	271

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06

Business volumes
Total assets	135,028	133,326	138,907	145,163	137,090	137,695	144,500	148,539
Loans and credits	25,977	27,847	27,264	30,163	31,121	34,308	42,877	44,809
Customer deposits	40,969	34,152	36,017	35,592	35,710	33,427	40,092	34,653

Asset Management and Insurance

Million euros

			Variation
	2006	2005	Amount	%

Income statement

Net interest income	55	45	10	22.2

Income from companies accounted for by the equity method	—	—	—	—
Net fees	680	618	62	10.0
Insurance activity	301	225	77	34.2

Commercial revenue	1,037	888	149	16.8

Gains (losses) on financial transactions	29	27	2	6.2

Gross operating income	1,066	915	151	16.5

Income from non-financial services (net) and other operating income	3	(0)	3	—
Operating costs	(419)	(372)	(47)	12.6
General administrative expenses	(396)	(355)	(42)	11.8
Personnel	(223)	(189)	(33)	17.5
Other administrative expenses	(174)	(165)	(9)	5.2
Depreciation and amortisation	(23)	(18)	(5)	29.9

Net operating income	650	543	107	19.6

Net loan loss provisions	0	0	0	196.3
Other income	(5)	3	(8)	—

Income before taxes (ordinary)	645	546	99	18.1

			Variation
	31.12.06	31.12.05	Amount	%

Business volumes
Total assets	15,667	9,172	6,495	70.8
Loans and credits	171	194	(24)	(12.2)
Customer deposits	0	21	(21)	(100.0)

Asset Management and Insurance

Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Income statement

Net interest income	8	12	14	11	12	14	14	15

Income from companies accounted for by the equity method	—	—	—	—	—	—	—	—
Net fees	131	140	165	183	171	162	167	180
Insurance activity	53	55	61	56	66	79	72	85

Commercial revenue	193	207	240	249	249	255	253	281

Gains (losses) on financial transactions	14	4	5	4	12	(4)	9	12

Gross operating income	207	211	245	253	261	251	262	292

Income from non-financial services (net) and other operating income	0	(0)	0	(0)	2	2	(0)	(1)
Operating costs	(77)	(83)	(94)	(118)	(100)	(98)	(99)	(122)
General administrative expenses	(72)	(79)	(89)	(114)	(95)	(93)	(96)	(112)
Personnel	(42)	(43)	(50)	(54)	(55)	(55)	(53)	(61)
Other administrative expenses	(31)	(36)	(39)	(60)	(40)	(39)	(43)	(51)
Depreciation and amortisation	(5)	(3)	(5)	(4)	(5)	(5)	(3)	(10)

Net operating income	129	128	151	135	163	154	163	170

Net loan loss provisions	(4)	4	0	0	0	(0)	0	0
Other income	8	1	(5)	(1)	(2)	(1)	(2)	(0)

Income before taxes (ordinary)	134	132	146	134	162	153	160	170

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06

Business volumes
Total assets	7,266	8,087	8,496	9,172	9,835	10,337	11,476	15,667
Loans and credits	369	249	251	194	162	158	164	171
Customer deposits	24	23	18	21	1	2	1	0

NPL ratio

%

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06

Continental Europe	0.83	0.79	0.77	0.76	0.76	0.72	0.73	0.73

Santander Netwok	0.60	0.59	0.59	0.59	0.56	0.55	0.57	0.57
Banesto	0.57	0.54	0.49	0.49	0.46	0.45	0.43	0.42
Santander Consumer	2.36	2.18	2.28	2.40	2.41	2.46	2.57	2.57
Portugal	1.23	1.03	0.87	0.78	0.71	0.56	0.61	0.53

United Kingdom (Abbey)	0.84	0.80	0.74	0.67	0.64	0.63	0.64	0.60

Latin America	2.64	2.09	1.90	1.82	1.71	1.77	1.65	1.38

Brazil	2.70	2.89	2.92	2.88	2.76	3.06	2.82	2.38
Mexico	0.89	0.89	0.85	0.89	0.69	0.89	0.90	0.64
Chile	3.42	2.98	2.45	2.31	2.15	1.90	1.78	1.59

Operating Areas	1.02	0.94	0.89	0.86	0.83	0.81	0.80	0.76

Spain	0.61	0.59	0.58	0.57	0.56	0.54	0.55	0.53

NPL coverage

%

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06

Continental Europe	227.46	240.04	246.03	246.60	247.61	252.84	247.45	244.91

Santander Netwok	267.12	274.52	284.78	289.26	299.75	313.42	298.84	295.80
Banesto	336.68	349.50	380.09	371.55	392.62	393.44	399.94	396.13
Santander Consumer	127.23	128.63	124.66	125.20	124.43	119.46	113.83	114.10
Portugal	182.44	216.93	244.38	243.19	258.04	301.39	289.69	305.06

United Kingdom (Abbey)	71.81	73.73	70.69	77.72	79.32	81.98	84.18	85.88

Latin America	160.86	182.04	185.01	186.50	183.37	167.53	166.55	167.29

Brazil	188.11	164.62	147.80	138.52	126.24	109.28	106.61	102.78
Mexico	290.07	286.56	280.50	273.43	335.91	251.48	240.83	279.19
Chile	130.95	141.12	160.75	165.57	165.07	174.22	168.01	152.62

Operating Areas	161.12	172.81	174.32	182.33	184.72	184.20	183.77	185.03

Spain	286.12	299.57	311.67	317.86	322.28	330.79	325.24	328.37

Spreads loans and deposits

%

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06

Santander Network
Spread loans	1.40	1.43	1.45	1.46	1.39	1.29	1.31	1.28
Spread deposits	1.53	1.50	1.49	1.54	1.71	1.87	1.95	2.16

SUM	2.93	2.93	2.94	3.00	3.10	3.16	3.26	3.44

Retail Banking Banesto
Spread loans	1.50	1.48	1.46	1.43	1.38	1.36	1.30	1.31
Spread deposits	1.30	1.31	1.29	1.41	1.54	1.64	1.83	1.92

SUM	2.80	2.79	2.75	2.84	2.92	3.00	3.13	3.23

Santander Consumer Finance
Spread loans	5.14	5.00	5.08	4.81	4.79	4.58	4.15	3.83
Retail Banking Portugal
Spread loans	1.86	1.84	1.78	1.72	1.66	1.63	1.56	1.53
Spread deposits	1.08	1.11	1.14	1.12	1.19	1.21	1.24	1.26

SUM	2.94	2.95	2.92	2.84	2.85	2.84	2.80	2.79

Retail Banking Abbey
Spread loans	0.71	0.70	0.72	0.72	0.72	0.73	0.70	0.69
Spread deposits	0.75	0.74	0.74	0.73	0.72	0.74	0.76	0.79

SUM	1.46	1.44	1.46	1.45	1.44	1.47	1.46	1.48

Retail Banking Brazil
Spread loans	14.68	14.15	15.12	15.87	17.71	17.78	16.70	15.77
Spread deposits	2.81	2.91	2.71	2.46	2.46	2.06	1.88	1.64

SUM	17.49	17.06	17.83	18.33	20.17	19.84	18.58	17.41

Retail Banking Mexico
Spread loans	6.85	7.40	7.34	7.62	7.94	8.87	10.15	10.51
Spread deposits	4.02	3.90	3.72	3.57	3.25	2.98	3.07	3.26

SUM	10.87	11.30	11.06	11.19	11.19	11.85	13.22	13.77

Retail Banking Chile
Spread loans	4.73	5.01	4.89	4.50	4.68	4.56	4.67	4.53
Spread deposits	1.06	1.00	0.98	0.95	1.03	1.14	1.06	1.03

SUM	5.79	6.01	5.87	5.45	5.71	5.70	5.73	5.56

Risk-weighted assets

Million euros

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06	31.12.06

Continental Europe	183,244	195,856	198,308	212,605	223,842	243,647	252,867	258,781

Santander Network	69,944	71,968	74,609	79,622	83,185	89,836	93,415	94,348
Banesto	44,254	49,491	49,251	49,715	55,413	56,929	58,776	62,845
Santander Consumer	24,875	26,890	27,795	28,474	28,405	31,810	31,465	33,713
Portugal	22,156	21,569	22,320	22,960	22,891	23,022	22,959	22,057

United Kingdom (Abbey)	92,025	92,903	102,634	101,567	107,817	103,030	98,897	111,683

Latin America	47,086	56,025	56,109	62,972	66,242	63,784	67,579	73,707

Brazil	10,025	14,186	13,606	14,979	16,811	15,303	16,082	18,200
Mexico	10,143	12,453	11,237	13,621	13,017	12,778	15,196	15,850
Chile	10,460	11,858	12,997	13,730	14,403	13,232	14,112	13,873

Operating Areas	322,356	344,784	357,051	377,143	397,901	410,460	419,342	444,172

Financial management and equity stakes	36,478	39,644	44,120	35,591	29,706	33,960	37,403	34,561

Total	358,834	384,428	401,171	412,734	427,607	444,420	456,745	478,733

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: February 2, 2007	By:	/s/ José Antonio Alvarez

		Name:	José Antonio Alvarez
		Title:	Executive Vice President